International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2017

MD&A

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	1

MD&A	I: EXECUTIVE SUMMARY

I: EXECUTIVE SUMMARY

This executive overview of the Management’s Discussion & Analysis (MD&A) highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of the financial year’s performance, as well as the risks and critical accounting estimates affecting the International Bank for Reconstruction and Development (IBRD), this MD&A should be read in its entirety.

Financial Highlights:

The financial performance of IBRD reflects the impact from the measures put in place in previous years to increase its financial capacity. At the end of the fiscal year ended June 30, 2017, the Executive Directors (the Board) approved the retention of $672 million in the General Reserve, out of the allocable income for the fiscal year-ended June 30, 2017 (FY17). This compares with a retention of $96 million at the end of the fiscal year ended June 30, 2016. The key factors driving this increase in reserve retention were the change in the basis for making income transfers to the International Development Association (IDA), and the higher allocable income as discussed below.

Net Income: IBRD had a net loss of $237 million on a reported basis for the fiscal year ended June 30, 2017, compared with net income of $495 million in the fiscal year ended June 30, 2016. In both fiscal years, the results were affected by unrealized mark-to-market losses and gains, respectively, on IBRD’s non-trading portfolios. Given IBRD’s intention to maintain its non-trading portfolio positions, these unrealized mark-to-market losses and gains are not included in IBRD’s Allocable Income, which is the income measure used as the basis for making net income allocation decisions.

Allocable Income: IBRD’s allocable income was $795 million for the fiscal year ended June 30, 2017, compared with $593 million for the fiscal year ended June 30, 2016. The higher allocable income was driven by; (i) the increase in loan interest margin due to the loan pricing measures instituted in earlier years (Figure 2), as well as the increase in the loan volume during the year; (ii) the increase in net investment revenue as a result of improved market conditions; and (iii) the decrease in net administrative expenses as a result of improved discipline in IBRD’s administrative spending, as well as the impact of the lower allocation of administrative expenses to IBRD in accordance with the IBRD/IDA cost sharing methodology. These factors were offset by the lower revenue from equity contribution.

Portfolio Performance:

Loans: IBRD’s lending operations remained strong during the fiscal year ended June 30, 2017, resulting in $23 billion of loan commitments and $9 billion of net loan disbursements (Figure 17). The latter was the key driver in the $9 billion increase in IBRD’s net loans outstanding, from $168 billion at the end of the fiscal year ended June 30, 2016 to $177 billion at the end of the fiscal year ended June 30, 2017. Despite the increase in loan exposure, the provision charge for FY17 was broadly unchanged as compared with FY16, as a result of changes in the credit quality of the portfolio, largely offset by the favorable impact of the annual update of inputs used to determine the loan loss provisioning requirements.

Investments: During the fiscal year, IBRD’s Board approved an increase in the Prudential Minimum liquidity level requiring IBRD to hold liquidity to support 12 months of operations, versus the previous 6-month requirement. This, coupled with the increase in IBRD’s borrowing activity, has resulted in a $20 billion increase in the investment portfolio, from $52 billion as of June 30, 2016 to $72 billion as of June 30, 2017. The investments are concentrated in the AA and higher categories, reflecting IBRD’s objective of principal protection and resulting preference for high quality investments.

Borrowings: In an effort to finance the increase in IBRD’s lending activity as well as to reflect the increase in liquidity requirements, IBRD raised medium and long term debt of $56 billion during FY17, resulting in a $28 billion increase in the portfolio during the year, from $178 billion as of June 30, 2016 to $207 billion as of June 30, 2017. The debt issuances were highly diversified; 24 currencies, ranging from sizes of $0.9 million to $5 billion, with an average maturity of 6.3 years.

Equity: IBRD remains financially strong. Usable equity continues to be adequate to support current lending operations; however, the 20% minimum threshold level for the Equity-to-Loans ratio limits IBRD’s lending capacity.

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MD&A	I: EXECUTIVE SUMMARY

KEY PERFORMANCE INDICATORS

LENDING - In FY17, IBRD committed $23 billion through 133 projects to help developing countries find solutions to global and local development challenges. Lending commitments (including guarantees) were lower in FY17 relative to a year earlier by 24% (Table 8). At June 30, 2017, IBRD’s net loans outstanding amounted to $177 billion (Table 2), 6% above a year earlier.

In billions of U.S dollars

CAPITAL ADEQUACY AND LIQUIDITY – The Equity-to- Loans ratio of 22.8% as of June 30, 2017, remained largely unchanged (22.7% as of June 30 2016), as the impact of the increase in loan and other exposures was offset by the favorable impact of the increase in the General Reserve, and the decrease in the underfunded status of the pension plans. The net investment portfolio reached its highest level due to pre-funding activities and management’s intention to keep liquidity volumes higher to enhance IBRD’s ability to meet its financial commitments, even under potential scenarios of severe market disruptions.

In billions of U.S dollars (except for ratio)

FINANCIAL RESULTS – On a reported basis, IBRD had a net loss of $237 million for FY17. This net loss primarily results from the unrealized mark-to-market losses experienced on the non-trading portfolios (See Table 6). After the standard adjustments to arrive at allocable income (See Table 7), IBRD had allocable income of $795 million for FY17, higher by $202 million as compared with the allocable income for FY16. The higher allocable income in FY17 was driven by the decrease in IBRD’s net administrative expenses, and an increase in IBRD’s net investment revenue. (See Section III)

In millions of U.S dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	3

MD&A	II: OVERVIEW

II: OVERVIEW

Introduction

The International Bank for Reconstruction and Development (IBRD), an international organization owned by its 189 member countries, is one of the largest Multilateral Development Banks (MDB) in the world and is one of the five institutions of the World Bank Group (WBG)1. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and low-income countries. Its main business activity is extending loans to its eligible member countries.

Presentation

This document provides Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations for IBRD for the fiscal year ended June 30, 2017 (FY17). At the end of this document there is a Glossary of Terms and a list of Abbreviations and Acronyms.

IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation. For further details, see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the year ended June 30, 2017.

Goals and the 2030 Development Agenda

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

These twin goals are mirrored in the 2030 development agenda, which will require a collaborative effort with IBRD’s partners in the public and private sectors, civil society and country governments, as well as beneficiaries and stakeholders on the ground.

In FY16, a new vision, referred to as the “Forward Look”, on how the IBRD and the other WBG entities can best support the development agenda for 2030, was introduced. The main strategic directions of the Forward Look are:

•

To stay engaged with all clients, while continually ensuring that resources are strategically deployed to meet global and client needs, and are targeted to areas of the world that are most in need of funding, and

•	Create markets to broaden the reach and impact of private sector solutions, support economic growth, and multiply the impact of WBG resources.

This will entail making sure resources are deployed where they are needed most, further integrating global issues into IBRD’s business model, expanding work with the private sector, catalyzing financing for development, putting staff talent to the best use, and continuing to improve effectiveness.

While progress is being made toward achieving its goals, this progress is being challenged by a number of factors including fragility and violence, threats to global trade, climate change, pandemics and rising inequality.

Three priority areas have been identified that are key to the pursuit of the WBG’s goals and the 2030 development agenda:

•	Accelerating inclusive and sustainable economic growth;

•	Investing in people to build human capital so that everyone can fulfill their potential to thrive in the twenty-first century’s economy; and

•	Fostering resilience to global shocks and threats in order to brace against the challenges that could roll back progress against poverty.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

4	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	II: OVERVIEW

Key initiatives in these priority areas include an ambitious Climate Action Plan that will be implemented in strong partnership with the private sector, a sharpened focus on fragile and conflict-affected states across the organization, enabling countries in their crisis response through the recently announced Global Crisis Response Platform, and increased contribution to global efforts to bridge the infrastructure funding gap. All of these are critical to achieving the Sustainable Development Goals.

Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks. Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

IBRD pursues the above-mentioned development goals primarily by providing loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

In order to be able to meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

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MD&A	II: OVERVIEW

IBRD makes extensive use of derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity.

•

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases on a global scale. It then lends the proceeds of these borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms which are best matched to their circumstances. In addition to meeting borrower preferences, such options are expected to help borrowers mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to convert its exposure back to a currency and interest rate basis, that is aligned with its loan portfolio. Thus, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD pays U.S. dollar, short-term variable rates on its borrowings, and receives U.S. dollar, short-term variable rates on its loans. Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio.

•

Equity Management – IBRD’s equity is deployed to fund its lending activities. Given IBRD’s risk management strategy (See section IX), earnings on equity reflect short-term variable rates. If left unmanaged, the revenue from these loans would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, Management has put in place an Equity Management Framework (EMF) with the primary goal of providing income stability for IBRD. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows. (See Risk Management, Section IX)

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the extensive use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income below.

Financial Performance

The financial results for FY17 reflect the impact from the measures put in place to further enhance IBRD’s financial position (Figure 2). These measures are intended to gradually increase IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also preserving its financial strength. While IBRD has made considerable progress toward increasing revenues and containing costs, the prolonged low-interest rate environment continues to put downward pressure on the growth of IBRD’s equity.

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MD&A	II: OVERVIEW

Figure 2: Summary of Revenue and Capacity Measures

IBRD has strengthened its financial sustainability framework from FY14–15. Measures such as price differentiation by maturity, and a 20-basis point (bp) general price increase led to a combined increase of contractual spreads by 20-70 bps. In addition, the 25-bps commitment fee was restored in FY15, also increasing loan spread revenue. Due to improvements in the credit quality of the loan portfolio at that time, IBRD lowered its policy minimum Equity-to-Loans ratio from 23 to 20 percent in FY14, allowing shareholder capital to support a larger volume of development lending while remaining financially prudent. To increase capital utilization, IBRD has developed and implemented an MDB Exposure Exchange Framework (MDB EEA) with IADB and AfDB, helping all three institutions improve the diversification of their portfolios.

Figure 3: Sources and Uses of Revenue

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	7

MD&A	II: OVERVIEW

IBRD’s primary sources of revenue are from loans and investments (both net of funding costs), and equity contribution. These revenues cover, administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition to the revenue generated from activities as shown in Figure 3, IBRD also earns revenue from other development activities, in the form of non-interest revenue from externally funded activities. Mobilization of external funds from third-party partners includes trust funds, reimbursable funds and fee-based services from member countries, primarily from Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). The growth of non-interest revenue from externally funded activities provides an additional means to expand capacity to support borrowing member countries. Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities. See Section V for a detailed discussion on externally funded activities.

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income, as discussed below.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section X of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the EMF.

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure which reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year. These adjustments relate to the following:

•	Unrealized mark-to-market gains/losses on non-trading portfolios,

•	Expenses related to transfers allocated from the previous years’ allocable income but expensed in the current year,

•	Differential between reported pension expense and the contributions made to the pension plans and the Post-Retirement Contribution Reserve Fund (PCRF),

•	Investment revenue on the portion of assets related to the pension plan, which is included in IBRD’s investment portfolio, and

•

Other amounts including temporarily restricted revenue (i.e. funds received from donors/others to finance specific products or outputs and as a result not considered allocable), and revenue related to the Pilot Auction Facility (PAF).

See Financial Results Section (Section III) and Table 7 for a detail discussion on the adjustments made to reported net income to arrive at allocable income.

[2]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

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MD&A	II: OVERVIEW

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios (loans, borrowings, and EMF). IBRD’s risk management strategy entails the extensive use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with IBRD’s financial risk management policies, IBRD expects to maintain its non-trading portfolio positions. As a result, for non-trading portfolios, allocable income only includes amounts which have been realized.

For trading portfolios (investment portfolio), allocable income includes both unrealized mark-to-market gains and losses, as well as realized amounts.

Management has consistently followed this practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios from reported net income to arrive at allocable income, since adopting FASB’s guidance on derivatives and hedging in FY01. Accordingly, in years in which reported net income has been positively impacted by unrealized mark-to-market gains on the non-trading portfolios, IBRD did not take these unrealized mark-to-market gains into account in making income allocation decisions. Likewise, in the case of unrealized mark-to-market losses on the non-trading portfolios, IBRD consistently excludes these amounts from reported net income to arrive at allocable income.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	9

MD&A	III: FINANCIAL RESULTS

III: FINANCIAL RESULTS

Summary of Financial Results

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	2017	2016	2015	FY17 vs FY16	FY16 vs FY15
Interest margin	$1,022	$921	$838	$101	$83
Equity contribution,(including EMF) [a]	719	831	1,049	(112)	(218)
Investments, net	170	110	40	60	70

Net Interest Revenue	$1,911	$1,862	$1,927	$49	$(65)

Provision for losses on loans and other exposures, net - (charge)/release [b]	(14)	(15)	10	1	(25)
Net non-interest expenses (Table 4)	(1,347)	(1,319)	(1,336)	(28)	17
Net other revenue [b] (Table 3)	129	41	30	88	11
Board of Governors-approved and other transfers	(497)	(705)	(715)	208	10
Unrealized mark-to-market (losses)/gains on non- trading portfolios, net [a]	(419)	631	(702)	(1,050)	1,333

Net (Loss) Income	$(237)	$495	$(786)	$(732)	$1,281

Adjustments to reconcile net (loss)/income to allocable income:
Pension and other adjustments	116	24	55	92	(31)
Board of Governors-approved and other transfers	497	705	715	(208)	(10)
Unrealized mark-to-market (losses)/gains on non-trading portfolios, net [a]	419	(631)	702	1,050	(1,333)

Allocable Income	$795	$593	$686	$202	$(93)

a.	This includes the reclassification of net realized mark to market gains of $39 million for FY16, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution. There were no realized gains for FY17 for the EMF portfolio (See Table 6).
b.	FY17 includes a $3 million reduction (expense) in the recoverable asset; FY16 includes a $42 million increase (income) in the recoverable asset. These amounts relate to the change in the value of the risk coverage received (recoverable assets) associated with the MDB Exposure Exchange Framework Agreement (EEA) transactions and are included in other non-interest revenue on IBRD’s Statement of Income.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds from the capital markets.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of June 30,	2017	2016	Variance
Investments and dues from banks	$73,656	$54,806	$18,850
Net loans outstanding	177,422	167,643	9,779
Receivable from derivatives	150,112	144,488	5,624
Other assets	4,708	4,323	385

Total Assets	$405,898	$371,260	$34,638

Borrowings	205,942	181,723	24,219
Payable for derivatives	153,129	141,741	11,388
Other liabilities	7,029	10,733	(3,704)
Equity	39,798	37,063	2,735

Total Liabilities and Equity	$405,898	$371,260	$34,638

10	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	III: FINANCIAL RESULTS

The following section is a discussion of IBRD’s Results of Operations on a Reported and Allocable Income basis, for the fiscal year ended June 30, 2017 compared with the fiscal year ended June 30, 2016, as well as changes in its financial position between June 30, 2016 and June 30, 2017.

Net Income

On a reported basis, IBRD had a net loss of $237 million for FY17. This net loss primarily relates to the unrealized mark-to-market losses experienced on the non-trading portfolios (See Figure 4). After adjustments, IBRD had allocable income of $795 million for FY17, higher by $202 million as compared to FY16 (See Table 1). The higher allocable income in FY17 was primarily due to increases in IBRD’s Business Revenue (loan interest margin, net investment revenue, commitment and guarantee fees, and reimbursable revenue from IBRD executed trust funds); and a reduction in net administrative expenses (after standard adjustments to arrive at the amount used to determine allocable income). The impact of these factors was offset by the decrease in IBRD’s equity contribution.

The following is a discussion of the key drivers of IBRD’s financial performance.

Figure 4: Net Income and Unrealized gains/(losses) In millions of U.S. dollars

Results from Lending activities – Interest Margin

IBRD’s FY17 net interest margin was $1,022 million, an increase of $101 million compared with FY16. The higher net interest margin was driven by the increase in lending volumes, as well as the impact from the pricing measures adopted in FY14.

Loan Portfolio

At June 30, 2017, IBRD’s net loans outstanding amounted to $177.4 billion (Table 2), 6% above a year earlier (Figure 6). The increase was mainly attributable to $8.7 billion in net loan disbursements made in FY17, and currency translation gains of $1.1 billion, primarily due to the 2% appreciation of the euro against the U.S. dollar during the year.

Gross disbursements in FY17 were $17.9 billion, 21% lower than FY16, primarily due to lower development policy financing operations in the current year in all regions, except the Middle East and North Africa, which saw an increase in disbursements in FY17. (Section IV)

Figure 5: Net Interest Margin

In millions of U.S. dollars

Figure 6: Net Loans Outstanding

In billions of U.S. dollars

Figure 7: Derived Spread

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	11

MD&A	III: FINANCIAL RESULTS

Results from Investing activities – Net Investment Revenue

During FY17, interest revenue from investments, net of funding costs, amounted to $170 million. This compares with $110 million during FY16. The $60 million increase was primarily due to higher unrealized mark-to-market gains on the investment portfolio, compared with FY16, primarily due to an improvement in market conditions in FY17.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2017, the net investment portfolio totaled $71.7 billion, with $70.1 billion representing the liquid asset portfolio. This compares with $51.8 billion a year earlier, of which $50.5 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The increased level of liquidity reflects management’s decision to increase the Prudential Minimum liquidity requirement, as well as anticipation of higher projected debt service and loan disbursements for the coming fiscal year. (Section IX)

Figure 8: Net Investment Revenue

In millions of U.S. dollars

Figure 9: Net Investment Portfolio

In billions of U.S. dollars

Results from Borrowing activities

Borrowing portfolio

As of June 30, 2017, the borrowing portfolio totaled $207.1 billion, $28.9 billion above June 30, 2016 (see Note E: Borrowings in the Notes to the Financial Statements). The increase in borrowing activity is in response to the higher liquidity requirements.

In FY17, to fund its operations, IBRD raised medium-and long-term debt of $55.5 billion in 24 different currencies, $7.5 billion below FY16 (Table 19). The decrease in medium- and long-term debt issuances in FY17 is primarily a result of the decrease in net loan disbursements.

Figure 10: Borrowings Portfolio In billions of U.S. dollars

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MD&A	III: FINANCIAL RESULTS

Equity Contribution and Equity Management Framework

Equity contribution is the interest revenue earned from the EMF (coupon income from derivative instruments), and any gains which have been realized during the year as a result of the termination of EMF positions. Equity contribution also includes equity savings, interest earned from the proportion of loans funded by equity, and certain minor adjustments including those relating to discontinued loan products.

For FY17, equity contribution was $719 million compared with $831 million in FY16 (See Table 1). The decrease is mainly due to lower revenue from the EMF as a result of the maturing of higher yielding instruments during the year. Despite the decrease, revenue from EMF continues to bring stability to allocable income and represents 38% of the net interest revenue for FY17.

A further discussion on the EMF strategy and how IBRD manages its exposure to short-term interest rates is included in the Risk Management Section (Section IX).

Figure 11: Equity Contribution

In millions of U.S. dollars

Other Revenue

Table 3 below provides details on the composition of net other revenue.

Table 3: Net Other Revenue

In millions of U.S. dollars

For the fiscal year ended June 30,	2017	2016	2015	FY17 vs FY 16	FY16 vs FY 15
Loan commitment fees	$70	$34	$16	$36	$18
Guarantee fees	8	7	7	1	*
Net earnings from PEBP and PCRF	47	(6)	5	53	(11)
Pilot Auction Facility(PAF) [a]	8	6	—	2	6
Others	(4)	*	2	(4)	(2)

Net other revenue (Table 1)	$129	$41	$30	$88	$11

a.	For further discussion on PAF, see “Other adjustments” on Table 7.
*	indicates amount less than $0.5 million.

The $88 million increase in net other revenue relative to FY16, was driven by the increase in earnings from the Post-Employment Benefit Plan (PEBP) and PCRF assets, and commitment fees. The increase in PEBP revenue is due to positive investment returns experienced during the year. The increase in commitment fee revenue in FY17 compared with FY16, was due to the higher balance of undisbursed loans which are subject to the FY14 pricing measures.

Expenses

Net Non-Interest Expenses

As shown in Table 4, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge service and related activities between these two institutions. The staff costs and consultant and contractual services shown in the table below include costs related to IBRD executed trust funds, which are recovered through revenue from externally funded activities.

Figure 12: Net Non-Interest Expenses

In millions of U.S. dollars

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MD&A	III: FINANCIAL RESULTS

Table 4: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year ended June 30,	2017	2016	2015	FY17 vs.FY16	FY16 vs.FY15
Administrative expenses
Staff costs	$904	$915	$838	$(11)	$77
Travel	175	183	172	(8)	11
Consultant fees and contractual services	454	482	474	(28)	8
Pension and other post-retirement benefits	394	231	248	163	(17)
Communications and Technology	55	58	53	(3)	5
Equipment and buildings	130	139	131	(9)	8
Other expenses	33	45	33	(12)	12

Total administrative expenses	$2,145	$2,053	$1,949	$92	$104

Grant Making Facilities (See Section V)	22	67	110	(45)	(43)
Revenue from externally funded activities (See Section V)
Reimbursable revenue – IBRD executed trust funds	(542)	(515)	(437)	(27)	(78)
Reimbursable advisory services	(47)	(51)	(53)	4	2
Revenue - Trust fund administration	(47)	(51)	(52)	4	1
Restricted revenue (primarily externally financed outputs)	(24)	(20)	(24)	(4)	4
Revenue - Asset management services	(27)	(27)	(27)	—	*
Other revenue	(133)	(137)	(130)	4	(7)

Total Net Non-Interest Expenses (Table 1)	$1,347	$1,319	$1,336	$28	$(17)

The increase in net non-interest expenses relative to FY16 was primarily due to higher pension and post-retirement benefit costs, as a result of the increase in the underfunded status at June 30, 2016. This increase was driven by the decrease in the discount rate during FY16, and resulted in a higher amortization of unrecognized actuarial losses during FY17.

Efficiency Measures

IBRD aims to have its net administrative expenses covered by its loan spread revenue (loan interest margin, commitment and guarantee fees). Thus, IBRD monitors its net administrative expenses as a percentage of its loan spread revenue, using a measure referred to as the budget anchor.

In FY17, IBRD’s budget anchor was 107%, an improvement of 28 percentage points compared to 135% in FY16, reflecting the increase in IBRD’s loan spread revenue during the year, and the decrease in administrative expenses resulting from the improved discipline in administrative spending, and the impact of the lower allocation of administrative expenses to IBRD, in accordance with the IBRD/IDA cost sharing methodology. (See Table 5 for details of the budget anchor components).

Figure 13: Budget Anchor

In millions of U.S. dollars

14	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	III: FINANCIAL RESULTS

Table 5: Budget Anchor

In millions of U.S. dollars

For the fiscal year ended June 30,	2017	2016	2015	FY17 vs.FY16	FY16 vs.FY15
Total net Non-Interest Expenses (From Table 4)	$1,347	$1,319	$1,336	$28	$(17)
Pension adjustment (From Table 7) [a]	(175)	(18)	(60)	(157)	42
EFO adjustment [a]	4	(5)	(* )	9	(5)

Net administrative expenses	$1,176	$1,296	$1,276	$(120)	$20

Loan interest margin (From Table 1)	1,022	921	838	101	83
Commitment fees (From Table 3)	70	34	16	36	18
Guarantee fees (From Table 3)	8	7	7	1	—

Total loan spread revenues	$1,100	$962	$861	$138	$101

Budget Anchor	107%	135%	148%

a.	These adjustments are made to arrive at net administrative expenses used for allocable income purposes.
*	Indicates amount less than $0.5 million

Provision for losses on loans and other exposures

In FY17, IBRD recorded a provision charge of $14 million for losses on loans and other exposures, compared with a charge of $15 million during the same period in FY16. Despite the charge in FY17, the provisioning rate was largely unchanged compared with the prior year, and remained at less than 1% of IBRD’s loan exposures. (See Notes to Financial Statements, Note D: Loans and Other Exposures)

Board of Governors and approved transfers

For FY17, IBRD recorded expenses of $497 million relating to Board of Governors-approved and other transfers, which relates to the transfer to IDA from FY16 allocable income. (see Note G: Retained Earnings, Allocations and Transfers in the Notes to the Financial Statements).

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and EMF portfolios. Since these are non-trading portfolios, any unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized. For FY17, $419 million of unrealized mark-to-market losses ($631 million unrealized mark-to-market gains in FY16) were excluded from reported net income to arrive at allocable income (See Table 1).

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MD&A	III: FINANCIAL RESULTS

Table 6: Unrealized Mark-to-Market gains/losses, net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2017
	Unrealized gains (losses), excluding realized amounts [a]	Realized gains (losses)	Total
Borrowing portfolio [b]	$(254)	$6	$(248)
Loan portfolio [b]	1,529	—	1,529
EMF	(1,701)	—	(1,701)
Asset-liability management portfolio [c]	(5)	—	(5)
Client operations portfolio	12	—	12

Total	$(419)	$6	$(413)

	For the fiscal year ended June 30, 2016
	Unrealized gains (losses), excluding realized amounts [a]	Realized gains (losses)	Total
Borrowing portfolio [b]	$479	$28	$507
Loan portfolio [b]	(1,234)	—	(1,234)
EMF	1,418	39	1,457
Asset-liability management portfolio [c]	(4)	—	(4)
Client operations portfolio	(28)	—	(28)

Total	$631	$67	$698

a.	Includes adjustments to reclassify net realized mark-to-market gains (losses) to the related interest revenue and expense lines for allocable income purposes.
b.	Includes related derivatives.
c.	Included in other derivatives on the Balance Sheet.

Loan Portfolio

On a reported basis, while the derivatives which convert loans to variable rate instruments are reported at fair value, all loans are reported at amortized cost, except for one loan with an embedded derivative, which was reported at fair value until it was fully repaid during the year. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not evident in the reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section X for more details.

Borrowing Portfolio

On a reported basis, all the derivatives and the related underlying borrowings are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. Since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section X for more details.

EMF

The EMF uses derivatives to convert variable rate cash flows on loans funded by equity to fixed rate cash flows. On a reported basis these derivatives are at fair value. During FY17, IBRD had unrealized mark-to-market losses, primarily as a result of the increase in the U.S. interest rates. See Sections IX and X for more details on the activity and the underlying strategy.

16	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	III: FINANCIAL RESULTS

The following section is a discussion of IBRD’s Results of Operations on a Reported and Allocable Income basis, for the fiscal year ended June 30, 2016 compared with the fiscal year ended June 30, 2015, and changes in its financial position between June 30, 2016 and June 30, 2015.

FY16 Net Income

On a reported basis, IBRD had net income of $495 million for FY16. This net income primarily relates to the unrealized mark-to-market gains experienced on the non-trading portfolios (See Table 6). After adjustments IBRD had allocable income of $593 million for FY16, lower by $93 million as compared to the allocable income for FY15 (See Table 1). The lower allocable income in FY16 was primarily due to the lower level of gains realized from the termination of certain EMF positions ($39 million for FY16 compared with $750 million for FY15), in line with Management’s plans to rely primarily on EMF coupon income. However, this was significantly offset by the increase in IBRD’s loan and investment revenue, net of funding costs, during the year, and the containment of IBRD’s administrative expenses despite the significant increase in lending activities.

The following is a discussion of the key drivers of IBRD’s financial performance:

Interest Revenue, net of funding costs

IBRD earned a net interest margin of $921 million in FY16 compared to $838 million in FY15. The higher net interest margin was driven by the increase in lending volumes in FY16 (Net disbursements: $13.2 billion in FY16, $10.0 billion in FY15), as well as the increased contractual spread on new loans attributable to pricing measures adopted in FY14 (See Figure 2).

During FY16, interest revenue from investments, net of funding costs, amounted to $110 million. This compares with $40 million during FY15. The increase in investment revenue during FY16 was primarily due to lower unrealized mark-to-market losses on the portfolio, compared with FY15, primarily due to positive changes in the asset value related to HETA ASSET RESOLUTION AG.

Loan portfolio

At June 30, 2016, IBRD’s net loans outstanding amounted to $167.6 billion, the highest in IBRD’s history, 8.1% above a year earlier. The increase was mainly attributable to $13.2 billion in net loan disbursements made in FY16, partially offset by currency translation losses of $0.6 billion, primarily due to the 0.3% depreciation of the euro against the U.S. dollar during the year.

Investment Portfolio

As of June 30, 2016, the net investment portfolio totaled $51.8 billion with $50.5 billion representing the liquid asset portfolio. This compares with an investment portfolio valued at $45.1 billion a year earlier, with $44 billion representing the liquid asset portfolio.

Borrowing portfolio

As of June 30, 2016, the borrowing portfolio totaled $178.2 billion, $19.4 billion above June 30, 2015 (see Note E: Borrowings in the Notes to the Financial Statements). This increase was mainly due to net new borrowing issuances of $19 billion during the year.

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MD&A	III: FINANCIAL RESULTS

Equity Contribution and Equity Management Framework

For FY16, equity contribution was $831 million compared with $1,049 million in FY15 (See Table 1). The main driver of equity contribution is revenue from EMF. For FY16, interest revenue from EMF was $672 million, compared with $306 million during the same period in FY15. The increase in interest revenue was due to the increase in the volume of EMF positions. For FY16, there were $39 million of realized gains from the terminations of certain EMF positions, compared with $750 million during the same period in FY15, in line with Management’s plans to rely primarily on EMF coupon income.

Other Revenue

The commitment fee revenue increased during FY16 compared to FY15 due to the restoration of the 25 basis point commitment fee, which is charged on undisbursed balances of new loans approved after September 30, 2014. The decrease in PEBP revenue is due to negative investment returns experienced during the year.

Expenses

Board of Governors and approved transfers

For FY16, IBRD recorded expenses of $705 million relating to Board of Governors-approved and other transfers, of which $650 million was to IDA and $55 million to the Trust Fund for Gaza and the West Bank.

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MD&A	III: FINANCIAL RESULTS

Allocable Income and Income Allocation

Net income allocation decisions are based on allocable income. Management recommends to the Board, allocations out of net income at the end of each fiscal year to augment reserves and support developmental activities. As illustrated in Table 7, the key differences between allocable income and reported net income relate to unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers.

Table 7: Income Allocation

In millions of U.S. dollars

For the fiscal years ended June 30,	2017	2016
Net (Loss) Income	$(237)	$495
Adjustments to Reconcile Net (Loss) Income to Allocable Income:
Board of Governors-approved and other transfers	497	705
Unrealized mark-to-market losses/(gains) on non-trading portfolios, net [b]	419	(631)
Pension	175	18
PEBP and PCRF loss/(income)	(47)	6
Other Adjustments	(12)	(*	)

Allocable Income	$795	$593
Recommended Allocations
General Reserve	672	96
Surplus	—	—
Transfer to IDA	123	497

Total Allocations	$795	$593

*	Indicates amounts less than $0.5 million.
b.	Includes adjustments to reclassify net realized mark-to-market gains (losses) to the related interest revenue and expense lines for allocable income purposes.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and EMF portfolios as discussed previously. For FY17, Management recommended and the Board approved the exclusion of $419 million of unrealized mark-to-market losses from reported net income to arrive to allocable income.

Board of Governors approved and other transfers

Board of Governors-approved and other transfers refer to the allocations recommended by the Board and approved by the Board of Governors, as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.

Since these amounts primarily relate to allocations out of IBRD’s FY16 allocable income, Surplus, or restricted retrained earnings, they are excluded from the FY17 reported net income to arrive at the FY17 allocable income.

Pension and PEBP adjustments

The Pension adjustment reflects the difference between IBRD’s cash contributions to the pension plans and the accounting expense, as well as investment revenue earned on those assets related to the PEBP and PCRF, the latter being established by the Board to stabilize contributions to the pension and post-retirement benefits plans. Management believes the allocation decision should be based on IBRD’s cash contributions to the pension plans and PCRF rather than pension expenses. In addition, Management has designated the income from these assets to meet the needs of the pension plans. As a result, PEBP and PCRF investment revenue is excluded from allocable income. In FY17, Management recommended and the Board approved the exclusion of $128 million to arrive at allocable income.

Other Adjustments:

•

Under certain arrangements (such as EFOs), IBRD enters into agreements with donors under which IBRD receives funds to be used to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements, and are therefore considered restricted until applied by IBRD for these purposes. Management believes that income attributable to these arrangements should be

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MD&A	III: FINANCIAL RESULTS

excluded from allocable income since there is no discretion about the use of the funds. In line with this, these amounts are transferred to restricted retained earnings. In FY17, the net balance of these restricted funds increased by $4 million. Management recommended and the Board approved that the reported net income be decreased by $4 million to arrive at the FY17 allocable income.

•

The income recognized for the right to receive reimbursement from the Financial Intermediary Fund (FIF) for the Pilot Auction Facility (PAF) for Methane and Climate Change Mitigation[3] is excluded, as this is required for the payout for the changes in market value on put options under the PAF. Therefore, it is not available for other uses. In FY17, $8 million of revenue was recognized in reported net income. Management recommended and the Board approved that the reported net income be decreased by $8 million to arrive at the FY17 allocable income. The change in the market value of the put option is also excluded from reported net income to arrive at allocable income, as part of the unrealized mark-to market gains/(losses) on non-trading portfolios.

Income Allocation

During FY17, the Board approved a formula-based approach for determining IBRD’s transfers to IDA. IBRD’s strong support to IDA is reflected in the $15 billion of cumulative income transfers, which have been made since IDA’s first replenishment. While IBRD’s strong support will continue, the new formula-based approach links such transfers, to IBRD’s allocable income level for that given year, ensuring that the majority of allocable income is retained to grow IBRD’s reserves.

The annual IDA transfer recommendations are still subject to approval by the Board of Governors as part of the net income allocation process in accordance with IBRD’s Articles. In making their decisions, Governors will continue to take the overall financial standing of IBRD into consideration.

Allocable income in FY17 was $795 million. Of this amount, the Board approved the allocation of $672 million to the General Reserve on August 3, 2017. Based on the new methodology, the Board recommended to IBRD’s Board of Governors a transfer of $123 million to IDA.

Figure 14: FY17 Allocable Income and Income Allocation

In millions of U.S. dollars

[3]	In FY16, IBRD issued put options for methane and climate change mitigation. The PAF is a climate finance model developed by IBRD to stimulate investment in projects that reduce greenhouse gas emissions in developing countries. The PAF is a pay-for-performance mechanism which uses auctions to allocate public funds and attract private sector investment to projects that reduce methane emissions by providing a medium-term guaranteed floor price on emission rights. The notional amount of options issued during FY17 was $13 million.

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MD&A	IV: LENDING ACTIVITIES

IV: LENDING ACTIVITIES

IBRD provides financing and knowledge services to middle-income and creditworthy lower-income countries to reduce poverty and promote shared prosperity, while ensuring that social, environmental, and governance considerations are taken into account. Demand for IBRD’s loans remains strong, driven by the financing needs of borrowers combined with the value placed on the technical assistance offered with the financing. Country teams with a deep understanding of each country’s circumstances work with clients to tailor and manage the most appropriate mix of instruments, products, and services.

All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD’s Executive Directors approve each loan and guarantee after appraisal of a project by staff. Under a new Multiphase Programmatic Approach approved by the Executive Directors on July 21, 2017, Executive Directors may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize Management to appraise and commit financing for later program phases. Effective July 1, 2017, eligible countries with 2016 per capita Gross National Income of $1,165 or more are eligible to borrow from IBRD. Low-income countries are also eligible for concessional loans and grants from IDA. Since 1946, IBRD has extended, net of cumulative cancellations, about $612.3 billion in loans. IBRD does not currently sell its loans, nor does Management believe there is a market for such loans.

Over the past decades, considerable advancements in poverty reduction have been made globally. The World Bank estimates suggest that, for the first time in history, the number of people living in extreme poverty has fallen below 10 percent of the global population. Despite this achievement, hundreds of millions of people still live on less than $1.90 a day, the current benchmark for extreme poverty. A continuation of these advancements offers an opportunity to end extreme poverty.

IBRD has both a country based focus and a global approach. To facilitate this, IBRD has established the Global Practice and Cross Cutting Solution Areas, to assemble our best experts and knowledge, and make it more accessible to member countries. The Global Practices, which are grouped together into three thematic clusters enhance the sharing of global technical expertise to deliver client solutions across 14 specialized areas of development that integrate public and private sectors; capture and leverage knowledge; and build global leadership. Figure 15 illustrates the composition of the Global Practices:

Figure 15 : Global practices composition

IBRD’s projects undergo a rigorous review and approval process that includes early screening to identify environmental and social impacts and designing mitigation actions. Identifying and appraising a project, and approving and disbursing a loan, can often take several years. However, IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

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MD&A	IV: LENDING ACTIVITIES

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Board, evaluates the extent to which operations have met their development objectives. Figure 16 illustrates the project life cycle for a World Bank project:

Figure 16: Project Life Cycle

Lending Commitments and Disbursements

In FY17, IBRD committed $22.6 billion through 133 projects to help developing countries find solutions to global and local development challenges.

Lending commitments (including guarantees) were lower by 24% in FY17 relative to a year earlier (Table 8). This decrease was driven by a $5.6 billion decline in Development Policy Financing operations, and a $3.0 billion decline in Program for Results (PforR) operations, due to two large operations in FY16 in the Sustainable Development thematic cluster.

Despite a decrease in commitments in FY17, the Sustainable Development and Human Development Global Practice cluster saw an increase in their proportion of the FY17 commitments relative to FY16.

Figure 17: Commitments and Disbursements trends

In billions of U.S. dollars

Figure 18: Commitments by Global Practice Cluster

SD – Sustainable Development

EFI – Equitable growth, Finance and Institutions

HD – Human Development

Table 8: Commitments by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2017	% of total	2016	% of total	Variance
Latin America and the Caribbean	$5,373	24%	$8,035	27%	$(2,662)
Middle East and North Africa	4,869	22	5,170	17	(301)
Europe and Central Asia	4,569	20	7,039	24	(2,470)
East Asia and Pacific	4,404	19	5,176	18	(772)
South Asia	2,233	10	3,640	12	(1,407)
Africa	1,163	5	669	2	494

Total	$22,611	100%	$29,729	100%	$(7,118)

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MD&A	IV: LENDING ACTIVITIES

Table 9: Gross Disbursements by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2017	% of total	2016	% of total	Variance
Middle East and North Africa	$5,335	30%	$4,427	20%	$908
East Asia and Pacific	3,961	22	5,205	23	(1,244)
Latin America and the Caribbean	3,885	22	5,236	23	(1,351)
Europe and Central Asia	2,799	16	5,167	23	(2,368)
South Asia	1,454	8	1,623	7	(169)
Africa	427	2	874	4	(447)

Total	$17,861	100%	$22,532	100%	$(4,671)

Lending Categories

IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 19).

Investment Project Financing (IPF)

IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF is usually disbursed over the long-term (roughly a 5 to 10-year horizon). FY17 commitments under this lending category amounted to $12.9 billion, compared with $11.4 billion in FY16. The majority of these commitments were in the Sustainable Development Global Practice thematic cluster.

Development Policy Financing (DPF)

DPF aims to support borrowers in achieving sustainable development through a program of policy and institutional actions. Examples of DPF include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing (roughly 1 to 3 years) to help borrowers address actual or anticipated development financing requirements. FY17 commitments under this lending category totaled $7.6 billion, compared with $13.2 billion in FY16, the majority of which were in the Equitable, Growth, Finance and Institutions Global Practice thematic cluster.

Program-for-Results (PforR)

PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage. FY17 commitments under this lending category totaled $2.1 billion compared with $5.1 billion in FY16. The lower PforR commitments is evident in the South Asia Region (SAR). The Sustainable Development Global Practice thematic cluster accounted for the majority of this decline.

Figure 19: Commitments by Instrument

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MD&A	IV: LENDING ACTIVITIES

Currently Available Lending Products

IBRD does not differentiate between the credit quality of member countries eligible for loans; loans for all eligible members are subject to the same pricing. As of June 30, 2017, 85 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL offers two types of loan terms: variable-spread terms and fixed-spread terms. As of June 30, 2017, 72% of IBRD’s loans outstanding carried variable-spread terms and 28% had fixed-spread terms. See Table 11 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans, for which currency or interest rate conversions have been exercised as of June 30, 2017, was $25 billion (also $25 billion on June 30, 2016). IFLs may be denominated in the currency or currencies chosen by the borrower, as long as IBRD can efficiently intermediate in that currency. Through the use of currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding as of June 30, 2017, was $3.5 billion, compared with $3.0 billion on June 30, 2016.

The spread on IBRD’s IFLs has four components: the contractual lending spread, maturity premium, market risk premium, and funding cost margin. The contractual lending spread and maturity premium, which apply to all IFLs, are subject to the Board’s periodic pricing review. For fixed-spread IFLs, the projected funding cost margin and the market risk premium are set by Management to ensure that they reflect the underlying market conditions that are constantly evolving. These are communicated to the Board at least quarterly.

The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longest maturities despite a higher maturity premium, highlighting the value of longer maturities to member countries. (See table 10)

Table 10: Commitments by Maturity

In millions of U.S. dollars

	For the fiscal year ended June 30, 2017			For the fiscal year ended June 30, 2016
Maturity Bucket	Fixed Spread	Variable Spread	Total	Fixed Spread	Variable Spread	Total
< 8 years	$288	$82	$370	$—	$309	$309
8-10 years	871	67	938	327	450	777
10-12 years	445	3,176	3,621	422	5,688	6,110
12-15 years	1,461	3,104	4,565	624	9,587	10,211
15-18 years	1,195	2,579	3,774	260	1,792	2,052
>18 years	3,413	4,579	7,992	2,484	7,166	9,650
Guarantee Commitments			1,351			620

Total Commitments	$7,673	$13,587	$22,611	$4,117	$24,992	$29,729

Other Lending Products Currently Available

In addition to IFLs, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (See Box 1).

24	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	IV: LENDING ACTIVITIES

Box 1: Other Lending Products Currently Available

Lending Product	Description
Loans with a Deferred Drawdown Option	The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 11). As of June 30, 2017, the amount of DDOs disbursed and outstanding was $7.6 billion (compared to $7.5 billion on June 30, 2016), and the undisbursed amount of effective DDOs totaled $4.4 billion, compared to $4.5 billion a year earlier.

Special Development Policy Loans (SDPLs)	SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. As of June 30, 2017, the outstanding balance of such loans was $251 million (compared to $334 million a year earlier). IBRD made no new SDPL commitments in either FY17 or FY16.

Loan-Related Derivatives	IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $11 billion on June 30, 2017, compared with $11 billion a year earlier.

Loans with IFC	IBRD provides loans to IFC in connection with the release of a member’s National Currency Paid-In Capital (NCPIC) to IBRD. (See Section VIII for explanation of NCPIC.) As of June 30, 2017, the amount outstanding was $196 million, compared with $205 million a year earlier.

Table 11: Loan Terms Available Through June 30, 2017

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)[a]		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	35 years	35 years	5 To 10 years
Maximum weighted average maturity	20 years	20 years	7.5 years
Reference market rate	Six-month variable rate index	Six-month variable rate index	Six-month variable rate index
Spread
Contractual lending spread	50	50	200
Maturity premium	0-50[b]	0-50[b]	–
Market risk premium	10-15[b]	–	–
Funding cost margin	Projected funding spread to six-month variable rate index[c]	Actual funding spread to variable rate index of IBRD borrowings in the previous six-month period	–
Charges
Front-end fee	25	25	100
Late service charge on principal payments received after 30 days of due date[d] Commitment Fee	50 25	50 25	– –
	Development Policy Loan Deferred Drawdown Option		Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month variable rate index	Six-month variable rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25		50
Renewal fee	–		25
Stand-by fee	50		–

a.	There is a floor of zero on the overall interest rate in IBRD’s loans.
b.	Based on the weighted average maturity of the loan.
c.	Projected funding spread to variable rate index (e.g., London Interbank Offered Rate (LIBOR)) is based on the weighted average maturity of the loan.
d.	See Box 4 in Section IX for a discussion of overdue payments.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	25

MD&A	IV: LENDING ACTIVITIES

Discontinued Lending Products

IBRD’s loan portfolio includes a number of lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June 30, 2017, loans outstanding of about $0.5 billion carried terms no longer offered.

Waivers

Loan terms offered prior to September 28, 2007, included a partial waiver of interest and commitment charges on eligible loans. Such waivers are approved annually by the Board. For FY17, the Board has approved the same waiver rates as in FY17 for all eligible borrowers with eligible loans. The reduction in net income due to such waivers in FY17 was $80 million (FY16: $100 million).

Figure 20 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. The loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX.

Figure 20: Loan Portfolio

In millions of U.S. dollars

Figure 20a. Loans Outstanding by Loan Terms

*	Denotes percentage less than 0.5%

Figure 20b. Undisbursed Balances by Loan Terms

Figure 20c. Loans Outstanding by Currency

26	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	V: OTHER DEVELOPMENT ACTIVITIES

V: OTHER DEVELOPMENT ACTIVITIES

IBRD offers non-lending products and services to its borrowing member countries, and to affiliated and non-affiliated organizations, to help them meet their development goals. These include financial guarantees, grants, and externally-funded activities.

Guarantees

IBRD’s exposure on its guarantees, measured by discounting each guaranteed amount from its next call date, was $5.7 billion as of June 30, 2017 compared to $5.2 billion as of June 30, 2016 (Table 12).

Table 12: Guarantees Exposure

In million U.S. dollars

As of June 30,	2017	2016
Guarantees (project, policy and enclave)	$1,801	$1,224
Advance Market Commitment (AMC)	175	282
Exposure Exchange Agreements	3,682	3,692

Total	$5,658	$5,198

IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries to help mobilize private financing for development purposes. Project-based guarantees are provided to mobilize private financing for a project and/or mitigate payment and/or performance related risks of a project. Policy-based guarantees are provided to mobilize private financing for sovereign or sub- sovereign projects. IBRD’s guarantees are partial in nature as they cover risks only to the extent necessary to obtain the required private financing, taking into account country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (Box 2).

Box 2: Types of Guarantees Provided by IBRD

Guarantee	Description

Project-based guarantees	Two types of project-based guarantees are offered:

1.      Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public sector project.

2. Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees	These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations	IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, and other concessional financing. Those projects are known as enclave operations. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

Table 13: Pricing for IBRD Project-Based and Policy-Based Guarantees

Charges	Basis Points
Front-end fee	25
Processing fee	50	[a]
Initiation fee	15	[b]
Standby fee	25
Guarantee fee	50-100	[c]

a.	The processing fee is determined on a case-by-case basis.
b.	The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
c.	Based on the weighted average maturity of the guarantee.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	27

MD&A	V: OTHER DEVELOPMENT ACTIVITIES

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP:

•

Advance Market Commitment (AMC): AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. The amount of the exposure is discussed under the guarantee program (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

•

Exposure Exchange Agreements (EEA): IBRD had an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of the principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement.

In December 2015, IBRD signed, together with the African Development Bank (AfDB) and the Inter-American Development Bank (IADB), an MDB EEA. Under the EEA, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee for nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified, and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Note D: Loans and Other Exposures to the in the Notes to the Financial Statements).

•

Other guarantee arrangements: During FY17, guarantees received totaling $944 million became effective. These guarantees served as a credit enhancement to increase IBRD’s lending capacity in certain countries.

Table 14: Exposure Exchange Agreements

In millions of U.S. dollars

As of	June 30,2017		June 30,2016
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided
Exposure Exchange Agreement
MIGA	$74	$73	$85	$83
IADB	2,021	2,021	2,021	2,021
AfDB	1,588	1,588	1,588	1,588

Total notional	$3,683	$3,682	$3,694	$3,692

Grants

Grant-Making Facilities (GMFs) are complementary to IBRD’s work. These activities are increasingly being integrated into IBRD’s overall operations. In FY17, IBRD deployed $22 million under this program, compared with $67 million in FY16. The decrease is mainly due to a change in policy in FY17, whereby this cost is now shared with IDA. These amounts are reflected in contributions to special programs on IBRD’s Statement of Income.

Externally Funded Activities

These funds have become an integral part of IBRD’s activities. Mobilization of external funds from third-party partners includes trust funds. Additional external funds include reimbursable funds and fee based services from member countries, which are related to Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and Reserves Advisory Management Program (RAMP).

28	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	V: OTHER DEVELOPMENT ACTIVITIES

Reimbursable Advisory Services (RAS)

While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., trust funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY17, IBRD had revenues of $47 million ($51 million in FY16) from RAS.

Trust Fund Activity

Trust Funds are an integral part of IBRD’s resource envelope, providing IBRD with resources and added flexibility in providing development solutions that serve member recipients and donors alike. The partnerships funded by trust funds often serve as a platform from which IBRD and its partners can draw on the WBG’s diverse technical and financial resources to achieve development goals that cannot be addressed effectively by any single partner, given their complexity, scale, and scope. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

•

IBRD-Executed Trust Funds (BETFs): IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements or supervises the activities financed. These trust funds support IBRD’s work program.

•	Recipient-Executed Trust Funds (RETFs): Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

•	Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers an agreed set of financial and administrative services, including managing donor contributions.

In FY16, IBRD introduced a new cost recovery framework for Trust Funds to strengthen the institution’s financial sustainability. Key features of the new framework include the following measures:

•	Ensuring IBRD recovers overhead costs incurred associated with trust fund activities.

•	Simplifying the fee structure and types of trust funds that can be created.

In FY17, IBRD recorded $47 million ($51 million in FY16) as fee revenue for the administration of its trust fund portfolio. IBRD, as an executing agency, disbursed $542 million in FY17 ($515 million in FY16) of trust fund program funds (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

Externally Financed Outputs (EFOs)

IBRD offers donors the ability to contribute to specific projects and programs. Contributions for EFOs are recorded as restricted revenue when received because they are for contractually specified purposes. The restriction is released once the funds are used for the purposes specified by donors. In FY17, IBRD had $24 million of revenue, compared with $20 million in FY16.

Other Financial Products and Services

IBRD plays an active role in designing financial products and structuring transactions to help clients mobilize resources for development projects and mitigate the financial effects of market volatility and disasters. IBRD also provides financial and advisory services in debt, asset, and commodity risk management to help governments, official sector institutions, and development organizations, build institutional capacity to protect and expand financial resources.

Managing Financial Risks for Clients

IBRD helps member countries build resilience to shocks by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility; disasters; and extreme weather events. Financial solutions can include currency, interest rate, and commodity-price hedging transactions and disaster risk financing through catastrophe derivatives and bonds, insurance and reinsurance contracts, and regional pooling facilities. IBRD’s disaster risk financing products can also cover other risks such as those related to epidemics and pandemics.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	29

MD&A	V: OTHER DEVELOPMENT ACTIVITIES

In FY17, the Pandemic Emergency Financing Facility (PEF) was launched with the aim of establishing a fast-disbursing mechanism that can provide funding for response efforts that help prevent low-frequency, high-severity outbreaks from becoming pandemics. The PEF has been established as a Financial Intermediary Fund (FIF). On behalf of this facility, IBRD entered into a combination of specialized bonds and catastrophe derivatives with the market with a combined notional amount of $425 million. These instruments will provide funding to the PEF FIF for payouts if and when a trigger event occurs.

During FY17, IBRD also intermediated the following risk management transactions for clients:

•	Affiliated Organization: To assist IDA with its asset/liability management IBRD executed currency forward contracts on its behalf. During FY17, IBRD executed $1.7 billion in such contracts.

•

Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition, IBRD, as Treasury Manager, is IFFIm’s sole counterparty and enters into offsetting swaps with market counterparties. During FY17, IBRD did not execute any interest rate derivatives under this agreement.

(See Risk Management, Section IX, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions.)

Asset Management

The Reserves Advisory and Management Program (RAMP) provides capacity building to support the sound management of official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. The main goal of RAMP is to help clients upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the assets of these institutions and, in return, it receives a fee based on the average value of the portfolios. The fees are used to provide training and capacity-building services. On June 30, 2017, the assets managed for RAMP under these agreements were valued at $29 billion ($31 billion a year earlier). In addition to RAMP, IBRD also invests and manages investments on behalf of IDA, MIGA, and trust funds. These funds are not included in the assets of IBRD. During FY17, IBRD recorded $27 million (FY16: $27 million) as revenue from these asset management services.

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses, in accordance with administration agreements with donors. These funds are held in trust and, except for undisbursed third-party contributions made to IBRD-executed trust funds, are not included on IBRD’s balance sheet. The cash and investment assets held in trust by IBRD as administrator and trustee totaled $27.8 billion in FY17, of which $77 million (compared to $108 million in FY16) relates to IBRD contributions to these trust funds (Table 15).

Table 15: Cash and Investment Assets Held in Trust

In millions of U.S dollars

As of June 30,	2017	2016
IBRD-executed	$276	$252
Jointly executed with affiliated organizations	819	845
Recipient-executed	2,634	2,767
Financial intermediary funds	19,766	16,760
Execution not yet assigned [a]	4,256	4,443

Total fiduciary assets	$27,751	$25,067

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

30	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	VI: INVESTMENT ACTIVITIES

VI: INVESTMENT ACTIVITIES

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2017, the net investment portfolio totaled $71.7 billion with $70.1 billion representing the liquid asset portfolio. This compares with $51.8 billion a year earlier, of which $50.5 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The increased level of liquidity reflects the higher Prudential Minimum, as well as the higher projected debt service and loan disbursements for the coming fiscal year.

Liquid Asset Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in the liquid asset portfolio to provide liquidity for IBRD’s operations. This portfolio is managed with the goal of prioritizing principal protection and thus ensuring sufficient cash flow to meet all IBRD’s financial commitments. IBRD seeks a reasonable return on this portfolio. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are managed conservatively, and are primarily held for disruptions in IBRD’s access to capital markets.

IBRD’s liquid assets are held mainly in highly rated, fixed-income instruments (See Box 5 for eligibility criteria for investments). These include government and agency obligations, time deposits, and other unconditional obligations of banks and financial institutions. IBRD also holds currency and interest rate derivatives (including currency forward contracts), asset-backed securities (including mortgage-backed securities), swaption contracts, and exchange-traded options and futures.

IBRD keeps liquidity volumes above a Prudential Minimum which is defined as 80% of the twelve-month Target Liquidity Level. The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year and the Prudential Minimum will be 80% of this target. (see Section IX for details of how IBRD manages liquidity risk)

The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (Section IX), combined with appropriate investment guidelines (Figure 21).

Figure 21: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2017, $55 billion (approximately 78% of total volume) is due to mature within six months, of which $27 billion is expected to mature within one month.

The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each may have different risk profiles and performance guidelines (Table 16).

•	Stable portfolio is mainly an investment portfolio holding all or a portion of the prudential minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.

•

Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities. Additional portions of the prudential minimum may also be held in this portfolio.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	31

MD&A	VI: INVESTMENT ACTIVITIES

Table 16: Liquid Asset Portfolio Composition

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2017	%	2016	%
Liquid asset portfolio:
Stable	$27,942	40%	$27,764	55%
Operational	20,915	30	15,207	30
Discretionary	21,204	30	7,565	15

	$70,061	100%	$50,536	100%

In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of funding costs. In FY17, IBRD earned $170 million of investment revenue, net of funding costs, as discussed in Section III.

Table 17: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages

	Average Balances		Financial Returns %
	2017	2016	2017	2016
Liquid asset portfolio
Stable	$27,365	$27,585	1.61%[a]	0.77%[a]
Operational	24,324	11,398	0.82	0.41
Discretionary	10,070	7,537	1.43	0.66

	$61,759	$46,520	1.28%	0.66%

a.	Excluding the effect of the unrealized mark-to-market gains on a debt investment in a security issued by an Austrian bank, Hypo Alpe-Adria, the returns on the stable portfolio would have been 1.48% for FY17 (0.64% for FY16). This security was sold in October 2016. See text below for further details

During FY17, IBRD earned a return of 1.28% on its liquid asset portfolio, compared to 0.66% last year. The higher return in FY17 was primarily due to higher unrealized mark-to-market gains on the portfolio, compared with FY16, primarily due to improvements in market conditions.

In FY07, IBRD purchased for $191 million a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of June 30, 2016, this debt security had a carrying value of $44 million. The loss in the value of the security from FY14 to FY16 was a result of the decline in the value of Hypo Alpe-Adria’s asset base, as well as doubts about the ability of Carinthia to meet all potential guarantee claims. In October 2016, IBRD accepted a tender offer to exchange its bond for a new zero coupon bond maturing over 18 years. This zero-coupon bond was sold on the market for $79 million at the end of October 2016, resulting in additional gains of $35 million in the current fiscal year (Unrealized gains of $30 million in FY16).

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PCRF and PEBP.

As of June 30, 2017, investments relating to AMC had a net carrying value of $232 million, compared with $153 million a year earlier (Notes to Financial Statements, Note I: Management of External Funds and Other Services).

The PCRF had a net carrying value of $201 million on June 30, 2017, compared with $120 million a year earlier (Section III), while the PEBP had a net carrying value of $1,173 million as of June 30, 2017, compared with $951 million on June 30, 2016. PEBP assets are included in IBRD’s investment portfolio. These assets are invested mainly in fixed-income, equity instruments, and alternative investments.

32	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	VII: BORROWING ACTIVITIES

VII: BORROWING ACTIVITIES

IBRD has been issuing sustainable development bonds in the international capital markets since 1947. The proceeds of these bonds support sustainable programs aimed at achieving positive social and/or environmental impact. It develops innovative, demand-driven investment products to connect investors with the purpose of their investments. IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating.

IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. Under its Articles, IBRD may borrow only with the approval of the member in whose market the funds are raised, and the approval of the member in whose currency the borrowing is denominated, and only if the member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets. IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. IBRD has offered bonds and notes in more than 29 currencies and has opened up new markets for international investors by issuing in emerging-market currencies. IBRD has also developed new products for investors seeking investments dedicated to funding projects that support climate mitigation and adaptation. The reporting on the use of green bond proceeds and project impact allows investors to connect their investments to climate-related, sustainable development solutions. Since inception of the program in 2008, IBRD surpassed $10 billion in green bond issuances through 131 transactions in 18 currencies.

In FY17, IBRD raised a total of $56 billion of medium and long term debt in 24 different currencies (Table 19). IBRD also raised net short term debt of $7 billion during the year (Table 18). IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). IBRD strategically calls its debt to reduce the cost of borrowings; it may also repurchase its debt to meet such other operational or strategic needs as providing liquidity to its investors (Table 19).

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

As of June 30, 2017, the borrowing portfolio totaled $207.1 billion, $28.9 billion above June 30, 2016 (see Note E: Borrowings in the Notes to the Financial Statements). This increase was mainly due to net new borrowing issuances of $27.7 billion during the year.

IBRD uses currency and interest rate derivatives in connection with its borrowings to diversify funding sources and offer a wide range of debt products to investors. New medium- and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently, in accordance with loan funding requirements. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. A further discussion on how IBRD manages this risk is included in the Risk Management Section, Section IX.

Figure 22: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2017

*	Denotes percentage less than 0.5%

As of June 30, 2017, IBRD’s total borrowing portfolio, after the effects of derivatives, carried variable rates, with a weighted average cost of 1.2% (0.8% as of June 30, 2016). The increase in the weighted average cost from the prior year reflects the increase in the short-term interest rates during the year. The latter also resulted in an increase in IBRD’s weighted average loan rates. IBRD’s lending spread was therefore not impacted negatively by the increase in short-term interest rates.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	33

MD&A	VII: BORROWING ACTIVITIES

Short-Term Borrowings

Table 18 summarizes IBRD’s short-term borrowings, which include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings.

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 90 days. As of June 30, 2017, the outstanding balance of discount notes was $10.6 billion, significantly higher than a year earlier. The increase of $7 billion is primarily as a result of the desire to hold additional liquidity, as reflected in the Prudential Minimum liquidity level.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balance as of June 30, 2017 was lower than a year earlier largely because of changes in investor demand.

Table 18: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages

As of June 30,	2017	2016	2015
Discount notes [a]
Balance at year-end	$10,599	$3,665	$4,308
Average daily balance during the fiscal year	$5,265	$9,493	$6,136
Maximum month-end balance	$11,758	$14,870	$8,207
Weighted-average rate at the end of fiscal year	1.02%	0.36%	0.10%
Weighted-average rate during the fiscal year	0.63%	0.28%	0.10%

Securities lent or sold under repurchase agreements [b]
Balance at year-end	$—	$—	$822
Average monthly balance during the fiscal year	$17	$126	$773
Maximum month-end balance	$204	$676	$2,071
Weighted-average rate at the end of fiscal year	0.00%	—	0.30%
Weighted-average rate during the fiscal year	0.07%	0.38%	0.17%

Other short-term borrowings a c
Balance at year-end	$269	$569	$772
Average daily balance during the fiscal year	$280	$446	$803
Maximum month-end balance	$377	$772	$1,191
Weighted-average rate at the end of the fiscal year	1.00%	0.45%	0.15%
Weighted-average rate during the fiscal year	0.62%	0.28%	0.16%

a.	After swaps.
b.	Excludes securities related to PEBP.
c.	At amortized cost.

Medium- and Long-Term Borrowings

In FY17, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $56 billion with an average maturity to first call of four years (Table 19). The decrease in medium-and-long-term debt issuances in FY17 is primarily due to the 34% decrease in net loan disbursements.

34	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	VII: BORROWING ACTIVITIES

Table 19: Funding Operations Indicator

In millions of U.S. dollars, except rates which are in percentages

For the fiscal year ended June 30,	2017	2016
Issuances [a]
Medium- and long-term funding raised (In millions of U.S. dollars)	$55,531	$63,058
Average maturity to first call date (years)	4.4	4.4
Average maturity to contractual final maturity (years)	6.3	5.5

Maturities
Medium- and long-term funding matured (In millions of U.S. dollars)	$30,689	$31,492
Average maturity of debt matured (years)	5.3	6.4

Called/Repurchased
Medium- and long-term funding called/repurchased (In millions of U.S. dollars)	$4,619	$11,982

a. Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.

Table 20: Maturity Profile of Medium and Long-Term Debt

In millions of U.S. dollars

	As of June 30, 2017
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Non-Structured borrowings	$26,226	$27,580	$31,715	$29,320	$21,307	$28,447	$164,595
Structured borrowings	1,843	3,692	4,987	2,967	3,915	13,076	30,480

Total	$28,069	$31,272	$36,702	$32,287	$25,222	$41,523	$195,075

As shown below, 75% of IBRD’s medium- and long-term borrowings issued during the year are in U.S. dollars:

Figure 23: Medium- and Long-Term Borrowings Raised by Currency, Excluding Derivatives

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	35

MD&A	VIII: CAPITAL ACTIVITIES

VIII: CAPITAL ACTIVITIES

Capital Structure

Principal Shareholders and Voting Power

As of June 30, 2017, IBRD had 189 member countries, with the top six accounting for 40% of the total voting power (Figure 24). The percentage of shares held by members with credit ratings of AA and above was 41% (Figure 25).

The United States is IBRD’s largest shareholder, with 16.32% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $43,521 million, or 17.21% of total uncalled capital. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $35,858 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

As part of the “Voice reforms” aimed at enhancing the voice and participation of Developing and Transitional Countries (DTCs) in IBRD, shareholders agreed to two Selective Capital Increases (SCI), one of which was for allocating fully callable shares to certain DTCs. As a result of these capital increases, the voting power of DTCs increased to 45.9% as of June 30, 2017.

Figure 24: Voting Power of Top Five Members as of June 30, 2017	Figure 25: Credit Ratings Composition of Member Countries, as of June 30, 2017

Subscribed Capital

Total subscribed Capital is comprised of paid-in Capital and Uncalled subscribed capital. See Statement of Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.

The $5,608 million increase in IBRD’s subscribed capital was primarily due to subscriptions by members in connection with the GCI and SCIs. (See Table 21).

Table 21: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	%	2017	2016	Variance
Subscribed capital
Uncalled Subscribed capital	94%	$252,828	$247,524	$5304
Paid-in capital	6	16,109	15,805	304

Total subscribed capital	100%	$268,937	$263,329	$5,608

36	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	VIII: CAPITAL ACTIVITIES

Uncalled Subscribed Capital

As of June 30, 2017, the total uncalled portion of subscriptions was $252,828 million. Of this amount, $215,150 million may be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. The remaining uncalled portion of subscriptions of $37,678 million is to be called only when required to meet obligations for funds borrowed or on loans guaranteed by IBRD, pursuant to resolutions of the Board of Governors (though such conditions are not required by IBRD’s Articles). While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•

National Currency Paid In Capital (NCPIC) portion, usage of which is subject to certain restrictions under IBRD’s Articles, and is also subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements–Note A: Summary of Significant Accounting and Related Policies.

Capital Increases

In 2010, to enhance IBRD’s financial capacity following its response to the global economic crisis, IBRD’s shareholders agreed to an increase in IBRD’s authorized capital and a General Capital Increase (GCI), which became effective in FY11. On April 8, 2016, the Board approved the extension of the subscription period for eligible individual members up to March 16, 2018 for the GCI; and up to March 16, 2017 for the SCI.

As a result, IBRD was expected to receive $87,009 million of subscribed capital, of which $5,089 million was expected to be paid in. As of June 30, 2017, a total of $78,720 million was subscribed under the GCI and SCI, resulting in additional paid-in capital of $4,605 million, of which $304 million was received during the year:

•

GCI: $58,400 million of subscribed capital and $3,504 million of paid-in capital is expected before the subscription closing date of March 16, 2018. As of June 30, 2017 $ 50,949 million has been subscribed and $3,057 million has been paid-in.

•

SCI: $28,609 million of subscribed capital and $1,585 million of paid-in capital was expected before the closing date of March 16, 2017. Of this amount, $27,771 million was subscribed and $1,548 million was paid-in. 6,949 of unsubscribed shares will be returned to IBRD’s unallocated pool of shares.

Usable Paid-in Capital

Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which restrictions for use have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable capital are provided in the table below.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	37

MD&A	VIII: CAPITAL ACTIVITIES

Table 22: Usable Paid-In Capital

In millions of U.S dollars

As of June 30,	2017	2016	Variance
Paid-in Capital	$16,109	$15,805	$304
Adjustments for deferred MOV on released NCPIC
Net deferred MOV (receivable) payable [a]	(20)	56	(76)
Adjustments for unreleased NCPIC :
Restricted cash	(83)	(76)	(7)
Demand notes	(305)	(320)	15
MOV receivable	(369)	(348)	(21)
MOV payable	4	4	—

	(753)	(740)	(13)

Usable paid-in capital	$15,336	$15,121	$215

a.	The MOV on released NCPIC is considered to be deferred.

The $215 million increase in usable capital between FY17 and FY16 was primarily due to the following:

•	Paid-in Capital: The increase of $304 million primary reflects subscriptions by members in connection with the GCI and SCI.

•	Changes in released NCPIC: The movement in net deferred MOV of $76 million was mainly due to exchange rate movements in euro and Japanese yen on account of the annual MOV assessment.

Usable Equity

Usable equity represents the amount of equity that is available to support IBRD’s lending operations. Usable equity forms the foundation of the three frameworks used by IBRD to manage its capital adequacy, credit risk and equity earnings. These frameworks, described in Section IX, are:

•	Strategic Capital Adequacy Framework

•	Credit Risk and Loan Loss Provisioning Framework

•	Equity Management Framework

Usable equity consists of usable paid-in capital, and elements of retained earnings and reserves (See Table 23). The components of retained earnings and reserves which are included in usable equity are as follows:

•	Special Reserve: Amount set aside in pursuant of IBRD’s Articles, held in liquid form and to be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees;

•

General Reserve: Consists of earnings from prior fiscal years which the Board has approved to be retained in IBRD’s equity. On August 3, 2017, the Board approved the addition of $672 million to the General Reserve from FY17 net income;

•

Cumulative Translation Adjustments: These adjustments comprise translation adjustments on revaluing currency balances to U.S. dollars for reporting purposes. For usable equity purposes, these amounts exclude cumulative translation adjustments associated with unrealized mark-to-market gains/losses on non-trading portfolios;

•

Underfunded Status of Pension Plans and Other Adjustments: These adjustments relate to the net underfunded status of IBRD’s pension plans (See Table 33), and income earned on PEBP assets prior to FY11.

38	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	VIII: CAPITAL ACTIVITIES

Table 23: Usable Equity

In millions of U.S. dollars

				Variance
As of June 30,	2017	2016	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,336	$15,121	$215	$307	$(92)
Special reserve	293	293	—	—	—
General reserve [a]	27,693	27,021	672	672	—
Cumulative translation adjustment	(567)	(753)	186	—	186
Other adjustments	(1,035)	(2,258)	1,223	1,224	(1)

Equity (usable equity)	$41,720	$39,424	$2,296	$2,203	$93

a.	Includes proposed transfer to the General Reserve, which for FY17 (FY16) was subsequently approved by the Board on August 3, 2017. (August 4, 2016).

The increase in usable equity in FY17, primarily reflects the decrease in the underfunded status of IBRD’s pension plans, as discussed in Section XII, the increase in reserve retention out of the FY17 allocable income, and the increase in usable paid-in capital, as discussed above.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	39

MD&A	IX: RISK MANAGEMENT

IX: RISK MANAGEMENT

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

(i)	Business units are responsible for directly managing risks in their respective functional areas

(ii)	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

(iii)	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Figure 26: Financial and Operational Risk Management Structure

Risk Oversight and Coverage

Financial and Operational Risk Management

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

40	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	IX: RISK MANAGEMENT

The following three departments report directly to the CRO:

•

The Credit Risk Department identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public. In addition, this department assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy. Furthermore, whenever a new financial product is being considered for introduction, this department reviews any implications for country credit risk.

•

The Market and Counterparty Risk Department is responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivative portfolios, within applicable policy and guideline limits. The department is also responsible for ensuring effective oversight, which includes: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent review function, (iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and (v) implementing the model risk governance framework. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight.

•

The Operational Risk Department (CROOR) provides direction and oversight for operational risk activities by business function. The department’s key operational risk management responsibilities include (i) administering the Operational Risk Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and providing direction to business unit partners to ensure consistent application, (iii) assisting and guiding business unit partners in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iv) helping identify emerging risks and trends through monitoring of internal and external risk events, and (v) supporting risk response and mitigating actions. The department is also responsible for business continuity management and enterprise risk management functions, and prepares a corporate Operational Risk Report for review and discussion by the ORC.

Risk Committees

Figure 27 depicts the World Bank’s risk committee structure for financial and operational risks.

Figure 27: Risk Committee Structure for Financial and Operational Risks

Financial Risk Committees:

The Finance and Risk Committee (FRC), provides a high level governance structure for decisions that may have financial risks. The FRC was created under the authority of the Managing Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business initiatives with policy implications related to IBRD’s financial risks in the areas of finance, which include country credit, market, counterparty, liquidity and model risks. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place, and provides a forum for discussing and communicating significant risk related issues. The FRC meets regularly to discuss the financial performance, new products and services, and risk management of IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	41

MD&A	IX: RISK MANAGEMENT

In addition to the FRC, two other committees work under the authority of the MDCFO and the CRO, which provide technical expertise and guidance on new initiatives, and equity management framework surveillance issues:

•

New Business Committee (NBC) is a standing committee of the FRC under the authority of the MDCFO. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.

•

Equity Management Framework Surveillance Committee (EMFSC) was established in FY17 as a standing committee of the FRC under the authority of the MDCFO to ensure a consistent, transparent and effective managerial and reporting process for monitoring the performance of the EMF portfolio and the implementation of possible strategic changes.

Operational Risk Committees:

The Enterprise Risk Committee (ERC) is a corporate committee that has oversight over operational and non-financial risks across IBRD. Chaired by the Managing Director and Chief Administrative Officer (MDCAO), it consists of a Vice President level committee to review and discuss enterprise risk matters. Specifically, the Committee has a governance role over risk matters relating to corporate security, business continuity and IT security. The ERC also sponsors the further development of the enterprise risk management framework, including an annual high level survey of emerging top risks for IBRD.

•

Operational Risk Committee (ORC) is the main governance committee for operational risk and provides a mechanism for an integrated review and response across IBRD units on operational risks associated with people, processes, and systems, including business continuity, and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken, and reviewing and concluding on IBRD’s overall operational risk profile. The ORC is chaired by the CRO and escalates significant risks/decisions to the FRC and ERC.

Summary of IBRD’s Specific Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing (Box 3). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD’s operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

Box 3: Summary of IBRD’s Specific Risk Categories
Types of Risk	How the Risk is Managed
Credit Risk
Country Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits
Counterparty Credit Risk	Counterparty credit limits and collateral

Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level

Operational Risk	Risk assessment and monitoring of key risk indicators and events

42	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	IX: RISK MANAGEMENT

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under this framework, IBRD evaluates its capital adequacy as measured by stress tests and an appropriate minimum level for the long term equity-to-loans ratio. For FY17, the outcome of the stress tests was satisfactory.

Figure 28: Equity-to-Loans Ratio

At the beginning of the global financial crisis, the equity-to-loans ratio stood at 38% as of June 30, 2008, significantly exceeding the then minimum of 23%. This allowed IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of its equity and a corresponding decline in the ratio. The capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio was reduced to 20% to reflect the significant long-term improvement in IBRD’s loan portfolio credit quality. The lowering of the minimum equity-to-loans ratio has allowed IBRD to use its equity more effectively to support a larger volume of development lending and thus enhance IBRD’s commitment capacity, including for responding to potential crises (Figure 28). This is part of a strategy to maximize the use of capital for lending operations.

Table 24: Equity-to-Loans Ratio

In millions of U.S. dollars

				Variance
As of	June 30, 2017	June 30, 2016	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,336	$15,121	$215	$307	$(92)
Special reserve	293	293	—	—	—
General reserve [a]	27,693	27,021	672	672	—
Cumulative translation adjustment [b]	(567)	(753)	186	—	186
Other adjustments [c]	(1,035)	(2,258)	1,223	1,224	(1)

Equity (usable equity)	$41,720	$39,424	$2,296	$2,203	$93

Loan exposures	$179,259	$169,452	$9,807	$8,737	$1,070
Present value of guarantees	1,801	1,225	576	552	24
Effective but undisbursed DDOs	4,422	4,514	(92)	(92)	—
Relevant accumulated provisions	(1,631)	(1,607)	(24)	(15)	(9)
Deferred loan income	(451)	(441)	(10)	(8)	(2)
Other exposures, net	(516)	452	(968)	(1,126)	158

Loans (total exposure)	$182,884	$173,595	$9,289	$8,048	$1,241

Equity-to-Loans Ratio	22.8%	22.7%

a.	Includes proposed transfer to the General Reserve, which for FY17 (FY16) was subsequently approved by the Board on August 3, 2017 (August 4, 2016).
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	43

MD&A	IX: RISK MANAGEMENT

IBRD’s equity-to-loans ratio remained broadly unchanged at 22.8% as of June 30, 2017, compared to 22.7% as of June 30, 2016 and remained above the 20% minimum threshold level (Table 24), despite an increase in loan exposures driven by the $8.7 billion of net loan disbursements. Countering this impact was the increase in IBRD’s usable equity due to the decrease in the underfunded status of the pension plans, as discussed in Section VIII and XII, as well as the retention of $672 million in the General Reserves. Exchange rate movements during the year did not have an impact on IBRD’s equity-to-loans ratio. Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into non-accrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into non-accrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large non-accrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.

IBRD manages country credit risk by using individual country exposure limits, and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit (SBL).

Equitable Access Limit

The EAL is equal to 10% of IBRD’s Statutory Lending Limit (SLL). Under IBRD’s Articles, as applied, total IBRD loans outstanding, including participation in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. The SLL seeks to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. At June 30, 2017, the SLL totaled $296.5 billion, of which the outstanding loans and callable guarantees totaled $179.4 billion, or 60.5% of the SLL. The EAL was $29.6 billion, as of June 30, 2017.

44	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	IX: RISK MANAGEMENT

Single Borrower Limit (SBL)

The SBL is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. For all other countries, the individual country exposure limits are set below the SBL. The SBL is $20 billion for India and $19 billion for the other four SBL borrowing countries (Brazil, China, Indonesia, and Mexico) for FY18, and has remained unchanged since FY174. A surcharge of 50 basis points a year was introduced on loans and other exposures for the incremental exposure above the previous SBL ($17.5 billion for India and $16.5 billion for the other four SBL borrowing countries), to help support the increase in the SBL. The surcharge is designed to help fund the increase and acknowledges that added concentration heightens the risk for IBRD. The SBL increase allows for additional engagement in countries with large, poor populations. As of June 30, 2017, no surcharge was applicable to any of the five countries, since they were all below their previous SBL.

Under certain circumstances, IBRD would be able to continue to lend to a borrower above the single-borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement must be approved in advance by IBRD’s Board. Previously, IBRD entered into separate arrangements with China for managing its exposure in the event that it exceeded the SBL. As of June 30, 2017, the exposure to China remains below the SBL and the agreement has not been utilized.

As of June 30, 2017, the ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure (Figure 29). IBRD’s largest exposure to a single borrowing country, Brazil, was $16.1 billion on June 30, 2017. The current exposure data presented is at a point in time. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Figure 29: Country Exposures as of June 30, 2017

In billions of U.S. dollars

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated non-accrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of default;

•	Covariance risks;

•	The loan portfolio’s distribution across risk rating categories; and

•	The exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential non-accrual events on equity and income earning capacity.

[4]

When a borrowing country that is eligible for one of the limits set under the SBL framework arrangements is downgraded to the high risk category, the country may continue to be eligible for borrowing at the currently applicable limit. However, the borrowing country would not be eligible for any future increases in the SBL approved by the Board while in the high risk category.

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Probable Losses, Overdue Payments, and Non-Performing Loans

The loan-loss provision is calculated by taking into account IBRD’s exposure, the expected default frequency (EDF), or probability of default, and the assumed loss in the event of default. Probable losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity.

When a borrower fails to make payments on any principal, interest, or other charge due to IBRD, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 4). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2017, no IBRD borrowing countries in the accrual portfolio had overdue payments beyond 30 days.

Box 4: Treatment of Overdue Payments

Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.
Overdue by 45 days	In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days	In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.
Overdue by more than six months	All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

Zimbabwe is the only country in IBRD’s portfolio in non-accrual status. The value of exposures to Zimbabwe decreased in nominal terms from $444 million as of June 30, 2016 to $435 million as of June 30, 2017. The decrease reflects mostly the principal payments of $9 million received from Zimbabwe (FY16: $9 million).

Implications for Loan Loss Provisions and Other Exposures

In FY17, IBRD recorded a provision charge of $14 million for losses on loans and other exposures, compared with a $15 million charge during the same period in FY16. The main driver of the decrease in the provisioning requirement, despite the increase in IBRD’s lending exposures from $176.8 billion as of June 30, 2016 to $184.9 billion as of June 30, 2017, was the change in the credit quality of the portfolio, largely offset by the favorable impact of the annual update of the inputs used for estimating the loan loss provision. The accumulated provision for losses on loans and other exposures of $1,671 million as of June 30, 2017 was less than 1% of total exposures, largely unchanged compared with prior year ($1,650 million as of June 30, 2016 and less than 1% of total exposures). See Notes to Financial Statements, Note D: Loans and Other Exposures.

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Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk. Commercial counterparty credit risk is concentrated in IBRD’s investment portfolio and in debt instruments issued by sovereign governments, agencies, banks, and corporate entities. Most of these investments are in AAA- and AA-rated instruments.

Commercial Counterparty Credit Risk

This is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored, taking into account current market values, estimates of potential future movements in those values, and counterparty collateral agreements. If a collateral agreement exists, the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

Derivative Instruments

In the normal course of its business, IBRD enters into various derivative and foreign exchange financial instruments transactions. These are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

For derivative products, IBRD uses the estimated replacement cost of the derivative to measure credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in derivative markets, it does not measure credit or market risk.

Under mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to a counterparty, counterparties are required to post collateral with IBRD. As of June 30, 2017, IBRD had received collateral of cash and securities totaling $1.81 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements: Note F–Derivative Instruments.)

Investment Securities

The General Investment Authorization for IBRD, approved by the Board, grants the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 5).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached.

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Box 5: Eligibility Criteria for IBRD’s Investments
Instrument Securities	Description
Sovereigns	IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.
Agencies	IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity other than the government of a member country, with a minimum credit rating of AA-.
Corporates and asset-backed securities	IBRD may only invest in securities with a AAA credit rating.
Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases	IBRD may engage in repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.
Collateral Assets	IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio; in debt instruments issued by sovereign governments, agencies, commercial paper, time deposits, and corporate entities. (Table 25)

IBRD’s overall commercial counterparty credit exposure increased by $20.4 billion during FY17, to $72 billion as of June 30, 2017. As shown on Table 25, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 65% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of sovereigns and financial institutions (limited to short-term deposits and swaps).

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Table 25: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of June 30, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$6,914	$12,671	$—	$19,585	27%
AA	8,202	18,956	—	27,158	38
A	15,514	9,656	22	25,192	35
BBB	1	15	3	19	*
BB or lower/unrated	—	7	1	8	*

Total	$30,631	$41,305	$26	$71,962	100%

	As of June 30, 2016
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$10,954	$10,521	$—	$21,475	42%
AA	2,988	8,259	133	11,380	22
A	12,159	6,336	128	18,623	36
BBB	*	12	*	12	*
BB or lower/unrated	—	50	*	50	*

Total	$26,101	$25,178	$261	$51,540	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

•

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2017, the notional amounts and net fair value exposures under these agreements were $10.4 billion and $1 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2017, the notional amount under this agreement was $7.7 billion. As of June 30, 2017, IBRD had no exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of June 30, 2017, IDA was not required to post any collateral with IBRD.

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•

Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2017, the notional amounts and net fair value exposures under this agreement were $3.8 billion and $0.7 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2017, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Value Adjustment (CVA) to reflect credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2017, IBRD recorded a CVA adjustment on its balance sheet of $9 million, and a DVA of $51 million.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. (Figures 30-31)

Figure 30: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio - June 30, 2017

a.	Excludes discount notes.

Figure 31: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio - June 30, 2017

*	Denotes percentage less than 0.5%.

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

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Low Interest Rate Environment

Loans to borrowing countries:

Under IBRD’s loan agreements, interest is required to be paid by borrowers to IBRD, and not vice versa. As a result, in the event that an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Income from IBRD’s equity:

Income from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR) as illustrated in Figure 31.

Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.8%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. It also allows IBRD to realize some of the unrealized mark-to-market gains from the EMF positions.

FY17 was characterized by a persistent low interest rate environment for the major currencies. The EMF strategy was fully deployed in FY17, with equity invested in derivatives earning interest rates that are considerably higher than if equity remained invested in short-term interest rates. As measured by duration, the interest rate sensitivity of IBRD’s equity was 3.1 years as of June 30, 2017 (4.4 years as of June 30, 2016). As a result, IBRD’s interest revenue has been protected from the persistent low interest rate environment.

The interest revenue from EMF in FY17 was $383 million, compared to $711 million in FY16, as discussed in Section III. In response to market conditions, in FY17 IBRD executed additional interest-rate swaps with a total notional of $31.7 billion to offset existing swap positions to manage the increase in U.S dollar interest rates and redeployed equity swaps with a total notional of $39.6 billion. The market value of the EMF position as of June 30, 2017 was $0.4 billion, compared with $2.2 billion as of June 30, 2016. The decrease was primarily as a result of the unrealized mark-to-market losses of $1.7 billion due to the increase in U.S. dollar interest rates experienced during the year. (See Section X)

Liquid Asset Portfolio:

IBRD’s existing guidelines allow for the investment in a wide variety of credit spread products in both developed and emerging market economies (see investment eligibility criteria in Box 5). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In FY17, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (See Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed spread loans pricing, both of which can be changed at Management’s discretion (Table 11):

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan.

•	Risk premium: A charge for the risk that actual funding costs are higher than projected.

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark, but can generate mark-to-market losses if their spreads relative to LIBOR widen.

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Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 28% of the loan portfolio as of June 30, 2017 (30% as of June 30, 2016), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio funded by equity and therefore subject to the EMF.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. These movements are shown as currency translation adjustments in other comprehensive income, in equity, given IBRD’s multifunctional currency paradigm (see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements). While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency (Figure 32). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity to that of its outstanding loans across major currencies. Together, these polices are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, the exchange rate movements during the year did not have an impact on the overall equity-to-loans ratio.

Figure 32: Currency Composition of Loan and Borrowing Portfolios

*	Denotes percentage less than 0.5%.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

Historically, IBRD has operated at liquidity levels ranging between 100% and 150% of the Prudential Minimum. In FY15, the range was raised to about 140% to 175%, reflecting Management’s desire to hold sufficient liquidity to cover twelve-months of projected debt service obligations and net loan disbursements. In June 2017, the Board approved a new Target Liquidity Level of twelve-months coverage as calculated at the start of every fiscal year. The new Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150 percent maximum guideline applies to the portfolio and it continues to function as a guideline rather than a hard ceiling. The maximum guideline will be applied to the Target Liquidity Level rather than to the new Prudential Minimum.

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The FY18 Prudential Minimum liquidity level is set at $41.6 billion. As of June 30, 2017, the liquid asset portfolio was 135% of the Target Liquidity Level in effect for FY18. The increased level of liquidity reflects the higher Prudential Minimum level as well as higher projected debt service and loan disbursements for the coming fiscal year.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. IBRD’s approach to managing operational risk includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk response and mitigating actions. The operational risk in IBRD’s lending activities is monitored and supported by the Operations Policy and Country Services. This covers risk of non-compliance with IBRD’s policies, safeguards as well as risk of mis-procurement on behalf of clients, and fraud and corruption in its financed projects.

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MD&A	X: FAIR VALUE ANALYSIS

X: FAIR VALUE ANALYSIS

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair value adjustments are recorded on IBRD’s fair value income statement, and reflect the sensitivity of each portfolio to the effect of interest rates and credit movements (Table 26).

Table 26: Summary of Fair Value Adjustments on Non-Trading Portfolios a

In millions of U.S. dollars

For the fiscal year ended June 30,	2017	2016
Borrowing portfolio	$(246)	$503
Loan portfolio	315	2,843
EMF	(1,701)	1,457

Total	$(1,632)	$4,803

a.	See Table 30 for reconciliation to the fair value comprehensive basis net income.

Borrowing Portfolio: For FY17, IBRD experienced $246 million of unrealized mark-to-market losses, which was mainly comprised of $830 million unrealized mark-to-market losses due to the tightening of IBRD’s credit spreads, partially offset by $551 million of mark-to-market gains due to the increase in interest rates. IBRD’s credit spread is defined as its funding cost relative to LIBOR.

Loan Portfolio: For FY17, IBRD experienced a $315 million increase in the fair value of its loans. This was mainly driven by the tightening of credit spreads during the year. In addition, the upward revision of IBRD’s recovery levels arising from IBRD’s annual review, also had an impact.

Table 27: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of June 30, 2017	Interest rate Effect on Fair Value Income Sensitivity a c	Credit Effect on Fair Value Income Sensitivity b c
Borrowing portfolio	$5	$69
Loan portfolio	(11)	(31)
EMF	(12)	—
Investment portfolio	(1)	(3)

Total (loss)/gains	$(19)	$35

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Effect of Interest Rates

On a fair value basis, if interest rates increase by one basis point, IBRD would experience an unrealized mark-to-market loss of approximately $19 million as of June 30, 2017 (Table 27).

•

Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

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•

Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is relatively small (Figure 33). As noted earlier, IBRD intends to maintain its positions for these portfolios and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized.

•

EMF: As previously mentioned, IBRD executed additional interest-rate swaps to reduce the sensitivity of the EMF portfolio, in response to changes in the market environment. At the end of FY17, a one basis point increase in interest rates would result in unrealized mark-to-market losses of $12 million on the EMF (unrealized mark-to-market losses of $18 million at the end FY16).

Figure 33 below provides a further breakdown of how the use of derivatives affects the overall sensitivity of the borrowing, loan, EMF and investment portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $69 million on the bonds. These would be significantly offset by the $64 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $5 million for the portfolio.

Figure 33: Sensitivity to Interest Rates

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates.

In millions of U.S. dollars

Effect of Credit

•

Investments. IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 5). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes on the market value of the investment portfolio is also relatively limited; a one-basis-point change in the credit spreads of the investment assets would have an estimated impact of about $3 million on the market value of the portfolio.

•

Borrowings. IBRD does not hedge its own credit. The dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $69 million of unrealized mark-to-market gains. IBRD’s income is positively correlated with its credit spreads (Figure 34). The tightening of IBRD’s own credit spreads has a negative effect on IBRD’s Statement of Income. For FY17, the tightening of IBRD’s credit spreads resulted in unrealized mark-to-market losses of $0.8 billion compared to unrealized mark-to-market gains of $1.4 billion in FY16 due to the widening of its credit spreads.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	55

MD&A	X: FAIR VALUE ANALYSIS

Figure 34: Impact of IBRD’s Credit Spreads on Income

•

Loans. IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. For FY17, the effect of changes due to credit was $725 million. The dollar value change corresponding to a one-basis-point parallel rise in CDS rates on the loan portfolio is about $31 million of unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the probable losses inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

•

Derivatives. IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, and borrowing portfolios, and EMF. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

•	Stringent selection of commercial derivative counterparties,

•	Daily marking-to-market of derivative positions, and

•	Use of collateral and collateral thresholds for all commercial counterparties.

The fair value of IBRD’s commercial counterparty credit risk is reflected in the CVA and IBRD’s own credit is reflected in the DVA. The net effect of the CVA and DVA adjustments to IBRD’s balance sheet was positive $42 million on June 30, 2017, as discussed in Section IX.

Changes in Accumulated Other Comprehensive Income

In addition to fair value adjustments on the loan, borrowing, and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in Accumulated Other Comprehensive Income (AOCI):

•

Currency Translation Adjustments mainly represent the translation adjustment on the loan and borrowing portfolios. The net positive currency translation adjustment in FY17 is mainly due to the 2.3% appreciation of the euro against the U.S. dollar in FY17, compared to the less than 1% depreciation of the euro last year (Table 28).

•

Unrecognized Pension Adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in fair value income. There was a decrease in the underfunded status of the pension plans from $4.3 billion in June 30, 2016 to $2.1 billion, net of PEBP assets, reflecting the increase in plan assets due to higher asset returns and an increase in interest rates used to discount the pension liabilities. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long-term assumptions about asset returns and discount rates. See Section XII for further discussion on the pension plans.

56	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	X: FAIR VALUE ANALYSIS

Table 28: Summary of Changes to AOCI (Fair Value Basis)

In millions U.S. dollars

For the fiscal year ended June 30,	2017	2016	Variance
Unrecognized net actuarial gains (losses) on benefit plans, net	$2,543	$(2,778)	$5,321
Unrecognized net prior service credit (cost) on benefit plans, net	24	(2)	26
Derivatives and hedging transition adjustment [a]	2	(3)	5
Currency translation adjustments	188	(147)	335
Of which:	—		—
Loan portfolio	781	(68)	849
Borrowing portfolio	(517)	(7)	(510)
Net other assets and liabilities	(76)	(72)	(4)

Total	$2,757	$(2,930)	$5,687

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 29-31 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement; Table 31 provides a reconciliation of all fair value adjustments.

Table 29: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars

	As of June 30, 2017				As of June 30, 2016
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$683	$—		$683	$1,284	$—		$1,284
Investments	72,973	—		72,973	53,522	—		53,522
Net loans outstanding	177,422	3,727		181,149	167,643	4,934		172,577
Receivable from derivatives	150,112	—		150,112	144,488	—		144,488
Other assets	4,708	—		4,708	4,323	—		4,323

Total assets	$405,898	$3,727		$409,625	$371,260	$4,934		$376,194

Borrowings	$205,942	$13	[a]	$205,955	$181,723	$13	[a]	$181,736
Payable for derivatives	153,129	—		153,129	141,741	—		141,741
Other liabilities	7,029	—		7,029	10,733	—		10,733

Total liabilities	366,100	13		366,113	334,197	13		334,210
Paid-in capital stock	16,109	—		16,109	15,805	—		15,805
Retained earnings and other equity	23,689	3,714		27,403	21,258	4,921		26,179

Total equity	39,798	3,714		43,512	37,063	4,921		41,984

Total liabilities and equity	$405,898	$3,727		$409,625	$371,260	$4,934		$376,194

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 30: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars

For the fiscal year ended June 30,	2017	2016	Variance
Net (loss) income from Table 1	$(237)	$495	$(732)
Fair value adjustment on loans [a]	(1,214)	4,077	(5,291)
Changes to AOCI	2,757	(2,930)	5,687

Net Income on fair value comprehensive basis	$1,306	$1,642	$(336)

a. Amount has been adjusted to exclude the provision for losses on loans and other exposures: $14 million charge – June 30, 2017, and $15 million release on June 30, 2016.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	57

MD&A	X: FAIR VALUE ANALYSIS

Table 31: Fair Value Adjustments, net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2017
	Unrealized gains (losses)	Realized gains	Fair Value Adjustment from Table 30	Other Adjustments	Total from Table 26
Borrowing portfolio [c]	$(254)	$6	$—	$2 [b]	$(246)
Loan portfolio [c]	1,529	—	(1,214)	—	315
EMF [d]	(1,701)	—	—	—	(1,701)
Asset-liability management portfolio [d]	(5)	—	—	5	—
Client operations portfolio	12	—	—	(12)	—

Total	$(419)	$6	$(1,214)	$(5)	$(1,632)

	For the fiscal year ended June 30, 2016
	Unrealized gains (losses)	Realized gains	Fair Value Adjustment from Table 30	Other Adjustments	Total from Table 26
Borrowing portfolio [c]	$479	$28	$—	$(4)[b]	$503
Loan portfolio [c]	(1,234)	—	4,077	—	2,843
EMF [d]	1,418	39	—	—	1,457
Asset-liability management portfolio [d]	(4)	—	—	4	—
Client operations portfolio	(28)	—	—	28	—

Total	$631	$67	$4,077	$28	$4,803

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.

58	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	XI: CONTRACTUAL OBLIGATIONS

XI: CONTRACTUAL OBLIGATIONS

In conducting its business, IBRD enters into various contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases and capital expenditures, and other long-term liabilities. Table 32 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, payable for currency and interest rate swaps, payable for investment securities purchased, guarantees, and cash received under agency arrangements.

Table 32: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2017
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$38,936	$67,974	$57,509	$41,523	$205,942
Operating leases	72	126	74	140	412
Contractual purchases and capital expenditures	34	45	—	—	79
Other long-term liabilities	550	125	88	184	947

Total	$39,592	$68,270	$57,671	$41,847	$207,380

•	Borrowings: IBRD issues debt in the form of securities to retail and institutional investors.

•

Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real-estate-related obligations and equipment, based on contractual amounts.

•

Contractual Purchases and Capital Expenditures: IBRD is a party to various obligations to purchase products and services mainly for its capital expenditure and utilities. These commitments are designed to ensure sources of supply, are not expected to be in excess of normal requirements, and are in line with IBRD’s budget.

•

Other Long Term Liabilities: IBRD provides a number of benefits to its employees. As some of these benefits are of a long term nature, IBRD records the associated liability on its balance sheet. The obligations payable represent expected benefit payments including contributions to the pension plans, these include future service and pay accruals for current staff but exclude future hires.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (See Notes to Financial Statements: Note-H for Transactions with Affiliated Organizations).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	59

MD&A	XII: PENSION AND OTHER POST-RETIREMENT BENEFITS

XII: PENSION AND OTHER POST-RETIREMENT BENEFITS

Governance

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan and Trust (SRP), Retired Staff Benefits Plan and Trust (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover substantially all of their employees, retirees and beneficiaries. All costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio. (See Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits).

The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan Document). The World Bank has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.

There are two committees that govern the Plans. From a governance stand point, both committees are independent from IBRD and the Board.

•	The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator.

•	The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.

Contributions to the SRP and RSBP are irrevocable, and assets are held in separate trusts, and the PEBP assets are included in IBRD’s investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2017, IBRD and IDA’s share of the assets amounted to $20.2 billion (See Table 33). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.

Funding and Investment Policies

The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution amount on the basis of actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY17, the WBG’s contribution rate to the Plans was 29.99% of net salaries.

The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the plan which depend on how the plans are managed and invested. The PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which Management has followed since FY99. If the return on the pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (that reflect the long- term cost of the plan benefit), the plan benefits will be funded over time.

60	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	XII: PENSION AND OTHER POST-RETIREMENT BENEFITS

The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the realism and appropriateness for the LTRRO. See Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits for asset allocation, expected return on plan assets and assumptions used to determine the PBO.

Projected Benefit Obligation

Given that pension plan liabilities can be defined and measured in a number of different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure under GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes, economic conditions and earnings from plan assets.

The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The decrease in the underfunded status of the pension plans from $4.3 billion in June 30, 2016 to $2.1 billion, net of PEBP assets, primarily reflects the increase in the Plan Assets due to better asset returns and the decrease in PBO resulting from the increase in the AA interest rates (See Figure 35). For FY17, the weighted average implied real AA interest rates, which are used to discount the benefit cash flows, increased by approximately 0.30%, to 1.8% as of June 30, 2017. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.	Figure 35: Implied Real AA Interest Rates

Table 33: Funded Status of the Plans

In millions U.S. dollars

	As of 30 June,2017
	SRP	RSBP	PEBP	Total
PBO	$(17,741)	$(2,939)	$(1,592)	$(22,272)
Plan assets	$16,756	$2,593	$873	$20,222

Net position	$(985)	$(346)	$(719)	$(2,050)

IBRD’s position				(986)

	As of 30 June,2016
	SRP	RSBP	PEBP	Total
PBO	$(18,036)	$(3,009)	$(1,474)	$(22,519)
Plan assets	$15,235	$2,297	$717	$18,249

Net position	$(2,801)	$(712)	$(757)	$(4,270)

IBRD’s position				(2,211)

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	61

MD&A	XIII: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

XIII: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects probable losses inherent in its accrual and nonaccrual portfolios. Determining the appropriate level of provision for each portfolio requires several steps:

•

The loan portfolio is separated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit-risk rating. Loans in the accrual portfolio are grouped according to the assigned risk rating, while loans in the non-accrual portfolio are generally individually assigned the highest risk rating.

•	Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix.

•

The required provision is calculated by multiplying the outstanding exposure by the expected default frequency (the probability of default to IBRD) and by the estimated severity of the loss in the event of default. For loans carried at fair value, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on such variables as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities.

IBRD periodically reviews such variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness of borrowers.

The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and non-accrual portfolios.

The accumulated provision for loan losses is reported separately in the balance sheet as a deduction from IBRD’s total loans outstanding. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as a provision for losses on loans and other exposures (see Notes to Financial Statements: Note A-Summary of Significant Accounting and Related Policies and Note D-Loans and Other Exposures).

Fair Value of Financial Instruments

All fair value adjustments are recognized through the statement of income. The fair values of financial instruments are based on a three-level hierarchy.

For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most of IBRD’s financial instruments which are recorded at fair value are classified as Levels 1 and 2. Table 34 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; they use market observable inputs and such unobservable inputs as correlations and interest rate volatilities. There were no Level 3 instruments in IBRD’s investment or loan portfolios as of June 30, 2017.

62	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	XIII: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Table 34: Fair Value Level 3 Summary

In millions U.S. dollars

For the fiscal year ended June 30,	2017		2016
	Level 3	Total Balance	Level 3	Total Balance
Total Assets at fair value	$1,504	$223,085	$1,625	$198,010
As a percentage of total assets	0.67%		0.82%
Total Liabilities at fair value	$3,857	$359,130	$4,348	$324,027
As a percentage of total assets	1.07%		1.34%

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The Valuation Group, which is independent of treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflects the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Pension and Other Post-Retirement Benefits

The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions (see Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	63

MD&A	XIV: GOVERNANCE AND CONTROLS

XIV: GOVERNANCE AND CONTROLS

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, the President, Management, and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA.

Board Membership

In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

The Board and its committees are in continuous session at the main World Bank offices in Washington DC, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The committees are made up of 8 members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (See further explanation below)

•

Budget Committee - assists the Board in approving World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD.

•

Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, monitoring the quality and results of operations.

•

Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices.

•

Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:

•	Oversight of the integrity of IBRD’s financial statements.

64	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	XIV: GOVERNANCE AND CONTROL

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•

Adequacy and effectiveness of financial and accounting policies and internal controls’ and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.

•	Effective management of financial, fiduciary and compliance in IBRD.

•	Oversight of the institutional arrangements and processes for risk management across IBRD.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive Sessions

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Prohibiting the external auditor from providing any non-audit-related services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•

Mandatory rebidding of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter, provided however that the Audit Committee may exceptionally recommend that the incumbent audit firm should be allowed to participate in the re-bidding.

The external auditor is appointed to a five-year term and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In FY14, KPMG LLP began a second five-year term as IBRD’s external auditor.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States and in the International Standards on Auditing.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	65

MD&A	XIV: GOVERNANCE AND CONTROL

On December 7, 2016, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

Senior Management Changes

On September 27, 2016, Dr. Jim Yong Kim was appointed to a second five-year term as President of the World Bank Group, commencing on July 1, 2017.

On July 27, 2016, Sri Mulyani Indrawati resigned as IBRD’s Managing Director and Chief Operating Officer (MDCOO). Effective January 2, 2017, Kristalina Georgieva was appointed as IBRD’s Chief Executive Officer (CEO), which was a newly created position to replace the MDCOO position.

Internal Control

Internal Control Over External Financial Reporting

Each fiscal year, Management evaluates the internal controls over external financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over external financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control—Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. Since FY16, IBRD has been using the 2013 COSO framework to assess the effectiveness of the internal control over external financial reporting. As of June 30, 2017, these controls were determined to be effective. See “Management’s report regarding effectiveness of Internal Control over External Financial Reporting” on page 73.

Concurrently, IBRD’s external auditor provides a report on the effectiveness of internal control over external financial reporting is fairly stated in all material respects. See Independent Auditor’ Report on page 75.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2017.

66	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	APPENDIX

APPENDIX

Glossary of Terms

Articles:    IBRD’s Articles of Agreement

Board:    The Board of Executive Directors

Budget Anchor:    Measure established to monitor net administrative expenses against loan spread revenue (loan interest margin, commitment and guarantee fees).

Capital Adequacy:    A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Credit Default Swaps (CDS):    A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Credit Valuation Adjustment (CVA):    The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.

Debit valuation adjustment (DVA):    The DVA represents the market value of IBRD’s own credit risk for uncollateralized derivative instruments and is reflected in the fair value of derivative instruments.

Duration:    Provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio:    The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 24.

Equity Savings:    Interest cost saved by deploying equity instead of debt to fund loans.

Interest Margin:    The spread between loan returns and associated debt cost.

IDA 17:    The adequacy of IDA resources are periodically reviewed every three years. IDA is currently in its Seventeenth Replenishment of resources (IDA17), which is effective from July 1, 2014 until June 30, 2017.

Maintenance of Value (MOV):    Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

Prudential Minimum:    The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the Target Liquidity Level. The Target Liquidity Level represents twelve months coverage as calculated at the beginning of every fiscal year.

Strategic Capital Adequacy Framework:    Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long term equity-to-loans ratio. The equity-to-loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Single Borrower Limit (SBL):    The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.

Statutory Lending Limit (SLL):    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.

U.S. GAAP:    Accounting principles generally accepted in the United States of America.

World Bank:    The World Bank consists of IBRD and IDA.

World Bank Group (WBG):    The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	67

MD&A	APPENDIX

Abbreviations and Acronyms

AFDB: African Development Bank	IPF: Investment Project Financing

AMC: Advance Market Commitment for Vaccines against Pneumococcal Diseases	LIBID: London Interbank Bid Rate

AOCI: Accumulated Other Comprehensive Income	LIBOR: London Interbank Offered Rate

BETF: IBRD-Executed Trust Funds	LLP: Loan Loss Provision

COSO: Committee of Sponsoring Organizations of the Treadway Commission	LTRRO: Long-Term Real Return Objective

CCSAs: Cross-Cutting Solution Areas	MDB: Multilateral Development Bank

CDS: Credit Default Swaps	MDCAO: Managing Director and World Bank Group Chief Administrative Officer

CVA: Credit Value Adjustment	MDCFO: Managing Director and World Bank Group Chief Financial Officer

CRO: Vice President and WBG Chief Risk Officer	MDCOO: Managing Director and Chief Operating Officer

DDO: Deferred Drawdown Option	MIGA: Multilateral Investment Guarantee Agency

DPF: Development Project Financing	MOV: Maintenance-Of-Value

DTCs: Developing and Transitional Countries	NBC: New Business Committee

DVA: Debit Valuation Adjustment	NCPIC: National Currency Paid-in Capital

EAL: Equitable Access Limit	ORC: Operational Risk Committee

EDF: Expected default frequency	PAF: Pilot Auction Facility for Methane and Climate Change Mitigation

EEA: Exposure Exchange Agreement	PEF: Pandemic Emergency Financing Facility

EFOs: Externally Financed Outputs	PBAC: Pension Benefits Administration Committee

EMF: Equity Management Framework	PBO: Pension Benefit Obligation

FASB: Financial Accounting Standards Board	PCRF: Post Retirement Contribution Reserve Fund

FIFs: Financial Intermediary Funds	PEBP: Post-Employment Benefit Plan

FRC: Finance and Risk Committee	PFC: Pension Finance Committee

GAVI: Global Alliance for Vaccines and Immunization	PforR: Program-for-Results

GCI: General Capital Increase	RAS: Reimbursable Advisory Services

GMFs: Grant-Making Facilities	RAMP: Reserves Advisory Management Program

GPs: Global Practices	RETF: Recipient-Executed Trust Funds

IADB: Inter-American Development Bank	RSBP: Retired Staff Benefits Plan

IBRD: International Bank for Reconstruction and Development	SCI: Selective Capital Increase

ICSID: International Centre for Settlement of Investment Disputes	SDPL: Special Development Policy Loans

IFC: International Finance Corporation	SBL: Single Borrower Limit

IDA: International Development Association	SLL: Statutory Lending Limit

IFFIm: International Finance Facility for Immunisation	SRP: Staff Retirement Plan

IFLs: IBRD Flexible Loans

68	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

MD&A	APPENDIX

Eligible Borrowing Member Countries by Region

Region	Countries
Africa	Angola, Botswana, Cabo Verde, Cameroon, Equatorial Guinea, Republic of Congo, Gabon, Kenya, Mauritius, Namibia, Nigeria, Seychelles, South Africa, Swaziland, Zimbabwe
East Asia and Pacific	China, Fiji, Indonesia, Republic of, Malaysia, Mongolia, Nauru, Palau, Papua New Guinea, Philippines, Thailand, Timor-Leste, Vietnam
Europe and Central Asia

Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation, Serbia, Turkey, Turkmenistan, Ukraine, Uzbekistan

Latin America and Caribbean

Argentina, Antigua and Barbuda, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Jamaica, Mexico, Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia
South Asia	India, Pakistan, and Sri Lanka

See Summary Statement of Loans in IBRD’s Financial Statements for balances by country.

List of Tables, Figures and Boxes

             Tables

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017	69

MD&A	APPENDIX

70	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2017

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

JUNE 30, 2017

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    71

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF

INTERNAL CONTROL OVER EXTERNAL FINANCIAL REPORTING

Management’s Report Regarding Effectiveness of

Internal Control over External Financial Reporting

August 3, 2017

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and audit of its internal control over external financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2017. This assessment was based on the criteria for effective internal control over external financial reporting described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2017. The independent audit firm that audited the financial statements has issued an Independent Auditors Report which expresses an opinion on IBRD’s internal control over external financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Bernard Lauwers
Vice President and World Bank Group Controller

INDEPENDENT AUDITORS’ REPORT ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have audited the International Bank for Reconstruction and Development’s (IBRD) internal control over financial reporting as of June 30, 2017, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for Internal Control Over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors’ judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, IBRD maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying financial statements of IBRD, which comprise the balance sheets as of June 30, 2017 and 2016, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2017, and our report dated August 3, 2017 expressed an unmodified opinion on those consolidated financial statements.

Washington, D.C.

August 3, 2017

INDEPENDENT AUDITORS’ REPORT

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the balance sheets as of June 30, 2017 and 2016, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the years in the three-year period ended June 30, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2017 in accordance with U.S. generally accepted accounting principles.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2017 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with auditing standards generally accepted in the United States of America, IBRD’s internal control over financial reporting as of June 30, 2017, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 3, 2017 expressed an unmodified opinion on the effectiveness of IBRD’s internal control over financial reporting.

Washington, D.C.

August 3, 2017

BALANCE SHEET

June 30, 2017 and June 30, 2016

Expressed in millions of U.S. dollars

	2017	2016
Assets
Due from banks—Notes C and L
Unrestricted cash	$613	$1,222
Restricted cash	70	62

	683	1,284

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $20 million—June 30, 2017; $14 million—June 30, 2016)—Notes C and L	72,752	51,830
Securities purchased under resale agreements—Notes C and L	221	1,692

Derivative assets
Investments—Notes C, F and L	42,630	25,889
Loans—Notes D, F and L	4,603	4,096
Client operations—Notes D, F, H and L	22,842	27,573
Borrowings—Notes E, F and L	78,824	83,965
Others—Notes F and L	1,213	2,965

	150,112	144,488

Other Receivables
Receivable from investment securities traded—Note C	45	42
Accrued income on loans	1,227	1,017

	1,272	1,059

Loans outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	245,043	235,564
Less undisbursed balance	65,588	65,909

Loans outstanding (loans at fair value Nil—June 30, 2017; $123 million—June 30, 2016)	179,455	169,655
Less:
Accumulated provision for loan losses	1,582	1,571
Deferred loan income	451	441

Net loans outstanding	177,422	167,643

Other assets
Premises and equipment, net	1,114	1,083
Miscellaneous—Notes H and I	2,322	2,181

	3,436	3,264

Total assets	$405,898	$371,260

78    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

	2017	2016
Liabilities

Borrowings—Notes E and L	$205,942	$181,723

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and L	373	1,685

Derivative liabilities
Investments—Notes C, F and L	43,713	26,536
Loans—Notes D, F and L	5,712	6,433
Client operations—Notes D, F, H and L	22,866	27,610
Borrowings—Notes E, F and L	80,026	80,473
Others—Notes F and L	812	689

	153,129	141,741

Payable to maintain value of currency holdings on account of subscribed capital	4	4

Other liabilities
Payable for investment securities purchased—Note C	205	556
Liabilities under retirement benefits plans—Notes J and K	2,923	4,987
Accounts payable and miscellaneous liabilities—Notes D, H and I	3,524	3,501

	6,652	9,044

Total liabilities	366,100	334,197

Equity

Capital stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2017, and June 30, 2016)
Subscribed capital (2,229,344 shares—June 30, 2017, and 2,182,854 shares—June 30, 2016)	268,937	263,329
Less uncalled portion of subscriptions	252,828	247,524

Paid-in capital	16,109	15,805

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(305)	(320)

Receivable amounts to maintain value of currency holdings—Note B	(369)	(348)

Deferred amounts to maintain value of currency holdings—Note B	(20)	56

Retained earnings (Statement of Changes in Retained Earnings; Note G)	27,759	27,996

Accumulated other comprehensive loss—Note K	(3,376)	(6,126)

Total equity	39,798	37,063

Total liabilities and equity	$405,898	$371,260

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    79

STATEMENT OF INCOME

For the fiscal years ended June 30, 2017 and June 30, 2016 and June 30, 2015

Expressed in millions of U.S. dollars

	2017	2016	2015
Interest revenue
Loans, net—Note D	$2,579	$1,605	$1,170
Equity management, net	383	672	306
Investments—Trading, net	545	329	233
Other, net	5	8	3
Borrowings, net—Note E	(1,845)	(786)	(392)

Interest revenue, net of borrowing expenses	1,667	1,828	1,320

Provision for losses on loans and other exposures, (charge) release—Note D	(11)	(57)	10
Non interest revenue
Revenue from externally funded activities—Notes H and I	820	801	723
Commitment charges—Note D	70	34	16
Other, net—Note I	24	58	5

Total	914	893	744

Non interest expenses
Administrative—Notes H and I	(1,751)	(1,822)	(1,701)
Pension—Note J	(394)	(231)	(248)
Contributions to special programs	(22)	(67)	(110)
Other	(21)	(11)	(1)

Total	(2,188)	(2,131)	(2,060)

Board of Governors-approved and other transfers—Note G	(497)	(705)	(715)
Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and L	291	(31)	(142)
Unrealized mark-to-market (losses) gains on non-trading portfolios, net
Loans, net—Notes D, F and L	1,529	(1,234)	(42)
Equity management, net—Notes F and L	(1,701)	1,457	91
Borrowings, net—Notes E, F and L	(248)	507	24
Other, net—Note L	7	(32)	(16)

Total	(413)	698	57

Net (loss) income	$(237)	$495	$(786)

The Notes to Financial Statements are an integral part of these Statements.

80    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015

Expressed in millions of U.S. dollars

	2017	2016	2015
Net (loss) income	$(237)	$495	$(786)
Other comprehensive income—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	2	2	2
Net actuarial gains (losses) on benefit plans	2,543	(2,778)	840
Prior service credit (cost) on benefit plans, net	24	(2)	23
Currency translation adjustment	181	(135)	(1,016)

Total other comprehensive income (loss)	2,750	(2,913)	(151)

Comprehensive income (loss)	$2,513	$(2,418)	$(937)

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015

Expressed in millions of U.S. dollars

	2017	2016	2015
Retained earnings at beginning of the fiscal year	$27,996	$27,501	$28,287
Net (loss) income for the fiscal year	(237)	495	(786)

Retained earnings at end of the fiscal year	$27,759	$27,996	$27,501

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    81

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015

Expressed in millions of U.S. dollars

	2017	2016	2015
Cash flows from investing activities
Loans
Disbursements	$(17,819)	$(22,490)	$(18,973)
Principal repayments	9,130	9,335	8,983
Principal prepayments	—	—	30
Loan origination fees received	11	27	19
Net derivatives-loans	35	21	11
Other investing activities, net	(146)	(153)	(126)

Net cash used in investing activities	(8,789)	(13,260)	(10,056)

Cash flows from financing activities
Medium and long-term borrowings
New issues	55,413	63,317	58,032
Retirements	(34,918)	(43,265)	(41,972)
Net short-term borrowings	6,945	(719)	(4,434)
Net derivatives-borrowings	66	(512)	(987)
Capital subscriptions	304	613	1,187
Other capital transactions, net	5	27	60

Net cash provided by financing activities	27,815	19,461	11,886

Cash flows from operating activities
Net (loss) income	(237)	495	(786)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	413	(698)	(57)
Depreciation and amortization	660	668	746
Provision for losses on loans and other exposures, charge (release)	11	57	(10)
Changes in:
Investments-Trading, net	(21,453)	(2,702)	(8,271)
Net investment securities purchased/traded	(393)	(1,528)	(246)
Net derivatives-investments	883	(10)	1,573
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	153	(1,450)	1,115
Accrued income on loans	(105)	(710)	57
Miscellaneous assets	80	(20)	701
Accrued interest on borrowings	(166)	221	73
Accounts payable and miscellaneous liablities	515	403	86

Net cash used in operating activities	(19,639)	(5,274)	(5,019)

Effect of exchange rate changes on unrestricted cash	4	(16)	(106)

Net (decrease) increase in unrestricted cash	(609)	911	(3,295)
Unrestricted cash at beginning of the fiscal year	1,222	311	3,606

Unrestricted cash at end of the fiscal year	$613	$1,222	$311

82    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Expressed in millions of U.S. dollars

	2017	2016	2015
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,070	$(566)	$(7,017)
Investment portfolio	(126)	60	(294)
Borrowing portfolio	525	24	(5,016)
Capitalized loan origination fees included in total loans	42	42	39
Interest paid on borrowings portfolio	1,865	436	166

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    83

SUMMARY STATEMENT OF LOANS

June 30, 2017

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans [c,d]	Loans approved but not yet effective[a]	Undisbursed balance of effective loans [b]	Loans Oustanding	Percentage of total loans outstanding[e]
Albania[d]	$926	$175	$420	$331	0.18%
Algeria	1	—	—	1	*
Angola[c]	782	200	124	458	0.26
Antigua and Barbuda	10	—	7	3	0.00
Argentina	9,333	955	2,362	6,016	3.35
Armenia[d]	956	—	307	649	0.36
Azerbaijan	2,770	—	773	1,997	1.11
Barbados	30	—	—	30	0.02
Belarus	1,299	—	535	764	0.43
Belize	44	—	28	16	0.01
Bolivia,Plurinational State of [c]	566	300	165	101	0.06
Bosnia and Herzegovina [d]	742	273	4	465	0.26
Botswana [c]	434	146	135	153	0.09
Brazil[d]	19,168	73	2,954	16,141	8.99
Bulgaria	1,035	—	101	934	0.52
Cabo Verde, Republic of	45	—	1	44	0.03
Cameroon	529	529	—	—	—
Chile[c]	253	80	—	173	0.10
China[d]	21,912	1,420	7,113	13,379	7.45
Colombia[c]	11,209	808	805	9,596	5.35
Congo, Republic of	125	—	120	5	0.00
Costa Rica[c]	1,179	—	429	750	0.42
Croatia	1,674	25	292	1,357	0.76
Dominican Republic[c]	1,148	—	231	917	0.51
Ecuador[c]	1,050	—	741	309	0.17
Egypt, Arab Republic of	10,686	—	3,175	7,511	4.19
El Salvador	961	—	59	902	0.50
Fiji	106	—	52	54	0.03
Gabon[c]	494	75	319	100	0.06
Georgia[d]	1,145	—	380	765	0.43
Grenada	18	8	—	10	0.01
Guatemala	2,079	450	—	1,629	0.91
India[d]	23,612	1,391	9,200	13,021	7.26
Indonesia[d]	19,402	1,075	1,892	16,435	9.16
Iran, Islamic Republic of	304	—	—	304	0.17
Iraq	3,569	—	627	2,942	1.64
Jamaica	1,031	—	228	803	0.45
Jordan[d]	1,925	86	77	1,762	0.98
Kazakhstan	5,647	147	1,261	4,239	2.36
Kosovo	187	—	—	187	0.10
Latvia	251	—	—	251	0.14
Lebanon	1,203	250	576	377	0.21
Macedonia, former Yugoslav Republic ofd	581	—	192	389	0.22
Mauritius	265	—	—	265	0.15
Mexico	16,198	350	1,032	14,816	8.25
Moldova	133	12	47	74	0.04
Montenegro[d]	294	—	60	234	0.13
Morocco	6,316	—	1,053	5,263	2.93
Nigeria[c]	500	—	376	124	0.07
Pakistan[d]	2,144	390	462	1,292	0.72
Panama[c]	1,473	65	135	1,273	0.71
Papua New Guinea	52	—	—	52	0.03
Paraguay	784	100	98	586	0.33
Peru	6,154	125	3,615	2,414	1.35
Philippines	6,874	140	1,764	4,970	2.77
Poland	8,598	—	485	8,113	4.52
Romania[d]	5,665	68	1,407	4,190	2.34
Russian Federation	771	—	184	587	0.33

84    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

SUMMARY STATEMENT OF LOANS (CONTINUED)

June 30, 2017

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans[c,d]	Loans approved but not yet effective[a]	Undisbursed balance of effective loans [b]	Loans Oustanding	Percentage of total loans outstanding[e]
Serbia[d]	$2,944	$129	$602	$2,213	1.23%
Seychelles	52	—	7	45	0.03
South Africa[c]	3,443	93	883	2,467	1.37
Sri Lanka	377	67	118	192	0.11
St. Kitts and Nevis	*	—	—	*	*
St. Lucia	6	—	—	6	0.00
St. Vincent and the Grenadines	3	—	—	3	0.00
Swaziland	94	50	12	32	0.02
Thailand	1,028	—	—	1,028	0.57
Timor-Leste	15	—	15	—	—
Trinidad and Tobago [c]	2	—	—	2	0.00
Tunisia	3,585	628	495	2,462	1.37
Turkey[d]	13,213	—	1,793	11,420	6.36
Ukraine	7,362	150	1,782	5,430	3.03
Uruguay	1,485	70	587	828	0.46
Uzbekistan	703	122	282	299	0.17
Vietnam	3,458	296	1,288	1,874	1.04
Zimbabwe	435	—	—	435	0.24

Subtotal	$244,847	$11,321	$54,267	$179,259	99.89%
International Finance Corporation	196	—	—	196	0.11%

Total-June 30, 2017	$245,043	$11,321	$54,267	$179,455	100.00%

Total-June 30, 2016	$235,564	$13,254	$52,655	$169,655

*	Indicates amount less than $0.5 million or 0.005 percent

Notes

a.	Loans totaling $9,039 million ($7,580 million—June 30, 2016) have been approved, but the related agreements have not been signed. Loan agreements totaling $2,282 million ($5,674 million—June 30, 2016) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.
b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $96 million ($275 million—June 30, 2016).
c.	Guarantee provided under Exposure Exchange Agreement with a multilateral development organization (see Note D Loans and Other Exposures).
d.	Guarantee received under EEA with a multilateral development organization (see Note D—Loans and Other Exposures).
e.	May differ from the sum of individual figures due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    85

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2017

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,199	0.05%
Albania	937	0.04	113.0	3.6	109.4	1,630	0.07
Algeria	11,724	0.53	1,414.3	85.0	1,329.3	12,417	0.53
Angola	3,238	0.15	390.6	19.7	370.9	3,931	0.17
Antigua and Barbuda	520	0.02	62.7	1.3	61.5	1,213	0.05
Argentina	20,823	0.93	2,512.0	151.4	2,360.6	21,516	0.91
Armenia	1,646	0.07	198.6	8.4	190.1	2,339	0.10
Australia[c]	31,592	1.42	3,811.1	233.4	3,577.7	32,285	1.37
Austria[c]	14,611	0.66	1,762.6	106.4	1,656.2	15,304	0.65
Azerbaijan	2,371	0.11	286.0	13.3	272.7	3,064	0.13
Bahamas, The	1,071	0.05	129.2	5.4	123.8	1,764	0.07
Bahrain	1,103	0.05	133.1	5.7	127.4	1,796	0.08
Bangladesh	6,468	0.29	780.3	43.8	736.5	7,161	0.30
Barbados	948	0.04	114.4	4.5	109.9	1,641	0.07
Belarus	4,211	0.19	508.0	28.8	479.2	4,904	0.21
Belgium[c]	37,413	1.68	4,513.3	276.8	4,236.5	38,106	1.61
Belize	586	0.03	70.7	1.8	68.9	1,279	0.05
Benin	994	0.04	119.9	3.9	116.0	1,687	0.07
Bhutan	680	0.03	82.0	2.0	80.0	1,373	0.06
Bolivia, Plurinational State of	2,024	0.09	244.2	10.8	233.4	2,717	0.12
Bosnia and Herzegovina	653	0.03	78.8	6.6	72.2	1,346	0.06
Botswana	615	0.03	74.2	2.0	72.2	1,308	0.06
Brazil	42,461	1.90	5,122.3	306.8	4,815.5	43,154	1.83
Brunei Darussalam	2,373	0.11	286.3	15.2	271.1	3,066	0.13
Bulgaria	6,608	0.30	797.2	46.6	750.5	7,301	0.31
Burkina Faso	1,260	0.06	152.0	5.8	146.2	1,953	0.08
Burundi	1,043	0.05	125.8	4.6	121.3	1,736	0.07
Cabo Verde, Republic of	575	0.03	69.4	1.2	68.2	1,268	0.05
Cambodia	493	0.02	59.5	4.6	54.9	1,186	0.05
Cameroon	1,738	0.08	209.7	9.0	200.7	2,431	0.10
Canada[c]	58,354	2.62	7,039.5	433.1	6,606.5	59,047	2.50
Central African Republic	975	0.04	117.6	3.9	113.8	1,668	0.07
Chad	975	0.04	117.6	3.9	113.8	1,668	0.07
Chile[c]	10,013	0.45	1,207.9	71.9	1,136.0	10,706	0.45
China	106,594	4.78	12,859.0	774.8	12,084.1	107,287	4.55
Colombia	9,730	0.44	1,173.8	69.7	1,104.1	10,423	0.44
Comoros	282	0.01	34.0	0.3	33.7	975	0.04
Congo, Democratic Republic of	2,643	0.12	318.8	25.4	293.5	3,336	0.14
Congo, Republic of	1,051	0.05	126.8	4.3	122.4	1,744	0.07
Costa Rica	1,123	0.05	135.5	8.4	127.1	1,816	0.08
Cote d’Ivoire	3,505	0.16	422.8	21.8	401.1	4,198	0.18
Croatia	2,906	0.13	350.6	21.7	328.8	3,599	0.15
Cyprus	1,461	0.07	176.2	8.4	167.9	2,154	0.09
Czech Republic[c]	7,993	0.36	964.2	58.1	906.1	8,686	0.37
Denmark[c]	17,796	0.80	2,146.8	129.2	2,017.6	18,489	0.78
Djibouti	632	0.03	76.2	1.6	74.7	1,325	0.06
Dominica	504	0.02	60.8	1.1	59.7	1,197	0.05
Dominican Republic	2,092	0.09	252.4	13.1	239.3	2,785	0.12
Ecuador	3,021	0.14	364.4	18.2	346.2	3,714	0.16
Egypt, Arab Republic of	10,682	0.48	1,288.6	76.8	1,211.8	11,375	0.48

86    IBRD Financial Statements: June 30, 2017

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2017

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
El Salvador	141	0.01%	$17.0	$1.7	$15.3	834	0.04%
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,408	0.06
Eritrea	593	0.03	71.5	1.8	69.7	1,286	0.05
Estonia[c]	1,170	0.05	141.1	6.1	135.1	1,863	0.08
Ethiopia	1,160	0.05	139.9	6.0	133.9	1,853	0.08
Fiji	987	0.04	119.1	4.8	114.3	1,680	0.07
Finland[c]	11,439	0.51	1,379.9	82.7	1,297.2	12,132	0.51
France[c]	90,404	4.06	10,905.9	672.4	10,233.5	91,097	3.86
Gabon	987	0.04	119.1	5.1	113.9	1,680	0.07
Gambia, The	613	0.03	73.9	1.5	72.4	1,306	0.06
Georgia	1,795	0.08	216.5	9.3	207.3	2,488	0.11
Germany[c]	96,574	4.33	11,650.2	717.9	10,932.3	97,267	4.12
Ghana	1,967	0.09	237.3	14.4	222.9	2,660	0.11
Greece[c]	1,848	0.08	222.9	15.3	207.7	2,541	0.11
Grenada	531	0.02	64.1	1.4	62.7	1,224	0.05
Guatemala	2,001	0.09	241.4	12.4	229.0	2,694	0.11
Guinea	1,471	0.07	177.5	7.1	170.4	2,164	0.09
Guinea-Bissau	613	0.03	73.9	1.4	72.5	1,306	0.06
Guyana	1,526	0.07	184.1	7.7	176.4	2,219	0.09
Haiti	1,223	0.05	147.5	5.4	142.1	1,916	0.08
Honduras	641	0.03	77.3	2.3	75.0	1,334	0.06
Hungary[c]	10,793	0.48	1,302.0	77.9	1,224.1	11,486	0.49
Iceland[c]	1,742	0.08	210.1	10.3	199.8	2,435	0.10
India	69,923	3.14	8,435.2	508.1	7,927.1	70,616	2.99
Indonesia	23,031	1.03	2,778.3	167.2	2,611.1	23,724	1.01
Iran, Islamic Republic of	34,963	1.57	4,217.8	254.3	3,963.4	35,656	1.51
Iraq	3,058	0.14	368.9	27.1	341.8	3,751	0.16
Ireland[c]	7,787	0.35	939.4	55.3	884.1	8,480	0.36
Israel[c]	6,019	0.27	726.1	42.4	683.7	6,712	0.28
Italy[c]	63,372	2.84	7,644.9	469.3	7,175.6	64,065	2.71
Jamaica	3,184	0.14	384.1	21.2	362.9	3,877	0.16
Japan[c]	165,444	7.42	19,958.3	1,222.2	18,736.1	166,137	7.04
Jordan	2,009	0.09	242.4	10.9	231.5	2,702	0.11
Kazakhstan	4,573	0.21	551.7	31.3	520.4	5,266	0.22
Kenya	2,711	0.12	327.0	15.9	311.1	3,404	0.14
Kiribati	680	0.03	82.0	1.9	80.1	1,373	0.06
Korea, Republic ofc	37,524	1.68	4,526.7	270.2	4,256.6	38,217	1.62
Kosovo, Republic of	966	0.04	116.5	5.2	111.4	1,659	0.07
Kuwait	19,432	0.87	2,344.2	141.0	2,203.2	20,125	0.85
Kyrgyz Republic	1,107	0.05	133.5	5.7	127.9	1,800	0.08
Lao People’s Democratic Republic	272	0.01	32.8	2.2	30.6	965	0.04
Latvia	1,754	0.08	211.6	10.4	201.2	2,447	0.10
Lebanon	1,062	0.05	128.1	6.3	121.8	1,755	0.07
Lesotho	945	0.04	114.0	3.8	110.2	1,638	0.07
Liberia	463	0.02	55.9	2.6	53.3	1,156	0.05
Libya	7,840	0.35	945.8	57.0	888.8	8,533	0.36
Lithuania	1,910	0.09	230.4	11.6	218.8	2,603	0.11
Luxembourg[c]	2,289	0.10	276.1	14.4	261.7	2,982	0.13
Macedonia, Former Yugoslav Republic of	427	0.02	51.5	3.2	48.3	1,120	0.05
Madagascar	1,623	0.07	195.8	8.1	187.7	2,316	0.10
Malawi	1,242	0.06	149.8	5.6	144.2	1,935	0.08

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    87

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2017

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Malaysia	10,447	0.47%	$1,260.3	$75.4	$1,184.8	11,140	0.47%
Maldives	469	0.02	56.6	0.9	55.7	1,162	0.05
Mali	1,670	0.07	201.5	8.7	192.8	2,363	0.10
Malta	1,074	0.05	129.6	5.4	124.1	1,767	0.07
Marshall Islands	469	0.02	56.6	0.9	55.7	1,162	0.05
Mauritania	1,032	0.05	124.5	4.1	120.4	1,725	0.07
Mauritius	1,574	0.07	189.9	9.1	180.8	2,267	0.10
Mexico[c]	38,140	1.71	4,601.0	276.8	4,324.2	38,833	1.65
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,172	0.05
Moldova	1,566	0.07	188.9	7.6	181.3	2,259	0.10
Mongolia	537	0.02	64.8	2.3	62.5	1,230	0.05
Montenegro	688	0.03	83.0	3.2	79.8	1,381	0.06
Morocco	6,619	0.30	798.5	44.9	753.5	7,312	0.31
Mozambique	1,051	0.05	126.8	4.8	122.0	1,744	0.07
Myanmar	3,465	0.16	418.0	21.4	396.6	4,158	0.18
Namibia	1,523	0.07	183.7	8.8	174.9	2,216	0.09
Nauru	586	0.03	70.7	2.4	68.3	1,279	0.05
Nepal	1,405	0.06	169.5	6.8	162.7	2,098	0.09
Netherlands[c]	45,829	2.06	5,528.6	339.5	5,189.0	46,522	1.97
New Zealand[c]	9,761	0.44	1,177.5	70.2	1,107.3	10,454	0.44
Nicaragua	873	0.04	105.3	3.4	101.9	1,566	0.07
Niger	975	0.04	117.6	3.8	113.8	1,668	0.07
Nigeria	16,184	0.73	1,952.4	117.4	1,835.0	16,877	0.72
Norway[c]	13,418	0.60	1,618.7	97.4	1,521.2	14,111	0.60
Oman	1,561	0.07	188.3	9.1	179.2	2,254	0.10
Pakistan	11,834	0.53	1,427.6	85.8	1,341.8	12,527	0.53
Palau	16	0.00	1.9	0.2	1.8	709	0.03
Panama	891	0.04	107.5	6.9	100.6	1,584	0.07
Papua New Guinea	1,471	0.07	177.5	7.1	170.3	2,164	0.09
Paraguay	1,394	0.06	168.2	6.6	161.6	2,087	0.09
Peru	7,691	0.34	927.8	54.6	873.2	8,384	0.36
Philippines	9,903	0.44	1,194.6	71.0	1,123.6	10,596	0.45
Poland[c]	17,129	0.77	2,066.4	124.1	1,942.2	17,822	0.76
Portugal[c]	5,927	0.27	715.0	41.9	673.1	6,620	0.28
Qatar	1,389	0.06	167.6	11.1	156.5	2,082	0.09
Romania	6,866	0.31	828.3	51.2	777.1	7,559	0.32
Russian Federation	66,505	2.98	8,022.8	483.5	7,539.3	67,198	2.85
Rwanda	1,185	0.05	143.0	5.2	137.7	1,878	0.08
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	968	0.04
St. Lucia	552	0.02	66.6	1.5	65.1	1,245	0.05
St. Vincent and the Grenadines	278	0.01	33.5	0.3	33.2	971	0.04
Samoa	777	0.03	93.7	2.5	91.2	1,470	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,288	0.05
Sao Tome and Principe	556	0.02	67.1	1.1	66.0	1,249	0.05
Saudi Arabia	66,505	2.98	8,022.8	484.6	7,538.2	67,198	2.85
Senegal	2,322	0.10	280.1	13.0	267.1	3,015	0.13
Serbia	2,846	0.13	343.3	21.5	321.9	3,539	0.15
Seychelles	263	0.01	31.7	0.2	31.6	956	0.04
Sierra Leone	823	0.04	99.3	3.0	96.3	1,516	0.06
Singapore	5,569	0.25	671.8	41.9	630.0	6,262	0.27

88    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2017

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Slovak Republic[c]	4,075	0.18%	$491.6	$29.2	$462.4	4,768	0.20%
Slovenia[c]	1,709	0.08	206.2	12.8	193.4	2,402	0.10
Solomon Islands	575	0.03	69.4	1.2	68.1	1,268	0.05
Somalia	632	0.03	76.2	3.3	72.9	1,325	0.06
South Africa	17,627	0.79	2,126.4	127.9	1,998.5	18,320	0.78
South Sudan	1,437	0.06	173.4	8.6	164.8	2,130	0.09
Spain[c]	44,159	1.98	5,327.1	323.8	5,003.3	44,852	1.90
Sri Lanka	5,154	0.23	621.8	34.0	587.8	5,847	0.25
Sudan	1,570	0.07	189.4	12.4	176.9	2,263	0.10
Suriname	412	0.02	49.7	2.0	47.7	1,105	0.05
Swaziland	499	0.02	60.2	2.0	58.2	1,192	0.05
Sweden[c]	19,833	0.89	2,392.6	145.4	2,247.2	20,526	0.87
Switzerland[c]	34,660	1.55	4,181.2	255.5	3,925.7	35,353	1.50
Syrian Arab Republic	2,452	0.11	295.8	14.0	281.8	3,145	0.13
Tajikistan	1,204	0.05	145.2	5.3	139.9	1,897	0.08
Tanzania	1,295	0.06	156.2	10.0	146.2	1,988	0.08
Thailand	11,108	0.50	1,340.0	79.6	1,260.4	11,801	0.50
Timor-Leste	594	0.03	71.7	1.9	69.7	1,287	0.05
Togo	1,261	0.06	152.1	5.7	146.4	1,954	0.08
Tonga	556	0.02	67.1	1.1	66.0	1,249	0.05
Trinidad and Tobago	2,664	0.12	321.4	17.6	303.7	3,357	0.14
Tunisia	1,593	0.07	192.2	12.0	180.2	2,286	0.10
Turkey[c]	25,643	1.15	3,093.4	185.1	2,908.3	26,336	1.12
Turkmenistan	627	0.03	75.6	3.6	72.0	1,320	0.06
Tuvalu	461	0.02	55.6	1.5	54.1	1,154	0.05
Uganda	928	0.04	111.9	6.6	105.3	1,621	0.07
Ukraine	10,977	0.49	1,324.2	79.3	1,244.9	11,670	0.49
United Arab Emirates	5,342	0.24	644.4	44.0	600.4	6,035	0.26
United Kingdom[c]	90,404	4.06	10,905.9	691.6	10,214.3	91,097	3.86
United States[c]	384,502	17.25	46,384.4	2,863.6	43,520.8	385,195	16.32
Uruguay	3,563	0.16	429.8	24.0	405.8	4,256	0.18
Uzbekistan	2,743	0.12	330.9	16.1	314.8	3,436	0.15
Vanuatu	586	0.03	70.7	1.8	68.9	1,279	0.05
Venezuela, Republica Bolivariana de	20,361	0.91	2,456.2	150.8	2,305.5	21,054	0.89
Vietnam	4,173	0.19	503.4	31.3	472.1	4,866	0.21
Yemen, Republic of	2,212	0.10	266.8	14.0	252.8	2,905	0.12
Zambia	3,060	0.14	369.1	20.0	349.1	3,753	0.16
Zimbabwe	3,575	0.16	431.3	22.4	408.9	4,268	0.18

Total—June 30, 2017	2,229,344	100.00%	$268,937	$16,109	$252,828	2,360,321	100%

Total—June 30, 2016	2,182,854		$263,329	$15,805	$247,524	2,311,185

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    89

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

On August 3, 2017, the Executive Directors approved these financial statements for issue.

Translation of Currencies:  IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations, for the convenience of its members and other users. IBRD is an international organization which conducts its operations in the currencies of all of its members and considers each of its member’s currencies to be a functional currency.

IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. Under these policies, IBRD endevours to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:  In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into

90    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:  Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a non-negotiable, non-interest bearing note, which is due on demand. Certain demand notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable Amounts to Maintain Value of Currency Holdings. All MOV payable balances are included in Liabilities, under Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings.

Withdrawal of Membership:  Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors:  In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, which are included in the Board of Governors-approved and other transfers on the Statement of Income, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Net Income, Surplus, or Restricted Retained Earnings.

Retained Earnings:  Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the pension reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio as well as Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

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Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

Restricted Retained Earnings consists of contributions or revenue from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved and other transfers.

Loans and Other Exposures:  All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swaps (CDS) spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD has elected to measure at fair value loans which contain embedded derivatives that require bifurcation, if any.

Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest Revenue from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia. These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 and also on a precedent established in 1975 after Bangladesh became independent from Pakistan. Currently, there are no borrowers with loans in nonaccrual status that meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

Other exposures include: DDOs, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

It is the policy of IBRD to place into nonaccrual status all loans and other exposures (exposures) made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. IBRD considers all exposures in nonaccrual status to be impaired. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Guarantees:  Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

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Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Exposure Exchange Agreements(EEAs):  IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset, respectively. There is generally no exchange of cash between the organizations for these transactions.

For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities on the Balance Sheet and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.

For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets on the Balance Sheet and is amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received (recoverable asset). The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.

Accumulated Provision for Losses on Loans and Other Exposures:  Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its overdue loans. When IBRD receives a third-party guarantee in the form of a credit enhancement that is embedded in the loan agreement with the borrower, it considers the benefit of the credit enhancement in the loan loss provisioning credit risk assessment.

Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the probable losses inherent in IBRD’s exposures. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. The determination of borrower’s ratings is based on various factors (see Note D—Loans and other exposures). Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. Management reassesses the adequacy of the accumulated provision and the reasonableness of the inputs used, on a periodic basis, at least annually, and adjustments to the accumulated provision are recorded as a charge or release of provision in the Statement of Income. This methodology is also applied to countries with exposures in nonaccrual status, however, at times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, management may use different input assumptions for a particular country. Generally, all exposures in nonaccrual status have the same risk rating.

For loans that are reported at fair value, the determination of the fair value takes credit risk into consideration.

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Statement of Cash Flows:  For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of Unrestricted cash Due from Banks.

Restricted Cash:  This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

Investments:  Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or net asset value per share (NAV), which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, futures contracts, exchange-traded equity securities, Asset-backed Securities (ABS) and Mortgage-backed Securities To-Be-Announced (TBA securities). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Statement of Income. Derivative instruments used in liquidity management are not designated as hedging instruments.

As of June 30, 2017, all of the financial instruments in IBRD’s portfolio were classified as trading.

Dividends and interest revenue, including amortization of the premium and discount arising at acquisition, are included in net income.

Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net in the Statement of Income.

Realized gains and losses on trading securities are recognized in the Statement of Income when securities are sold.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for the related derivative instruments.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:  Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled.

94    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:  All demand obligations are held in bank accounts, which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:  Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:  To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD fair values all the financial instruments in the borrowing portfolio with the changes in fair value recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statement of Income.

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Interest expense relating to the debt instruments carried at fair value is measured on an effective yield basis and is reported as part of Borrowings, net in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in Borrowings, net in the Statement of Income.

Accounting for Derivatives:  IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the related Unrealized mark-to-market gains (losses) on Investments-Trading, net line in the Statement of Income.

IBRD uses derivatives in its loan, borrowing and asset/liability management activities. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in Interest revenue/expenses on the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Unrealized mark-to-market gains and losses on non-trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans and borrowings, in a manner consistent with the presentation of the loan and borrowing-related cash flows.

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Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Value Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk. The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the CDS spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.

Valuation of Financial Instruments:  IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment.

The fair value of certain instruments is calculated using NAV as a practical expedient.

To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. In instances where management relies on valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

As of June 30, 2017 and June 30, 2016, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.

Accounting for Grant Expenses:  IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved and other transfers, when incurred.

96    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Donor Receivables and Donor Contributions to Trust Funds:  To the extent that IBRD acts as an intermediary agent for certain beneficiaries or for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheet, along with corresponding liabilities.

Donor Receivables:  Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as revenue, unless the donor specifies a third party beneficiary. For the latter, IBRD is deemed to be acting as an intermediary agent, and assets held on behalf of the specified beneficiaries are recognized along with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust Funds:  For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet. In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

Recently adopted accounting standards:

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements (Subtopic 205-40): Going Concern – Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern. The ASU provides guidance on management’s responsibilities in evaluating the entity’s ability to continue as a going concern and on the related financial statement disclosures. Under this ASU, each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date on which the financial statements are issued. For IBRD, the ASU is effective beginning with the quarter ended June 30, 2017. To implement the requirement of the ASU, IBRD established a quarterly evaluation process. Based on this evaluation, at June 30, 2017, there is no substantial doubt that IBRD will continue as a going concern for the period of one year after the date of financial statement issuance.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU makes amendments to the current consolidation guidance focusing on targeted areas for certain types of entities. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. To simplify the presentation of debt issuance costs, the amendments in this ASU require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liabilities, consistent with debt premiums and discounts. The recognition and measurement of debt issuance costs are not affected. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU providesguidance to help customers determine whether fees paid for cloud computing arrangements include a software license or should be accounted for as a service contract. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The adoption of the ASU did not result in any changes to IBRD’s financial statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    97

Accounting standards under evaluation:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent amendments in 2015 and 2016. The ASUs provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in US GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASUs also require additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For IBRD, the ASUs will be effective from the quarter ending September 30, 2018. IBRD has identified the revenue streams that are within the scope of this ASU and is currently evaluating the impact of this ASU on its revenue recognition policy.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU will be effective from the quarter ending September 30, 2018. Early adoption is permitted only for certain provisions. IBRD is currently evaluating the impact of this ASU on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU will be effective from the quarter ending September 30, 2019, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit losses (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASU will be effective beginning from the quarter ending September 30, 2020, with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current US GAAP does not provide guidance. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230):Restricted cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the statement of cash flow. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610 20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. The ASU clarifies the guidance on derecognition of nonfinancial assets that was included in ASU 2014-09, Revenue from Contracts with Customers, and includes additional guidance for partial sales of nonfinancial assets. For IBRD, this ASU and ASU 2014-09 will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs.

98    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The ASU requires the shortening of the amortization period of premiums of callable debt securities purchased at a premium. The premium should be amortized to the earliest call date. For securities purchased at a discount, the discount continues to be amortized to maturity. For IBRD, this ASU will be effective beginning from the quarter ending September 30, 2019, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock: The following table provides a summary of the changes in IBRD’s authorized and subscribed shares during the fiscal years ended June 30, 2017 and June 30, 2016:

	Authorized shares	Subscribed shares
As of June 30, 2015	2,307,600	2,095,748
General and Selective Capital Increase (GCI/SCI)	—	86,520
New membership	—	586

As of June 30, 2016	2,307,600	2,182,854
GCI/SCI	—	46,490

As of June 30, 2017	2,307,600	2,229,344

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital during the fiscal years ended June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2015	$252,821	$(237,629)	$15,192
GCI/SCI	10,437	(9,826)	611
New membership	71	(69)	2

As of June 30, 2016	263,329	(247,524)	15,805
GCI/SCI	5,608	(5,304)	304

As of June 30, 2017	$268,937	$(252,828)	$16,109

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

On April 12, 2016, Nauru became the 189th member country of IBRD with subscribed capital of $71 million, of which $2 million was paid-in.

Amounts To Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity at June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
MOV receivable	$(369)	$(348)

Net Deferred MOV (receivable) payable	110	186
Deferred demand obligations	(130)	(130)

Deferred MOV (receivable) payable	$(20)	$56

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    99

NOTE C—INVESTMENTS

As of June 30, 2017, IBRD’s investments include the liquid asset portfolio and, holdings relating to the Advanced Market Commitment for Pneumococcal Vaccines Initiative (AMC), PEBP and PCRF.

The composition of IBRD’s net investment portfolio as of June 30, 2017 and June 30, 2016 was as follows:

In millions of U.S. dollars

Net investment portfolio	June 30, 2017	June 30, 2016
Liquid asset portfolio	$70,061	$50,536
PEBP holdings	1,173	951
AMC holdings	232	153
PCRF holdings	201	120

Total	$71,667	$51,760

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximate fair value. As of June 30, 2017, the majority of Investments is comprised of government and agency obligations, and time deposits (53% and 39%, respectively), with all the instruments being classified as Level 1 and Level 2 within the fair value hierarchy. As of June 30, 2017, Japanese instruments represented the largest holding of a single counterparty, and amounted to 20% of the Investments-Trading. Over 99% of IBRD’s investments were rated A and above, as of June 30, 2017.

The majority of the instruments in the Investment-Trading are denominated in U.S. dollar (USD), Japanese yen (JPY) and euro (EUR) (39%, 21% and 20%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio has an average repricing of 0.16 years, and is predominantly denominated in USD (99%).

A summary of IBRD’s Investments—Trading at June 30, 2017 and June 30, 2016, is as follows:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
Equity securities [a]	$662	$523
Government and agency obligations	38,820	31,255
Time deposits	28,639	14,261
ABS	4,398	5,629
Alternative investments [b]	233	162

Total	$72,752	$51,830

a.	Includes $235 million of investments in comingled funds at NAV, related to PEBP holdings ($162 million—June 30, 2016).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

The following table summarizes the currency composition of IBRD’s Investments-Trading, at June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017		June 30, 2016
Currency	Carrying Value	Average repricing (years)[a]	Carrying Value	Average repricing (years)[a]
Euro	$14,844	0.34	$7,384	0.60
Japanese yen	15,134	0.18	11,469	0.23
U.S. dollar	28,508	0.26	25,006	0.58
Others	14,266	0.46	7,971	0.75

Total	$72,752	0.30	$51,830	0.53

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

100    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
Investments—Trading	$72,752	$51,830
Securities purchased under resale agreements	221	1,692
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(373)	(1,685)

Derivative assets
Currency forward contracts	18,555	9,423
Currency swaps	24,004	16,346
Interest rate swaps	69	116
Swaptions, exchange traded options and futures contracts	2	4
Other [a]	—	*

Total	42,630	25,889

Derivative liabilities
Currency forward contracts	(18,835)	(9,598)
Currency swaps	(24,791)	(16,749)
Interest rate swaps	(84)	(175)
Swaptions, exchange traded options and futures contracts	(3)	(14)
Other [a]	(* )	—

Total	(43,713)	(26,536)

Cash held in investment portfolio [b]	366	1,118
Receivable from investment securities traded	45	42
Payable for investment securities purchased [c]	(261)	(590)

Net investment portfolio	$71,667	$51,760

a.	These relate to TBA securities.
b.	This amount is included in Unrestricted cash under Due from banks on the Balance Sheet.
c.	This amount includes $56 million of liabilities related to PCRF payable which is included in Accounts payable and miscellaneous liabilities on the Balance Sheet ($34 million—June 30, 2016).
*	Indicates amount less than $0.5 million.

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017		June 30, 2016
Currency	Carrying Value	Average repricing (years)[a]	Carrying Value	Average repricing (years)[a]
U.S. dollar	$70,795	0.16	$50,942	0.18
Others	872	0.19	818	0.67

Total	$71,667	0.16	$51,760	0.18

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2017, there were $38 million of short sales included in Payable for investment securities purchased on the Balance Sheet ($549 million—June 30, 2016). These are reported at fair value on a recurring basis.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    101

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$427	$—	$—	$662	[a]
Government and agency obligations	24,236	14,584	—	38,820
Time deposits	2,290	26,349	—	28,639
ABS	—	4,398	—	4,398
Alternative investments[b]	—	—	—	233

Total Investments – Trading	$26,953	$45,331	$—	$72,752

Securities purchased under resale agreements	21	200		221
Derivative assets-Investments
Currency forward contracts	—	18,555	—	18,555
Currency swaps	—	24,004	—	24,004
Interest rate swaps	—	69	—	69
Swaptions, exchange traded options and futures contracts	*	2	—	2
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	42,630	—	42,630

Total	$26,974	$88,161	$—	$115,603

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	$—	$21	$—	$21
Derivative liabilities-Investments
Currency forward contracts	—	18,835	—	18,835
Currency swaps	—	24,791	—	24,791
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	2	—	3
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	1	43,712	—	43,713

Payable for investments securities purchased[e]	38	—	—	38

Total	$39	$43,733	$—	$43,772

a.	Includes $235 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $352 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

102    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$361	$—	$—	$523	[a]
Government and agency obligations	20,898	10,357	—	31,255
Time deposits	2,255	12,006	—	14,261
ABS	—	5,629	—	5,629
Alternative investments[b]	—	—	—	162

Total Investments – Trading	$23,514	$27,992	$—	$51,830

Securities purchased under resale agreements	976	716	—	1,692
Derivative assets-Investments
Currency forward contracts	—	9,423	—	9,423
Currency swaps	—	16,346	—	16,346
Interest rate swaps	—	116	—	116
Swaptions, exchange traded options and futures contracts	*	4	—	4
Other [c]	—	*	—	*

Total Derivative assets-Investments	*	25,889	—	25,889

Total	$24,490	$54,597	$—	$79,411

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$14	$—	$14
Derivative liabilities-Investments
Currency forward contracts	—	9,598	—	9,598
Currency swaps	—	16,749	—	16,749
Interest rate swaps	—	175	—	175
Swaptions, exchange traded options and futures contracts	11	3	—	14
Other[c]	—	—	—	—

Total Derivative liabilities-Investments	11	26,525	—	26,536

Payable for investments securities purchased[e]	549	—	—	549

Total	$560	$26,539	$—	$27,099

a.	Includes $162 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $1,671 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

As of June 30, 2017, and June 30, 2016, there were no transfers within the fair value hierarchy.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    103

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
Collateral received
Cash	$352	$1,671
Securities	1,456	2,175

Total collateral received	$1,808	$3,846

Collateral permitted to be repledged	$1,808	$3,846
Amount of collateral repledged	—	—

As of June 30, 2017, IBRD received total cash collateral of $352 million ($1,671 million—June 30, 2016), of which $124 million ($739 million—June 30, 2016) was invested in highly liquid instruments.

Securities Lending:    IBRD may engage in securities lending and repurchases against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2017, there was no amount which could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2016).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$20	$14	Included under Investments-Trading on the Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$14	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Balance Sheet

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At June 30, 2017, and June 30, 2016 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

104    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	7	—	7

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$—	$21

In millions of U.S. dollars
	June 30, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$—	$—	$—
Equity securities	14	—	14

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$14	$—	$14

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2017, there were no securities which had not settled at that date in securities purchased under resale agreements (Nil—June 30, 2016). For resale agreements IBRD received securities with a fair value of $220 million ($1,694 million—June 30, 2016). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2016).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. IBRD’s loans are reported at amortized cost, with the exception of one loan which was carried and reported at fair value, as of June 30, 2016, because it contained an embedded derivative. The loan was subsequently repaid.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2017, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments.

As of June 30, 2017, 88% of IBRD’s loans carried variable interest rates. IBRD uses derivative contracts to manage the currency risk as well as repricing risk between its loans and borrowings. These derivatives are included under loan derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 1.82% as of June 30, 2017 (1.37%—June 30, 2016). For details regarding derivatives used in the loan portfolio see Note F—Derivative Instruments.

The majority of the loans outstanding are denominated in USD (79%) and EUR (19%).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    105

As of June 30, 2017, only 0.2% of IBRD’s loans were in nonaccrual status and all were related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.9% of the total loan portfolio. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium risk or High risk classes.

A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) at June 30, 2017 and June 30, 2016 is as follows:

In millions of U.S. dollars

	June 30, 2017
	Euro		Japanese yen		U.S. dollars			Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms [a]
Amount	$36	$7	$35	$5	$46	$405		$—		$—	$117	$417	$534
Weighted average rate (%) [c]	2.78	8.24	2.78	8.24	6.09	7.90		—		—	4.09	7.91	7.07
Average Maturity (years)	4.62	—	4.62	—	2.84	—		—		—	3.92	—	0.86
Single currency pool terms
Amount	$—	$—	$—	$—	$—	$—		$—		$—	$—	$—	$—
Weighted average rate (%) [c]	—	—	—	—	—	—		—		—	—	—	—
Average Maturity (years)	—	—	—	—	—	—		—		—	—	—	—
Variable-spread terms
Amount	$—	$21,856	$—	$55	$—	$104,194		$—		$2,436	$—	$128,541	$128,541
Weighted average rate (%) [c]	—	0.30	—	0.71	—	1.96		—		8.98	—	1.81	1.81
Average Maturity (years)	—	10.63	—	4.33	—	9.83		—		10.34	—	9.97	9.97
Fixed-spread terms
Amount	$4,773	$7,706	$9	$199	$15,392	$21,165	[b]	$576		$560	$20,750	$29,630	$50,380
Weighted average rate (%) [c]	3.59	0.57	2.28	0.53	4.07	2.09		7.96		6.46	4.07	1.77	2.72
Average maturity (years)	9.10	9.51	2.78	4.08	6.82	8.60		10.38		9.82	7.44	8.83	8.26

Loans Outstanding
Amount	$4,809	$29,569	$44	$259	$15,438	$125,764		$576		$2,996	$20,867	$158,588	$179,455
Weighted average rate (%) [c]	3.58	0.38	2.68	0.70	4.08	2.00		7.96		8.51	4.07	1.82	2.08
Average Maturity (years)	9.07	10.33	4.25	4.06	6.80	9.59		10.38		10.25	7.42	9.73	9.46

Loans Outstanding													$179,455

Less accumulated provision for loan losses and deferred loan income													2,033

Net loans outstanding													$177,422

In millions of U.S. dollars
	June 30, 2016
	Euro		Japanese yen		U.S. dollars			Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms [a]
Amount	$36	$10	$40	$8	$51	$413		$15		$1	$142	$432	$574
Weighted average rate (%) [c]	2.78	7.96	2.78	7.96	6.23	7.63		3.44		7.96	4.09	7.64	6.76
Average Maturity (years)	5.12	0.17	5.12	0.24	2.98	0.00		2.66		0.58	4.09	0.01	1.02
Single currency pool terms
Amount	$—	$—	$—	$—	$2	$—		$—		$—	$2	$—	$2
Weighted average rate (%) [c]	—	—	—	—	3.79	—		—		—	3.79	—	3.79
Average Maturity (years)	—	—	—	—	0.16	—		—		—	0.16	—	0.16
Variable-spread terms
Amount	$—	$21,053	$—	$69	$—	$95,210		$—		$1,786	$—	$118,118	$118,118
Weighted average rate (%) [c]	—	0.34	—	0.60	—	1.37		—		9.24	—	1.30	1.30
Average Maturity (years)	—	11.27	—	4.68	—	9.89		—		11.24	—	10.15	10.15
Fixed-spread terms
Amount	$4,602	$6,973	$11	$240	$17,013	$20,938	[b]	$603	[d]	$581	$22,229	$28,732	$50,961
Weighted average rate (%) [c]	3.80	0.60	2.28	0.51	4.07	1.51		6.92		3.40	4.09	1.32	2.53
Average maturity (years)	9.61	8.84	3.27	4.62	6.98	8.37		8.15		10.20	7.55	8.49	8.08

Loans Outstanding
Amount	$4,638	$28,036	$51	$317	$17,066	$116,561		$618		$2,368	$22,373	$147,282	$169,655
Weighted average rate (%) [c]	3.79	0.41	2.67	0.73	4.07	1.42		6.83		7.81	4.09	1.33	1.69
Average Maturity (years)	9.58	10.66	4.72	4.52	6.97	9.58		7.96		10.98	7.53	9.80	9.50

Loans Outstanding													$169,655

Less accumulated provision for loan losses and deferred loan income													2,012

Net loans outstanding													$167,643

a.	Variable rates for multilateral loans are based on the weighted average cost of allocated debt.
b.	Includes loans to IFC.
c.	Excludes effects of any waivers of loan interest.
d.	Includes loans at fair value of $123 million.

106    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

The maturity structure of IBRD’s loans at June 30, 2017 and June 30, 2016 is as follows:

In millions of U.S. dollars

	June 30, 2017
Terms/Rate Type	July 1, 2017 through June 30, 2018	July 1, 2018 through June 30, 2022	July 1, 2022 through June 30, 2027	Thereafter	Total
Multicurrency terms
Fixed	$29	$44	$44	$—	$117
Variable	417	—	—	—	417

Single currency pool terms
Fixed	—	—	—	—	—
Variable	—	—	—	—	—

Variable-spread terms
Fixed	—	—	—	—	—
Variable	5,083	25,764	37,183	60,511	128,541

Fixed-spread terms
Fixed	2,926	5,823	5,267	6,734	20,750
Variable	2,274	7,389	8,543	11,424	29,630

All Loans
Fixed	2,955	5,867	5,311	6,734	20,867
Variable	7,774	33,153	45,726	71,935	158,588

Total loans outstanding	$10,729	$39,020	$51,037	$78,669	$179,455

In millions of U.S. dollars

	June 30, 2016
Terms/Rate Type	July 1, 2016 through June 30, 2017		July 1, 2017 through June 30, 2021	July 1, 2021 through June 30, 2026	Thereafter	Total
Multicurrency terms
Fixed	$41		$45	$56	$—	$142
Variable	432		—	—	—	432

Single currency pool terms
Fixed	2		—	—	—	2
Variable	—		—	—	—	—

Variable-spread terms
Fixed	—		—	—	—	—
Variable	4,705		21,164	34,107	58,142	118,118

Fixed-spread terms
Fixed	2,228	[a]	7,506	5,383	7,112	22,229
Variable	2,127		7,920	8,534	10,151	28,732

All Loans
Fixed	2,271		7,551	5,439	7,112	22,373
Variable	7,264		29,084	42,641	68,293	147,282

Total loans outstanding	$9,535		$36,635	$48,080	$75,405	$169,655

a.	Includes loans at fair value of $123 million.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in non accrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    107

The following table provides an aging analysis of the loan portfolio as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017
Days past due	Up to 45		46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low		$—	$—	$—	$—	$—	$—	$22,266	$22,266
Medium		—	—	—	—	—	—	76,008	76,008
High		*	—	—	—	—	*	80,746	80,746

Loans in accrual status [a]		*	—	—	—	—	*	179,020	179,020
Loans in nonaccrual status [a]		—	—	—	—	435	435	—	435
Loan at fair value [b]		—	—	—	—	—	—	—	—

Total	$	*	$—	$—	$—	$435	$435	$179,020	$179,455

In millions of U.S. dollars

	June 30, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,923	$21,923
Medium	—	—	—	—	—	—	75,973	75,973
High	—	—	—	—	—	—	71,192	71,192

Loans in accrual status [a]	—	—	—	—	—	—	169,088	169,088
Loans in nonaccrual status [a]	—	—	—	—	444	444	—	444
Loan at fair value [b]	—	—	—	—	—	—	123	123

Total	$—	$—	$—	$—	$444	$444	$169,211	$169,655

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

108    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015 are summarized below:

In millions of U.S. dollars

	June 30, 2017			June 30, 2016			June 30, 2015
	Loans	Other[a]	Total	Loans	Other[a]	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,571	$79	$1,650	$ 1,554	$39	$1,593	$1,626	$41	$1,667
Provision—charge (release)	2	9	11	17	40	57	(11)	1	(10)
Translation adjustment	9	1	10	*	*	*	(61)	(3)	(64)

Accumulated provision, end of the fiscal year	$1,582	$89	$1,671	$ 1,571	$79	$1,650	$1,554	$39	$1,593

Composed of accumulated provision for losses on:
Loans in accrual status	$1,365			$ 1,349			$1,328
Loans in nonaccrual status	217			222			226

Total	$1,582			$ 1,571			$1,554

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$179,020			$169,088			$156,435
Loans at amortized cost in nonaccrual status	435			444			452
Loan at fair value in accrual status	—			123			125

Total	$179,455			$169,655			$157,012

a.	Provision does not include recoverable asset received under the EEAs for guarantee received (for more details see Guarantees section).

Reported as follows

	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios—Other, net

At June 30, 2017, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2017, and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
Recorded investment in nonaccrual loans[a]	$435	$444
Accumulated provision for loan losses on nonaccrual loans	217	222
Average recorded investment in nonaccrual loans for the fiscal year[b]	440	449
Overdue amounts of nonaccrual loans:	919	896
Principal	435	444
Interest and charges	484	452

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.
b.	For the fiscal year ended June 30, 2015: $457 million.

In millions of U.S. dollars

	2017	2016	2015
Interest revenue not recognized as a result of loans being in nonaccrual status	$35	$35	$35

During the fiscal year ended June 30, 2017 and June 30, 2016 no loans were placed into nonaccrual status or restored to accrual status.

In addition, during the fiscal years ended June 30, 2017, interest revenue recognized on loans in nonaccrual status was $4 million ($4 million—June 30, 2016 and $2 million—June 30, 2015).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    109

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2017 follows:

In millions of U.S. dollars

Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$435	$919	October 2000

Guarantees

Guarantees of $5,687 million were outstanding at June 30, 2017 ($5,220 million—June 30, 2016). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2030.

At June 30, 2017, liabilities related to IBRD’s obligations under guarantees of $402 million ($387 million—June 30, 2016), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $80 million ($62 million—June 30, 2016).

During the fiscal years ended June 30, 2017 and June 30, 2016, no guarantees provided by IBRD were called.

During the fiscal year ended June 30, 2014, IBRD executed an EEA with MIGA for $120 million (see Note H—Transactions with Affiliated Organizations). In addition, on December 15, 2015, IBRD signed and executed two EEAs: one with the African Development Bank for $1,588 million and the other with the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Balance Sheet and Statement of Income as of and for the fiscal years ended June 30, 2017 and June 30, 2016, is presented in the following table:

In millions of U.S. dollars

	June 30, 2017				June 30, 2016
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on Condensed Balance Sheet
Guarantee provided[a,c]	$3,682	$(271)		$(40)	$3,692	$(292)	$(41)	Other liabilities
Guarantee received[b]	(3,683)	271		40	(3,694)	292	42	Other assets

	$(1)	$—	$	*	$(2)	$—	$1

a.      For the fiscal year ended June 30, 2017, Provisions for losses on loans and other exposures, line on the Statement of Income includes $1 million of recoverable asset relating to Guarantee provided ($41 million of provision —June 30,2016).

b.      For the fiscal year ended June 30, 2017, Other, net, line on the Statement of Income includes $3 million of provision relating to Guarantee received ($42 million of Recoverable asset —June 30,2016).

c.       Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $5,687 million, obligations under guarantees of $ 402 million and accumulated provision for guarantee losses of $80 million, respectively ($5,220 million, $387 million and $62 million, respectively—June 30, 2016).

*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars

	2017	2016	2015
Interest waivers	$67	$83	$99
Commitment charge waivers	1	2	4
Front-end fee waivers	12	15	17

Total	$80	$100	$120

110    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2017, loans to one country individually generated in excess of 10 percent of loan revenue; this amounted to $374 million.

The following table presents IBRD’s loan revenue and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	2017		2016
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$4,129	$227	$3,547	$183
East Asia and Pacific	37,792	750	35,569	515
Europe and Central Asia	44,888	523	43,949	434
Latin America and the Caribbean	57,325	1,342	56,303	1,067
Middle East and North Africa	20,621	290	15,870	174
South Asia	14,504	240	14,212	137
Other[a]	196	2	205	1

Total	$179,455	$3,374	$169,655	$2,511

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $725 million from loan related derivatives ($872 million—June 30, 2016). Includes commitment charges of $70 million ($34 million—June 30, 2016).

Fair Value Disclosures

The only loan carried at fair value was classified as Level 3. During the fiscal year ended June 30, 2017, the loan has been repaid. This loan had an embedded derivative and its fair value was estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which was used as a key input to determining the fair value of this loan was not observable. An increase (decrease) in the yield would have resulted in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2017 and June 30, 2016.

In millions of U.S. dollars

	2017	2016
Beginning of the fiscal year	$123	$125
Total realized/unrealized mark-to-market gains (losses) in:
Net income	7	13
Other comprehensive (loss) income	10	(15)
Repayments	(140)	—

End of the fiscal year	$—	$123

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015, as well as where those amounts are included in Statement of Income, is presented in the following table:

In millions of U.S. dollars

Unrealized ma10yrk-to-market gains (losses)	2017	2016	2015
Statement of Income line
Unrealized mark-to-market gains (losses) on Loans, net	$1	$1	$(5)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    111

The table below presents the fair value of all IBRD’s loans, along with their respective carrying amounts as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017		June 30, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$177,422	$181,149	$167,643	$172,577

Valuation Methods and Assumptions

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2017, all loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates CDS spreads for each borrower and reflects the existence of an implicit interest rate floor in the terms of IBRD loans. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. As of June 30, 2016, one loan was reported at fair value and was subsequently repaid. All other loans were carried at amortized cost. IBRD’s loans, including the one loan that was reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of June 30, 2017, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in USD, EUR, Australian dollar (AUD) and Pound Sterling (71%, 8%, 6% and 3%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 1.15% as of June 30, 2017 (0.75% as of June 30, 2016).

The following table summarizes IBRD’s borrowing portfolio after derivatives as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
Borrowings [a]	$205,942	$181,723
Currency swaps, net	1,915	1,279
Interest rate swaps, net	(713)	(4,771)

	$207,144	$178,231

a.	Includes $671 million of unsettled borrowings, representing a non-cash financing activity, for which there is a corresponding receivable included in Other assets on the Condensed Balance Sheet ($455 million—June 30, 2016).

For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017	WAC[a] (%)	June 30, 2016	WAC[a] (%)
Fixed	$168,858	2.09	$150,728	2.27
Variable	35,729	1.78	25,036	1.83

Borrowings [b]	$204,587	2.04%	$175,764	2.20%
Fair Value Adjustment	1,355		5,959

Borrowings at fair value	$205,942		$181,723

a.	WAC refers to weighted average cost.
b.	At amortized cost.

112    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

At June 30, 2017 and June 30, 2016, the currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

	June 30, 2017	June 30, 2016
U.S. Dollar	70.5%	66.0%
Euro	7.8	11.1
Australian dollar	6.3	7.1
Pound Sterling	3.2	3.0
New Zealand dollar	2.9	3.2
Japanese yen	1.6	2.0
Others	7.7	7.6

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2017 and June 30, 2016 was as follows:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
Less than 1 year	$38,936	$34,604
Between
1-2 years	31,272	28,203
2-3 years	36,702	29,585
3-4 years	32,288	20,911
4-5 years	25,221	27,262
Thereafter	41,523	41,158

	$205,942	$181,723

IBRD’s borrowings have original maturities ranging from 3 days to 50 years, with the final maturity in 2066.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2017 and June 30, 2016 is as follows:

In millions of U.S. dollars

	June 30, 2017	June 30, 2016
Level 1	$—	$—
Level 2	203,664	178,932
Level 3	2,278	2,791

	$205,942	$181,723

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	2017	2016
Beginning of the fiscal year	$2,791	$2,406
Total realized/unrealized mark-to-market (gains) losses in:
Net income	139	(113)
Other comprehensive income	(46)	64
Issuances	326	369
Settlements	(277)	(450)
Transfers into (out of), net	(655)	515

End of the fiscal year	$2,278	$2,791

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015, relating to IBRD’s Level 3 borrowings still held at June 30, 2017, June 30, 2016 and June 30, 2015, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized mark-to-market (losses) gains	2017	2016	2015
Statement of Income
Unrealized mark-to-market (losses) gains on Borrowings, net	$(71)	$123	$(178)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    113

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015 relating to IBRD’s borrowings held at June 30, 2017, June 30, 2016 and June 30, 2015, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2017	2016	2015
Statement of Income
Unrealized mark-to-market (losses) gains on Borrowings, net	$4,558	$(1,735)	$292

During the fiscal year ended June 30, 2017, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2017, were unrealized mark-to-market losses of $830 million. During the fiscal year ended June 30, 2016, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2016, were unrealized mark-to-market gains of $1,409 million. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. In the fiscal year ended June 30, 2017, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input. In the fiscal year ended June 30, 2016, the interest rate volatilities were extrapolated and thus are considered an unobservable input for the full term structure (i.e. 6 month to 40 years) for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 1% of IBRD’s Borrowings as of June 30, 2017.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2017	Fair Value at June 30, 2016	Valuation technique	Unobservable input	Range (average), June 30, 2017	Range (average), June 30, 2016

Borrowings	$2,278	$2,791	Discounted Cash Flow	Correlations	-43% to 77% (10%)	-37% to 83% (15%)
				Interest rate volatilities	15% to 36% (29%)	28% to 487% (445%)

The table below provides the details of all inter-level transfers for the fiscal years ended June 30, 2017 and June 30, 2016. Transfers from Level 3 to Level 2 are due to increased price transparency, and vice versa.

In millions of U.S. dollars

	June 30, 2017		June 30, 2016
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$655	$(655)	$19	$(19)
Transfer (out of) into	—	—	(534)	534

	$655	$(655)	$(515)	$515

114    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2017	$205,942	$211,364	$(5,422)
June 30, 2016	$181,723	$180,863	$860

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

IBRD engages in an equity management strategy, which employs interest rate swaps to manage the duration of its equity. As of June 30, 2017, the duration of IBRD’s equity was 3.1 years (4.4 years—June 30, 2016).

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value, with the changes in fair value recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    115

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2017 and June 30, 2016:

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$2	$4	$3	$14

Interest rate swaps	5,216	10,405	5,846	6,791

Currency swaps[a]	144,894	134,079	147,280	134,936
Other[b]	—	*	*	—

Total derivatives	$150,112	$144,488	$153,129	$141,741

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2017	June 30, 2016
Investments—Trading
Interest rate swaps
Notional principal	$7,395	$10,997
Credit exposure	69	116
Currency swaps (including currency forward contracts)
Credit exposure	203	390
Swaptions, exchange traded options and futures contracts[a]
Notional long position	2,728	176
Notional short position	5,276	2,294
Credit exposure	2	4
Other derivatives[b]
Notional long position	28	28
Notional short position	—	—
Credit exposure	—	*
Loans
Interest rate swaps
Notional principal	24,865	25,583
Credit exposure	95	69
Currency swaps
Credit exposure	687	968
Client operations
Interest rate swaps
Notional principal	20,053	22,237
Credit exposure	1,155	1,992
Currency swaps
Credit exposure	1,186	1,749
Borrowings
Interest rate swaps
Notional principal	240,336	217,961
Credit exposure	3,207	5,840
Currency swaps
Credit exposure	5,199	7,890
Other derivatives
Interest rate swaps
Notional principal	153,870	51,938
Credit exposure	690	2,388
Currency swaps
Credit exposure	9	33

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

116    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position as of June 30, 2017 is $6,083 million ($3,385 million—June 30, 2016). IBRD has not posted any collateral with these counterparties due to its triple A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2017, the amount of collateral that would need to be posted would be $2,463 million ($776 million—June 30, 2016). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $6,083 million as of June 30, 2017 ($3,385 million—June 30, 2016). In contrast, IBRD received collateral totaling $1,808 million as of June 30, 2017 ($3,846 million—June 30, 2016) in relation to swap transactions (see Note C—Investments).

The following table provides information on unrealized mark-to-market gains and losses on non-trading derivatives during the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015, and their location on the Statement of Income:

In millions of U.S. dollars

	Statement of Income line	Unrealized mark-to-market (losses) gains
		2017	2016	2015
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]

Interest rate swaps	Loans, Equity management, Borrowings, and Other,net	$(4,116)	$1,974	$(684)

Currency swaps (including currency forward contracts and structured swaps)		(856)	458	454

Total		$(4,972)	$2,432	$(230)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment-trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

Statement of Income line	Unrealized mark-to-market gains (losses) [a]
	2017	2016	2015
Type of instrument
Fixed income (including associated derivatives)	$241	$(20)	$(146)
Equity	50	(11)	4

	$291	$(31)	$(142)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    117

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Balance Sheet as of June 30, 2017 and June 30, 2016. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars

	June 30, 2017
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$21,061	$(15,845)	$5,216	$29,511	$(23,665)	$5,846
Currency swaps[a]	144,894	—	144,894	147,280	—	147,280
Other[b]	2	—	2	5	(2)	3

Total	$165,957	$(15,845)	$150,112	$176,796	$(23,667)	$153,129

Amounts subject to legally enforceable master netting agreements [c]			(146,946)			(146,946)

Net derivative positions at counterparty level before collateral			3,166			6,183

Less:
Cash collateral received[d]			304
Securities collateral received[d]			1,015

Net derivative exposure after collateral			$1,847

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars

	June 30, 2016
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,347	$(11,942)	$10,405	$19,323	$(12,532)	$6,791
Currency swaps[a]	134,079	—	134,079	134,936	—	134,936
Other[b]	4	—	4	16	(2)	14

Total	$156,430	$(11,942)	$144,488	$154,275	$(12,534)	$141,741

Amounts subject to legally enforceable master netting agreements [c]			(138,206)			(138,206)

Net derivative positions at counterparty level before collateral			6,282			3,535

Less:
Cash collateral received[d]			1,646
Securities collateral received[d]			1,543

Net derivative exposure after collateral			$3,093

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

118    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2017 and June 30, 2016 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,555	$—	$18,555
Currency swaps		—	24,004	—	24,004
Interest rate swaps		—	69	—	69
Swaptions, exchange traded options and futures contracts		*	2	—	2
Other[a]		—		—	—

		*	42,630	—	42,630

Loans
Currency swaps		—	4,272	236	4,508
Interest rate swaps		—	95	—	95

		—	4,367	236	4,603

Client operations
Currency swaps		—	21,687	—	21,687
Interest rate swaps		—	1,155	—	1,155

		—	22,842	—	22,842

Borrowings
Currency swaps		—	74,387	1,230	75,617
Interest rate swaps		—	3,169	38	3,207

		—	77,556	1,268	78,824

Others
Currency swaps		—	523	—	523
Interest rate swaps		—	690	—	690

		—	1,213	—	1,213

Total derivative assets	$	*	$148,608	$1,504	$150,112

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,835	$—	$18,835
Currency swaps		—	24,791	—	24,791
Interest rate swaps		—	84	—	84
Swaptions, exchange traded options and futures contracts		1	2	—	3
Other[a]		—	*	—	*

		1	43,712	—	43,713

Loans
Currency swaps		—	3,657	238	3,895
Interest rate swaps		—	1,817	—	1,817

		—	5,474	238	5,712

Client operations
Currency swaps		—	21,679	—	21,679
Interest rate swaps		—	1,161	26	1,187

		—	22,840	26	22,866

Borrowings
Currency swaps		—	76,337	1,195	77,532
Interest rate swaps		—	2,374	120	2,494

		—	78,711	1,315	80,026

Others
Currency swaps		—	548	—	548
Interest rate swaps		—	264	—	264

		—	812	—	812

Total derivative liabilities		$1	$151,549	$1,579	$153,129

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    119

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2016
	Level 1		Level 2	Level 3		Total
Derivative Assets:
Investments
Currency forward contracts	$		$9,423	$		$9,423
Currency swaps		—	16,346		—	16,346
Interest rate swaps		—	116		—	116
Swaptions, exchange traded options and futures contracts		*	4		—	4
Other[a]		—	*		—	*

		*	25,889		—	25,889

Loans
Currency swaps		—	3,919		108	4,027
Interest rate swaps		—	69		—	69

		—	3,988		108	4,096

Client operations
Currency swaps		—	25,581		—	25,581
Interest rate swaps		—	1,992		—	1,992

		—	27,573		—	27,573

Borrowings
Currency swaps		—	76,669		1,456	78,125
Interest rate swaps		—	5,779		61	5,840

		—	82,448		1,517	83,965

Others
Currency swaps		—	577		—	577
Interest rate swaps		—	2,388		—	2,388

		—	2,965		—	2,965

Total derivative assets	$	*	$142,863		$1,625	$144,488

Derivative Liabilities:
Investments
Currency forward contracts		$—	$9,598	$		$9,598
Currency swaps		—	16,749		—	16,749
Interest rate swaps		—	175		—	175
Swaptions, exchange traded options and futures contracts		11	3		—	14
Other[a]		—	—		—	—

		11	26,525		—	26,536

Loans
Currency swaps		—	2,969		94	3,063
Interest rate swaps		—	3,370		—	3,370

		—	6,339		94	6,433

Client operations
Currency swaps		—	25,572		—	25,572
Interest rate swaps		—	2,022		16	2,038

		—	27,594		16	27,610

Borrowings
Currency swaps		—	78,099		1,305	79,404
Interest rate swaps		—	927		142	1,069

		—	79,026		1,447	80,473

Others
Currency swaps		—	550		—	550
Interest rate swaps		—	139		—	139

		—	689		—	689

Total derivative liabilities		$11	$140,173		$1,557	$141,741

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

120    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the fiscal years ended June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017			June 30, 2016
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$165	$(97)	$68	$48	$(16)	$32
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(11)	44	33	(1)	(106)	(107)
Other comprehensive income	(60)	(2)	(62)	96	1	97
Issuances	(1)	(2)	(3)	—	(19)	(19)
Settlements	(17)	3	(14)	(26)	(9)	(35)
Transfers, net	(43)	(54)	(97)	48	52	100

End of the fiscal year	$33	$(108)	$(75)	$165	$(97)	$68

Unrealized mark-to-market gains or losses included in revenue for the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015 relating to IBRD’s Level 3 derivatives, net, still held as at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2017	2016	2015
Statement of Income Location
Unrealized mark-to-market gains (losses) on Loans, Borrowings and Other, net	$8	$(89)	$114

The table below provides the details of all inter-level transfers during the fiscal years ended June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017		June 30, 2016
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$292	$(292)	$—	$—
Transfer (out of) into	—	—	(113)	113

	292	(292)	(113)	113

Derivative liabilities, net
Transfer (into) out of	$(195)	$195	$(4)	$4
Transfer out of (into)	—	—	17	(17)

	(195)	195	13	(13)

Transfers, net	$97	$(97)	$(100)	$100

Transfers from Level 3 to Level 2 are due to increased price transparency, and vice versa.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2017	Fair Value at June 30, 2016	Valuation Technique	Unobservable input	Range (average), June 30, 2017	Range (average), June 30, 2016

Currency swaps, interest rate swaps	(75)	$68	Discounted Cash Flow	Correlations	-43% to 77% (10%)	-37% to 83% (15%)
				Interest rate volatilities	15% to 36% (29%)	28% to 487% (445%)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    121

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal years from June 30, 2014 to June 30, 2017, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve[c]	Pension Reserve	Surplus	Cummulative Fair Value Adjustments	Unallocated Net Income (Loss)[a]	Restricted Retained Earnings[c]	Total
As of June 30, 2014	$293	$26,889	$1,060	$262	$53	$(302)	$32	$28,287

Net income allocation[a]	—	—	(43)	134	(1,030)	937	2	—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(70)	—	80	(10)	—

Net income for the year	—	—	—	—	—	(786)	—	(786)

As of June 30, 2015	293	26,889	1,017	326	(977)	(71)	24	27,501

Net income allocation[a]	—	36	(55)	—	(702)	721	(*)	—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(55)	—	55	—	—

Net income for the year	—	—	—	—	—	495	—	495

As of June 30, 2016	293	26,925	962	271	(1,679)	1,200	24	27,996

Net income allocation[a]	—	96	(24)	—	631	(703)	*	—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	—	—	—	—	—

Net income for the year	—	—	—	—	—	(237)	—	(237)

As of June 30, 2017	$293	$27,021	$938	$271	$(1,048)	$260	$24	$27,759

a.	Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.
*	Indicates amount less than $0.5 million.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 4, 2016, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2016, to arrive at allocable income for that fiscal year:

•	$631 million increase in the Cumulative Fair Value Adjustments, for the Unrealized mark-to-market losses on non-trading portfolios (this excludes realized amounts).

•

Add back $705 million related to Board of Governors-approved transfers approved in the fiscal year ended June 30, 2016, to reported Net Income to arrive at allocable income. These transfers relate to income earned in prior fiscal years.

•	$96 million increase in the General Reserve.

•	$24 million decrease in the Pension Reserve.

On October 7, 2016, IBRD’s Board of Governors approved an immediate transfer to IDA of $497 million out of the net income earned in the fiscal year ended June 30, 2016. The transfer to IDA was made on October 14, 2016.

122    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Transfers approved during the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015, are included in the following table.

In millions of U.S. dollars

Transfers funded from:	2017	2016	2015
Unallocated Net Income:
IDA	$497	$650	$635

Restricted Retained Earnings:
IDA	—	—	10

Surplus:
Trust fund for Gaza and West Bank	—	55	55
Global Infrastructure Facility	—	—	15

	—	55	70

Total	$497	$705	$715

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2017, and at June 30, 2016.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

At June 30, 2017 and June 30, 2016, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars

	June 30, 2017				June 30, 2016
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Loans	$—	$196	$—	$196	$—	$205	$—	$205
Administrative Services	368	53	12	433	397	59	5	461
Derivative Transactions[a]
Receivable	6,559	—	—	6,559	7,942	—	—	7,942
Payable	(6,717)	—	—	(6,717)	(8,214)	—	—	(8,214)
Pension and Other Postretirement Benefits	(695)	(289)	(11)	(995)	(821)	(226)	(9)	(1,056)
Investments	—	(56)	—	(56)	—	(34)	—	(34)

	$(485)	$(96)	$1	$(580)	$(696)	$4	$(4)	$(696)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables (payables) balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other Assets – Miscellaneous
Receivables (payables) for derivative transactions	Derivative Assets/Liabilities – Client operations
Payable for pension and other postretirement benefits	Other Liabilities—Accounts payable and miscellaneous liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Loans and other exposures

On July 5, 2012, the Executive Directors approved for IBRD to lend up to $197 million to IFC. At June 30, 2017, the balance of this loan was $196 million ($196 million—June 30, 2016). The loan is at LIBOR minus 25 basis points (1.17% as of June 30, 2017) and is not eligible for interest waivers.

In addition, IBRD had a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2017, this loan has been repaid ($9 million—June 30, 2016) This loan carried a fixed interest rate of 3.96% and was not eligible for interest waivers.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    123

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2017, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($3 million—June 30, 2016), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($3 million—June 30, 2016). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2016).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the fiscal year ended June 30, 2017, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,746 million ($1,425 million—fiscal year ended June 30, 2016, and $1,542 million—fiscal year ended June 30, 2015).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing ratio. Amounts are settled quarterly. For the fiscal year ended June 30, 2017, IBRD’s other revenue is net of revenue allocated to IDA of $247 million ($229 million—fiscal year ended June 30, 2016, and $248 million—fiscal year ended June 30, 2015).

For the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Statement of Income, as follows:

In millions of U.S. dollars

	2017	2016	2015
Fees charged to IFC	$68	$72	$73
Fees charged to MIGA	5	5	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in

Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

124    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds during the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	2017	2016	2015
IBRD-executed trust fund expenses	$542	$515	$437

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities in the Statement of Income. Administrative expenses primarily relate to staff costs, travel and consutant fees.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	2017	2016
IBRD-executed trust funds	$608	$634

These amounts are included in Other Assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

During the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015, IBRD’s revenues for the administration of trust fund operations were as follows:

In millions of U.S. dollars

	2017	2016	2015
Revenues	$47	$51	$52

These amounts are included in Revenue from externally funded activities on the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $64 million at June 30, 2017 ($69 million—June 30, 2016) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

During the fiscal year ended June 30, 2017, the fee revenue from all of these investment management activities in the amount of $27 million ($27 million—June 30, 2016 and $27 million—June 30, 2015) is included in Revenue from externally funded activities on the Statement of Income.

Other Services

Donors to AMC have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

125    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

As of June 30, 2017, investments and receivables from donors relating to AMC had a net carrying value of $309 million ($316 million—June 30, 2016). Amounts relating to investments totaled $232 million ($153 million—as of June 30, 2016) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets—Miscellaneous. The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee revenue recognized from these arrangements in the amount of $1 million ($2 million—June 30, 2016 and $2 million—June 30, 2015) is included in Other non interest revenue. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in IBRD’s obligations under guarantees (Note D—Loans and Other Exposures).

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in an SRP, a Retired Staff Benefits Plan and Trust (RSBP) and a PEBP that cover substantially all of their staff members, retirees and beneficiaries.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

As of June 30, 2017, the SRP and RSBP were underfunded by $985 million and $346 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($873 million), was underfunded by $719 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Benefit Cost
Service cost	$472	$393	$388	$130	$105	$112	$74	$59	$49
Interest cost	604	662	645	108	112	121	51	49	45
Expected return on plan assets	(857)	(933)	(923)	(131)	(139)	(133)	—	—	—
Amortization of unrecognized prior service costs[a]	4	4	5	17	16	15	3	3	3
Amortization of unrecognized net actuarial losses[a]	260	75	106	24	—	27	61	40	45

Net periodic pension cost[b]	$483	$201	$221	$148	$94	$142	$189	$151	$142

of which:
IBRD’s share[b]	$232	$104	$108	$71	$49	$70	$91	$78	$70
IDA’s share	$251	$97	$113	$77	$45	$72	$98	$73	$72

a.	Included in Amounts reclassified into net income in Note K—Comprehensive Income.
b.	Included in Pension expenses in the Statement of Income.

IBRD’s share of benefit costs is included in Pension expenses on the Statement of Income. IDA’s share of benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

126    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2017, and June 30, 2016. The SRP and RSBP assets are held in separate irrevocable trusts and the PEBP assets are included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2017	2016	2017	2016	2017	2016
Projected Benefit Obligation
Beginning of year	$18,036	$15,869	$3,009	$2,535	$1,474	$1,140
Service cost	472	393	130	105	74	59
Interest cost	604	662	108	112	51	49
Participants contributions	147	129	24	22	13	11
Federal subsidy received	n.a.	n.a.	*	1	n.a.	n.a.
Plan amendments	—	—	—	24	—	—
Benefits paid	(637)	(630)	(87)	(80)	(37)	(34)
Actuarial loss (gain)	(881)	1,613	(245)	290	17	249

End of year	17,741	18,036	2,939	3,009	1,592	1,474

Fair value of plan assets
Beginning of year	15,235	15,236	2,297	2,236
Participant contribution	147	129	24	22
Actual return on assets	1,795	289	282	42
Employer contributions	216	211	77	77
Benefits paid	(637)	(630)	(87)	(80)

End of year	16,756	15,235	2,593	2,297

Funded Status [a]	$(985)	$(2,801)	$(346)	$(712)	$(1,592)	$(1,474)

Accumulated Benefit Obligations	$16,404	$16,552	$2,939	$3,009	$1,369	$1,262

a.	Negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet.
*	Indicates amount less than $0.5 million.

During the fiscal year ended June 30, 2017, there were no amendments made to the retirement benefit plans.

During the fiscal year ended June 30, 2016, IBRD amended the plan to reflect the increase of the mandatory retirement age from 62 to 67 for the life insurance benefits. The effect of this change was a $24 million increase to the projected benefit obligation at June 30, 2016.

The following tables present the amounts included in Accumulated Other Comprehensive Loss relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2017

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,460	$147	$650	$3,257
Prior service cost	24	112	24	160

Net amount recognized in Accumulated Other Comprehensive Loss	$2,484	$259	$674	$3,417

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2016

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$4,540	$566	$694	$5,800
Prior service cost	28	130	26	184

Net amount recognized in Accumulated Other Comprehensive Loss	$4,568	$696	$720	$5,984

The estimated amounts that will be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost in the fiscal year ending June 30, 2018 are as follows:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$76	$—	$58	$134
Prior service cost	4	17	3	24

Net amount recognized in Accumulated Other Comprehensive Loss	$80	$17	$61	$158

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    127

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015:

Weighted average assumptions used to determine projected benefit obligations

In percent, except years

	SRP			RSBP			PEBP
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Discount rate	3.70	3.40	4.30	3.90	3.60	4.50	3.80	3.50	4.40
Rate of compensation increase	5.20	5.30	5.40				5.20	5.30	5.40
Health care growth rates -at end of fiscal year				5.50	5.30	4.90
Ultimate health care growth rate				4.00	4.00	4.10
Year in which ultimate rate is reached				2030	2030	2030

Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Discount rate	3.40	4.30	4.20	3.60	4.50	4.40	3.50	4.40	4.30
Expected return on plan assets	5.70	6.20	6.30	5.70	6.20	6.30
Rate of compensation increase	5.30	5.40	5.40				5.30	5.40	5.40
Health care growth rates -at end of fiscal year				5.30	4.90	5.30
Ultimate health care growth rate				4.00	4.10	4.10
Year in which ultimate rate is reached				2030	2030	2022

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$82	$(56)
Effect on postretirement benefit obligation	$751	$(541)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

128    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans.

The following table presents the policy asset allocation at June 30, 2017 and the actual asset allocation at June 30, 2017 and June 30, 2016 by asset category for the SRP and RSBP:

In percent

	SRP			RSBP
	Policy allocation 2017 (%)	Actual Allocation (%)		Policy allocation 2017 (%)	Actual Allocation (%)
		2017	2016		2017	2016
Asset class
Fixed income and Cash	26	19	20	26	21	22
Public equity	33	35	34	33	34	34
Private equity	20	17	17	20	19	19
Market neutral hedge funds	8	11	11	8	10	10
Real assets[a]	13	14	14	13	12	12
Other[b]	—	4	4	—	4	3

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure and timber.
b.	Includes investments that are outside the policy allocations such as directional hedge funds and long-term private debt funds.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2017, the largest exposure to a single counterparty was 6% and 5% of the plan assets in SRP and RSBP, respectively.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    129

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2017 and June 30, 2016:

In millions of U.S. dollars

	June 30, 2017
	SRP					RSBP
	Level 1	Level 2	Level 3		Total	Level 1	Level 2	Level 3		Total
Debt securities
Time depositis	$11	$—	$		$11	$11	$—	$		$11
Securities purchased under resale agreements	144	—		—	144	37	—		—	37
Government and agency securities	1,901	463		—	2,364	335	103		—	438
Corporate and convertible bonds	—	337		—	337	—	53		—	53
ABS	—	178		—	178	—	27		—	27
Mortgage backed securities	—	230		—	230	—	34		—	34

Total debt securities	2,056	1,208		—	3,264	383	217		—	600

Equity securities
Stocks	3,671	—		—	3,671	504	—		—	504
Mutual funds	93	—		—	93	16	—		—	16
Real estate investment trusts (REITs)	379	—		—	379	52	—		—	52

Total equity securities	4,143	—		—	4,143	572	—		—	572

Other funds at NAV [a]
Commingled funds	—	—		—	2,045	—	—		—	325
Private equity	—	—		—	3,491	—	—		—	588
Real estate (including infrastructure and timber)	—	—		—	1,903	—	—		—	265
Hedge funds	—	—		—	1,890	—	—		—	263

Total other funds	—	—		—	9,329	—	—		—	1,441

Derivative assets/liabilities	1	(7)		—	(6)	*	(1)		—	(1)
Other assets/liabilities, net [b]	—	—		—	26	—	—		—	(19)

Total assets	$6,200	$1,201		$—	$16,756	$955	$216		$—	$2,593

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	June 30, 2016
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time depositis	$8	$—	$—	$8	$1	$—	$—	$1
Securities purchased under resale agreements	220	—	—	220	35	—	—	35
Government and agency securities	1,793	473	—	2,266	328	83	—	411
Corporate and convertible bonds	—	264	—	264	—	42	—	42
ABS	—	118	—	118	—	17	—	17
Mortgage backed securities	—	230	—	230	—	33	—	33

Total debt securities	2,021	1,085	—	3,106	364	175	—	539

Equity securities
Stocks	3,199	—	—	3,199	433	—	—	433
Mutual funds	240	—	—	240	35	—	—	35
Real estate investment trusts (REITs)	424	—	—	424	53	—	—	53

Total equity securities	3,863	—	—	3,863	521	—	—	521

Other funds at NAV [a]
Commingled funds	—	—	—	1,678	—	—	—	265
Private equity	—	—	—	2,975	—	—	—	487
Real estate (including infrastructure and timber)	—	—	—	1,792	—	—	—	233
Hedge funds	—	—	—	1,815	—	—	—	252

Total other funds	—	—	—	8,260	—	—	—	1,237

Derivative assets/liabilities	1	4	—	5	—	1	—	1
Other assets/liabilities, net [b]	—	—	—	1	—	—	—	(1)

Total assets	$5,885	$1,089	$—	$15,235	$885	$176	$—	$2,297

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

130    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    131

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2017:

In millions of U.S. dollars

	SRP	RSBP	PEBP
July 1, 2017 - June 30, 2018	$794	$66	$54
July 1, 2018 - June 30, 2019	828	72	58
July 1, 2019 - June 30, 2020	857	79	61
July 1, 2020 - June 30, 2021	886	86	65
July 1, 2021 - June 30, 2022	917	93	69
July 1, 2022 - June 30, 2027	5,077	572	415

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2017 is $216 million and $65 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

132    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) for the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015:

In millions of U.S. dollars

	2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$181	$—		$181	$46
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(507)	—	2	[b]	2	(505)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	2,198	345	[c]	2,543	(3,257)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	24	[c]	24	(160)

Total Accumulated Other Comprehensive Loss	$(6,126)	$2,379	$371		$2,750	$(3,376)

In millions of U.S. dollars

	2016
	Balance, beginning of the fiscal year		Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$	*	$(135)	$—		$(135)	$(135)
Cumulative Effect of Change in Accounting Principle [a]		500	—	—		—	500
Reclassification[a]		(509)	—	2	[b]	2	(507)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans		(3,022)	(2,893)	115	[c]	(2,778)	(5,800)
Unrecognized Prior Service (Costs) Credits on Benefit Plans		(182)	(25)	23	[c]	(2)	(184)

Total Accumulated Other Comprehensive Loss		$(3,213)	$(3,053)	$140		$(2,913)	$(6,126)

In millions of U.S. dollars

	2015
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$1,016	$(1,016)	$—		$(1,016)	$	*
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—		500
Reclassification[a]	(511)	—	2	[b]	2		(509)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	662	178	[c]	840		(3,022)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(205)	—	23	[c]	23		(182)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(354)	$203		$(151)		$(3,213)

a.	The Cumulative effect of change in accounting principle and the subsequent reclassification of this amount to net income, relate to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Statement of Income.
c.	See Note J—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    133

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2017 and June 30, 2016.

In millions of U.S. dollars

	June 30, 2017			June 30, 2016
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$683	$683		$1,284	$1,284
Investments-Trading (including Securities purchased under resale agreements)	72,973	72,973		53,522	53,522
Net loans outstanding	177,422	181,149		167,643	172,577
Derivative assets
Investments	42,630	42,630		25,889	25,889
Loans	4,603	4,603		4,096	4,096
Client operations	22,842	22,842		27,573	27,573
Borrowings	78,824	78,824		83,965	83,965
Others	1,213	1,213		2,965	2,965
Liabilities
Borrowings	205,942	205,955	[a]	181,723	181,736	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	373	373		1,685	1,685
Derivative liabilities
Investments	43,713	43,713		26,536	26,536
Loans	5,712	5,712		6,433	6,433
Client operations	22,866	22,866		27,610	27,610
Borrowings	80,026	80,026		80,473	80,473
Others	812	812		689	689

a.	Includes $13 million ($13 million—June 30, 2016) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of June 30, 2017 and June 30, 2016, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note A—Summary of Significant Accounting and Related Policies.

For additional fair value disclosures regarding Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings, and Note F—Derivative Instruments, respectively.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value.

134    IBRD FINANCIAL STATEMENTS: JUNE 30, 2017

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the unrealized mark-to-market gains or losses on the Investments-Trading portfolio and non-trading portfolios, net, for the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015.

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$152	$139	$291

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	1,529	1,529 [b]
Equity management, net	—	(1,701)	(1,701)
Borrowings, including derivatives—Notes E and F	6	(254)	(248)[c]
Other assets/liabilities derivatives	—	(5)	(5)
Client operations derivatives	—	12	12

Total	$6	$(419)	$(413)

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2016
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$122	$(153)	$(31)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	(1,234)	(1,234)[b]
Equity management, net	39	1,418	1,457
Borrowings, including derivatives—Notes E and F	28	479	507 [c]
Other assets/liabilities derivatives	—	(4)	(4)
Client operations derivatives	—	(28)	(28)

Total	$67	$631	$698

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2015
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$(50)	$(92)	$(142)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	(1)	(41)	(42)[b]
Equity management, net	750	(659)	91
Borrowings, including derivatives—Notes E and F	10	14	24 [c]
Other assets/liabilities derivatives	—	(*)	(*)
Client operations derivatives	—	(16)	(16)

Total	$759	$(702)	$57

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.	Includes $1,528 million of unrealized mark-to-market gains related to derivatives associated with loans (unrealized mark-to-market losses of $1,235 million—June 30, 2016; $37 million—June 30, 2015).
c.	Includes $4,806 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market gains of $2,242 million—June 30, 2016 and unrealized mark-to-market losses of $268 million—June 30, 2015).
*	Indicates amount less than $0.5 million.

NOTE M—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s Management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2017, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2017    135

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 1 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010357157	USD	12,100,000.00	12,100,000.00	4/3/2017	4/3/2017	4/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010357159	USD	10,000,000.00	10,000,000.00	4/3/2017	4/3/2017	4/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010357160	USD	5,125,000.00	5,125,000.00	4/3/2017	4/3/2017	5/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010357291	USD	25,000,000.00	25,000,000.00	4/4/2017	4/4/2017	5/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS2MAY17	0010357292	USD	20,000,000.00	20,000,000.00	4/4/2017	4/4/2017	5/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357341	USD	10,000,000.00	10,000,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS3MAY17	0010357344	USD	6,900,000.00	6,900,000.00	4/5/2017	4/5/2017	5/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357348	USD	14,825,000.00	14,825,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357349	USD	98,000,000.00	98,000,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357351	USD	6,600,000.00	6,600,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS5JUN17	0010357418	USD	1,000,000.00	1,000,000.00	4/6/2017	4/6/2017	6/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010357425	USD	3,500,000.00	3,500,000.00	4/6/2017	4/6/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010357430	USD	125,000,000.00	125,000,000.00	4/6/2017	4/6/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS19APR17	0010357497	USD	150,000,000.00	150,000,000.00	4/7/2017	4/7/2017	4/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010357500	USD	1,000,000.00	1,000,000.00	4/7/2017	4/7/2017	6/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010357529	USD	5,700,000.00	5,700,000.00	4/7/2017	4/7/2017	4/10/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 2 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010357525	USD	2,000,000.00	2,000,000.00	4/7/2017	4/10/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010357526	USD	3,000,000.00	3,000,000.00	4/7/2017	4/10/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010357821	USD	24,000,000.00	24,000,000.00	4/10/2017	4/10/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS10MAY17	0010357828	USD	9,100,000.00	9,100,000.00	4/10/2017	4/10/2017	5/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010357862	USD	250,000,000.00	250,000,000.00	4/11/2017	4/11/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS12APR17	0010357888	USD	37,200,000.00	37,200,000.00	4/11/2017	4/11/2017	4/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010357863	USD	250,000,000.00	250,000,000.00	4/11/2017	4/12/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS11MAY17	0010357889	USD	2,000,000.00	2,000,000.00	4/11/2017	4/12/2017	5/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010357898	USD	7,500,000.00	7,500,000.00	4/12/2017	4/12/2017	8/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010357902	USD	14,100,000.00	14,100,000.00	4/12/2017	4/12/2017	4/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010357905	USD	250,000,000.00	250,000,000.00	4/12/2017	4/12/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010357907	USD	100,000,000.00	100,000,000.00	4/12/2017	4/12/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010357906	USD	250,000,000.00	250,000,000.00	4/12/2017	4/13/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010357926	USD	25,000,000.00	25,000,000.00	4/13/2017	4/13/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010357940	USD	200,000,000.00	200,000,000.00	4/13/2017	4/13/2017	4/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS3AUG17	0010357942	USD	16,000,000.00	16,000,000.00	4/13/2017	4/13/2017	8/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010357943	USD	250,000,000.00	250,000,000.00	4/13/2017	4/13/2017	6/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010357948	USD	250,000,000.00	250,000,000.00	4/13/2017	4/13/2017	6/9/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 3 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010357977	USD	50,000,000.00	50,000,000.00	4/13/2017	4/13/2017	4/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010357937	USD	100,000,000.00	100,000,000.00	4/13/2017	4/17/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010357938	USD	75,000,000.00	75,000,000.00	4/13/2017	4/17/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010358096	USD	250,000,000.00	250,000,000.00	4/17/2017	4/17/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358097	USD	250,000,000.00	250,000,000.00	4/17/2017	4/17/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUN17	0010358098	USD	200,000,000.00	200,000,000.00	4/17/2017	4/17/2017	6/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010358124	USD	100,000,000.00	100,000,000.00	4/17/2017	4/17/2017	10/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS2JUN17	0010358125	USD	125,000,000.00	125,000,000.00	4/17/2017	4/17/2017	6/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358142	USD	5,000,000.00	5,000,000.00	4/17/2017	4/17/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUN17	0010358109	USD	250,000,000.00	250,000,000.00	4/17/2017	4/18/2017	6/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358143	USD	50,000,000.00	50,000,000.00	4/17/2017	4/18/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010358144	USD	5,000,000.00	5,000,000.00	4/17/2017	4/18/2017	7/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358145	USD	5,000,000.00	5,000,000.00	4/17/2017	4/18/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010358146	USD	5,000,000.00	5,000,000.00	4/17/2017	4/18/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358227	USD	25,000,000.00	25,000,000.00	4/18/2017	4/18/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358229	USD	50,000,000.00	50,000,000.00	4/18/2017	4/18/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358231	USD	30,000,000.00	30,000,000.00	4/18/2017	4/18/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358232	USD	50,000,000.00	50,000,000.00	4/18/2017	4/18/2017	5/31/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 4 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13JUN17	0010358237	USD	75,000,000.00	75,000,000.00	4/18/2017	4/18/2017	6/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010358239	USD	100,000,000.00	100,000,000.00	4/18/2017	4/18/2017	10/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS18MAY17	0010358240	USD	750,000.00	750,000.00	4/18/2017	4/18/2017	5/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358241	USD	63,500,000.00	63,500,000.00	4/18/2017	4/18/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS16MAY17	0010358244	USD	2,800,000.00	2,800,000.00	4/18/2017	4/18/2017	5/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS16MAY17	0010358245	USD	4,000,000.00	4,000,000.00	4/18/2017	4/18/2017	5/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358228	USD	150,000,000.00	150,000,000.00	4/18/2017	4/19/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUN17	0010358230	USD	100,000,000.00	100,000,000.00	4/18/2017	4/19/2017	6/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358238	USD	150,000,000.00	150,000,000.00	4/18/2017	4/19/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358246	USD	145,011,000.00	145,011,000.00	4/18/2017	4/19/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010358275	USD	100,000,000.00	100,000,000.00	4/19/2017	4/19/2017	6/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010358276	USD	50,000,000.00	50,000,000.00	4/19/2017	4/19/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS19SEP17	0010358277	USD	20,000,000.00	20,000,000.00	4/19/2017	4/19/2017	9/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010358278	USD	50,000,000.00	50,000,000.00	4/19/2017	4/19/2017	6/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS2JUN17	0010358280	USD	16,431,000.00	16,431,000.00	4/19/2017	4/19/2017	6/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010358283	USD	2,996,000.00	2,996,000.00	4/19/2017	4/19/2017	10/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358299	USD	250,000,000.00	250,000,000.00	4/20/2017	4/20/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS19MAY17	0010358308	USD	50,000,000.00	50,000,000.00	4/20/2017	4/20/2017	5/19/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 5 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358319	USD	50,000,000.00	50,000,000.00	4/20/2017	4/20/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010358320	USD	10,000,000.00	10,000,000.00	4/20/2017	4/20/2017	8/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010358322	USD	50,000,000.00	50,000,000.00	4/20/2017	4/20/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358323	USD	50,000,000.00	50,000,000.00	4/20/2017	4/20/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010358324	USD	100,000,000.00	100,000,000.00	4/20/2017	4/20/2017	7/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010358326	USD	50,000,000.00	50,000,000.00	4/20/2017	4/20/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010358328	USD	9,900,000.00	9,900,000.00	4/20/2017	4/20/2017	7/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS21AUG17	0010358329	USD	15,000,000.00	15,000,000.00	4/20/2017	4/20/2017	8/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010358330	USD	100,000,000.00	100,000,000.00	4/20/2017	4/20/2017	6/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010358331	USD	100,000,000.00	100,000,000.00	4/20/2017	4/20/2017	10/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358333	USD	10,000,000.00	10,000,000.00	4/20/2017	4/20/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010358279	USD	200,000,000.00	200,000,000.00	4/19/2017	4/21/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358300	USD	250,000,000.00	250,000,000.00	4/20/2017	4/21/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUL17	0010358316	USD	250,000,000.00	250,000,000.00	4/20/2017	4/21/2017	7/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358327	USD	23,000,000.00	23,000,000.00	4/20/2017	4/21/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010358359	USD	50,000,000.00	50,000,000.00	4/21/2017	4/21/2017	7/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010358369	USD	50,000,000.00	50,000,000.00	4/24/2017	4/24/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010358370	USD	30,000,000.00	30,000,000.00	4/24/2017	4/24/2017	6/23/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 6 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2MAY17	0010358375	USD	300,000,000.00	300,000,000.00	4/24/2017	4/24/2017	5/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010358377	USD	100,000,000.00	100,000,000.00	4/24/2017	4/24/2017	8/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010358379	USD	100,000,000.00	100,000,000.00	4/24/2017	4/24/2017	7/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010358373	USD	7,520,000.00	7,520,000.00	4/24/2017	4/25/2017	8/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010358389	USD	200,000,000.00	200,000,000.00	4/25/2017	4/25/2017	8/25/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010358390	USD	6,546,000.00	6,546,000.00	4/25/2017	4/25/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010358392	USD	30,039,000.00	30,039,000.00	4/25/2017	4/25/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS9MAY17	0010358393	USD	150,000,000.00	150,000,000.00	4/25/2017	4/25/2017	5/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010358394	USD	200,000,000.00	200,000,000.00	4/25/2017	4/25/2017	8/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS9MAY17	0010358397	USD	50,000,000.00	50,000,000.00	4/25/2017	4/25/2017	5/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010358398	USD	45,000,000.00	45,000,000.00	4/25/2017	4/25/2017	4/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010358399	USD	25,000,000.00	25,000,000.00	4/25/2017	4/25/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010358403	USD	23,935,000.00	23,935,000.00	4/25/2017	4/25/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010358388	USD	7,075,000.00	7,075,000.00	4/25/2017	4/26/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358416	USD	25,000,000.00	25,000,000.00	4/26/2017	4/26/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS23MAY17	0010358417	USD	75,000,000.00	75,000,000.00	4/26/2017	4/26/2017	5/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358418	USD	50,000,000.00	50,000,000.00	4/26/2017	4/26/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010358419	USD	70,000,000.00	70,000,000.00	4/26/2017	4/26/2017	7/7/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 7 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2MAY17	0010358374	USD	300,000,000.00	300,000,000.00	4/24/2017	4/27/2017	5/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS28AUG17	0010358450	USD	10,000,000.00	10,000,000.00	4/27/2017	4/27/2017	8/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010358454	USD	13,402,000.00	13,402,000.00	4/27/2017	4/27/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS4MAY17	0010358455	USD	10,000,000.00	10,000,000.00	4/27/2017	4/27/2017	5/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358402	USD	45,000,000.00	45,000,000.00	4/25/2017	4/28/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010358421	USD	5,000,000.00	5,000,000.00	4/26/2017	4/28/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358422	USD	5,000,000.00	5,000,000.00	4/26/2017	4/28/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010358423	USD	5,000,000.00	5,000,000.00	4/26/2017	4/28/2017	7/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010358452	USD	50,000,000.00	50,000,000.00	4/27/2017	4/28/2017	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358787	USD	50,000,000.00	50,000,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010358788	USD	10,000,000.00	10,000,000.00	5/1/2017	5/1/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358789	USD	50,000,000.00	50,000,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010358790	USD	5,000,000.00	5,000,000.00	5/1/2017	5/1/2017	7/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358795	USD	19,745,000.00	19,745,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358797	USD	988,000.00	988,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010358791	USD	25,000,000.00	25,000,000.00	5/1/2017	5/2/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010358792	USD	100,000,000.00	100,000,000.00	5/1/2017	5/2/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358850	USD	8,800,000.00	8,800,000.00	5/2/2017	5/2/2017	6/16/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 8 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010358851	USD	4,660,000.00	4,660,000.00	5/2/2017	5/2/2017	6/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010358853	USD	25,000,000.00	25,000,000.00	5/2/2017	5/2/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS23MAY17	0010358854	USD	59,900,000.00	59,900,000.00	5/2/2017	5/2/2017	5/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358855	USD	4,800,000.00	4,800,000.00	5/2/2017	5/2/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358859	USD	2,000,000.00	2,000,000.00	5/2/2017	5/2/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358861	USD	100,000,000.00	100,000,000.00	5/2/2017	5/2/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358862	USD	56,500,000.00	56,500,000.00	5/2/2017	5/2/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358874	USD	32,000,000.00	32,000,000.00	5/2/2017	5/2/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUN17	0010358860	USD	200,000,000.00	200,000,000.00	5/2/2017	5/3/2017	6/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010358863	USD	300,000,000.00	300,000,000.00	5/2/2017	5/3/2017	10/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS2JUN17	0010358872	USD	20,000,000.00	20,000,000.00	5/2/2017	5/3/2017	6/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358909	USD	25,000,000.00	25,000,000.00	5/3/2017	5/3/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010358910	USD	25,000,000.00	25,000,000.00	5/3/2017	5/3/2017	7/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358911	USD	40,000,000.00	40,000,000.00	5/3/2017	5/3/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358912	USD	50,000,000.00	50,000,000.00	5/3/2017	5/3/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358913	USD	50,891,000.00	50,891,000.00	5/3/2017	5/3/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358914	USD	50,000,000.00	50,000,000.00	5/3/2017	5/3/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358915	USD	40,000,000.00	40,000,000.00	5/3/2017	5/3/2017	6/1/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 9 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30MAY17	0010358940	USD	7,500,000.00	7,500,000.00	5/3/2017	5/3/2017	5/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUN17	0010358961	USD	25,000,000.00	25,000,000.00	5/3/2017	5/3/2017	6/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358993	USD	547,000.00	547,000.00	5/4/2017	5/4/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010358994	USD	3,580,000.00	3,580,000.00	5/4/2017	5/4/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358995	USD	33,000,000.00	33,000,000.00	5/4/2017	5/4/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010359007	USD	13,470,000.00	13,470,000.00	5/4/2017	5/4/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010359008	USD	10,000,000.00	10,000,000.00	5/4/2017	5/4/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS25MAY17	0010359009	USD	10,000,000.00	10,000,000.00	5/4/2017	5/4/2017	5/25/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010359010	USD	6,018,000.00	6,018,000.00	5/4/2017	5/4/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010359013	USD	437,000.00	437,000.00	5/4/2017	5/4/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010359057	USD	100,000,000.00	100,000,000.00	5/4/2017	5/4/2017	5/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010359073	USD	10,000,000.00	10,000,000.00	5/4/2017	5/4/2017	5/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS22MAY17	0010359330	USD	122,000,000.00	122,000,000.00	5/5/2017	5/5/2017	5/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010359332	USD	2,000,000.00	2,000,000.00	5/5/2017	5/5/2017	7/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010359333	USD	50,000,000.00	50,000,000.00	5/5/2017	5/5/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010359342	USD	5,000,000.00	5,000,000.00	5/8/2017	5/8/2017	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010359343	USD	64,000,000.00	64,000,000.00	5/8/2017	5/8/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010359370	USD	28,000,000.00	28,000,000.00	5/8/2017	5/8/2017	6/6/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 10 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010359381	USD	100,000,000.00	100,000,000.00	5/8/2017	5/8/2017	7/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010359524	USD	130,000,000.00	130,000,000.00	5/9/2017	5/9/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010359557	USD	2,000,000.00	2,000,000.00	5/10/2017	5/10/2017	7/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010359606	USD	18,000,000.00	18,000,000.00	5/10/2017	5/10/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS11MAY17	0010359607	USD	95,000,000.00	95,000,000.00	5/10/2017	5/10/2017	5/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS11MAY17	0010359608	USD	2,500,000.00	2,500,000.00	5/10/2017	5/10/2017	5/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010359623	USD	14,000,000.00	14,000,000.00	5/10/2017	5/10/2017	9/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010359622	USD	1,980,000.00	1,980,000.00	5/10/2017	5/11/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010359634	USD	134,000,000.00	134,000,000.00	5/11/2017	5/11/2017	7/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS11AUG17	0010359654	USD	3,000,000.00	3,000,000.00	5/11/2017	5/11/2017	8/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS12MAY17	0010359679	USD	26,420,000.00	26,420,000.00	5/11/2017	5/11/2017	5/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS12MAY17	0010359680	USD	95,000,000.00	95,000,000.00	5/11/2017	5/11/2017	5/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010359625	USD	750,000.00	750,000.00	5/10/2017	5/12/2017	8/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010359681	USD	500,000.00	500,000.00	5/11/2017	5/12/2017	7/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010359866	USD	40,000,000.00	40,000,000.00	5/15/2017	5/15/2017	7/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010359867	USD	200,000,000.00	200,000,000.00	5/15/2017	5/15/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010359868	USD	37,500,000.00	37,500,000.00	5/15/2017	5/15/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS11JUL17	0010359870	USD	50,000,000.00	50,000,000.00	5/15/2017	5/15/2017	7/11/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 11 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010359874	USD	6,000,000.00	6,000,000.00	5/15/2017	5/15/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS16MAY17	0010359877	USD	115,000,000.00	115,000,000.00	5/15/2017	5/15/2017	5/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010360023	USD	20,000,000.00	20,000,000.00	5/16/2017	5/16/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010360040	USD	5,000,000.00	5,000,000.00	5/16/2017	5/16/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010360046	USD	35,000,000.00	35,000,000.00	5/16/2017	5/16/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010360138	USD	4,625,000.00	4,625,000.00	5/18/2017	5/18/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010360153	USD	150,000,000.00	150,000,000.00	5/19/2017	5/19/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360227	USD	25,000,000.00	25,000,000.00	5/22/2017	5/22/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUL17	0010360247	USD	150,000,000.00	150,000,000.00	5/22/2017	5/22/2017	7/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUL17	0010360252	USD	50,000,000.00	50,000,000.00	5/22/2017	5/23/2017	7/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010360308	USD	42,000,000.00	42,000,000.00	5/23/2017	5/23/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010360324	USD	49,400,000.00	49,400,000.00	5/23/2017	5/23/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010360347	USD	51,500,000.00	51,500,000.00	5/23/2017	5/23/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360354	USD	23,000,000.00	23,000,000.00	5/23/2017	5/23/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010360407	USD	5,000,000.00	5,000,000.00	5/24/2017	5/24/2017	8/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360409	USD	11,000,000.00	11,000,000.00	5/24/2017	5/24/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010360433	USD	190,000,000.00	190,000,000.00	5/24/2017	5/24/2017	7/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010360434	USD	2,000,000.00	2,000,000.00	5/24/2017	5/24/2017	7/24/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 12 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010360435	USD	100,000,000.00	100,000,000.00	5/24/2017	5/24/2017	10/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360443	USD	38,700,000.00	38,700,000.00	5/24/2017	5/24/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS29SEP17	0010360355	USD	100,000,000.00	100,000,000.00	5/23/2017	5/25/2017	9/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUL17	0010360506	USD	25,000,000.00	25,000,000.00	5/25/2017	5/25/2017	7/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010360508	USD	115,000,000.00	115,000,000.00	5/25/2017	5/25/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUL17	0010360509	USD	34,000,000.00	34,000,000.00	5/25/2017	5/25/2017	7/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010360510	USD	10,000,000.00	10,000,000.00	5/25/2017	5/25/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360518	USD	20,000,000.00	20,000,000.00	5/25/2017	5/25/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360522	USD	12,800,000.00	12,800,000.00	5/25/2017	5/25/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS22SEP17	0010360459	USD	100,000,000.00	100,000,000.00	5/24/2017	5/26/2017	9/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010360479	USD	50,000,000.00	50,000,000.00	5/25/2017	5/26/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010360507	USD	24,624,000.00	24,624,000.00	5/25/2017	5/26/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360524	USD	35,000,000.00	35,000,000.00	5/25/2017	5/26/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010360570	USD	100,000,000.00	100,000,000.00	5/26/2017	5/26/2017	10/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010360573	USD	9,000,000.00	9,000,000.00	5/26/2017	5/26/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010360581	USD	50,000,000.00	50,000,000.00	5/30/2017	5/31/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010360627	USD	25,000,000.00	25,000,000.00	5/31/2017	5/31/2017	7/25/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360629	USD	40,000,000.00	40,000,000.00	5/31/2017	5/31/2017	6/20/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 13 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360631	USD	30,000,000.00	30,000,000.00	5/31/2017	5/31/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010360644	USD	50,000,000.00	50,000,000.00	5/31/2017	5/31/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010360654	USD	5,000,000.00	5,000,000.00	5/31/2017	5/31/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360620	USD	50,000,000.00	50,000,000.00	5/31/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360903	USD	20,075,000.00	20,075,000.00	5/31/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010360904	USD	6,775,000.00	6,775,000.00	5/31/2017	6/1/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010360905	USD	11,780,000.00	11,780,000.00	5/31/2017	6/1/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360906	USD	40,000,000.00	40,000,000.00	5/31/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360970	USD	62,500,000.00	62,500,000.00	6/1/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010360979	USD	60,500,000.00	60,500,000.00	6/1/2017	6/1/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010360989	USD	50,000,000.00	50,000,000.00	6/1/2017	6/1/2017	7/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUL17	0010361015	USD	125,000,000.00	125,000,000.00	6/1/2017	6/1/2017	7/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010361016	USD	50,000,000.00	50,000,000.00	6/1/2017	6/1/2017	7/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010361017	USD	100,000,000.00	100,000,000.00	6/1/2017	6/1/2017	11/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS4OCT17	0010361023	USD	20,000,000.00	20,000,000.00	6/1/2017	6/1/2017	10/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361034	USD	24,500,000.00	24,500,000.00	6/1/2017	6/1/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361035	USD	47,000,000.00	47,000,000.00	6/1/2017	6/1/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010361038	USD	1,000,000.00	1,000,000.00	6/1/2017	6/2/2017	6/19/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 14 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010361040	USD	1,000,000.00	1,000,000.00	6/1/2017	6/2/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010361043	USD	1,000,000.00	1,000,000.00	6/1/2017	6/2/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361089	USD	20,000,000.00	20,000,000.00	6/2/2017	6/2/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010361090	USD	15,000,000.00	15,000,000.00	6/2/2017	6/2/2017	8/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010361062	USD	30,000,000.00	30,000,000.00	6/1/2017	6/5/2017	8/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361101	USD	100,000,000.00	100,000,000.00	6/5/2017	6/5/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010361102	USD	30,000,000.00	30,000,000.00	6/5/2017	6/5/2017	8/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010361103	USD	30,300,000.00	30,300,000.00	6/5/2017	6/5/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010361104	USD	61,000,000.00	61,000,000.00	6/5/2017	6/5/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010361105	USD	3,000,000.00	3,000,000.00	6/5/2017	6/5/2017	9/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010361111	USD	100,000,000.00	100,000,000.00	6/5/2017	6/5/2017	7/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010361107	USD	25,000,000.00	25,000,000.00	6/5/2017	6/6/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUL17	0010361108	USD	25,000,000.00	25,000,000.00	6/5/2017	6/6/2017	7/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010361109	USD	20,000,000.00	20,000,000.00	6/5/2017	6/6/2017	7/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010361149	USD	140,000,000.00	140,000,000.00	6/6/2017	6/6/2017	7/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361162	USD	141,590,000.00	141,590,000.00	6/6/2017	6/6/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010361163	USD	1,000,000.00	1,000,000.00	6/6/2017	6/6/2017	8/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010361135	USD	300,000,000.00	300,000,000.00	6/6/2017	6/7/2017	7/10/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 15 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010361204	USD	22,000,000.00	22,000,000.00	6/7/2017	6/7/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010361205	USD	159,047,000.00	159,047,000.00	6/7/2017	6/7/2017	7/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010361209	USD	10,000,000.00	10,000,000.00	6/7/2017	6/7/2017	7/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010361214	USD	25,000,000.00	25,000,000.00	6/7/2017	6/7/2017	7/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010361250	USD	50,000,000.00	50,000,000.00	6/7/2017	6/7/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010361366	USD	15,000,000.00	15,000,000.00	6/8/2017	6/8/2017	8/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010361398	USD	556,000.00	556,000.00	6/8/2017	6/8/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361666	USD	10,000,000.00	10,000,000.00	6/9/2017	6/9/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS11AUG17	0010361668	USD	4,000,000.00	4,000,000.00	6/9/2017	6/12/2017	8/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010361691	USD	29,944,000.00	29,944,000.00	6/12/2017	6/12/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361697	USD	20,000,000.00	20,000,000.00	6/12/2017	6/12/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS11JUL17	0010361711	USD	12,500,000.00	12,500,000.00	6/13/2017	6/13/2017	7/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS2AUG17	0010361722	USD	400,000,000.00	400,000,000.00	6/13/2017	6/13/2017	8/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010361784	USD	9,100,000.00	9,100,000.00	6/13/2017	6/13/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010361799	USD	6,600,000.00	6,600,000.00	6/13/2017	6/13/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361800	USD	50,000,000.00	50,000,000.00	6/13/2017	6/13/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS4AUG17	0010361724	USD	300,000,000.00	300,000,000.00	6/13/2017	6/14/2017	8/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS3AUG17	0010361725	USD	300,000,000.00	300,000,000.00	6/13/2017	6/14/2017	8/3/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 16 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361861	USD	40,000,000.00	40,000,000.00	6/14/2017	6/14/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS23AUG17	0010361862	USD	4,000,000.00	4,000,000.00	6/14/2017	6/14/2017	8/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS18OCT17	0010361863	USD	20,000,000.00	20,000,000.00	6/14/2017	6/14/2017	10/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010361904	USD	50,000,000.00	50,000,000.00	6/14/2017	6/15/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUL17	0010361993	USD	50,000,000.00	50,000,000.00	6/15/2017	6/15/2017	7/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS10AUG17	0010361998	USD	75,000,000.00	75,000,000.00	6/15/2017	6/15/2017	8/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS4AUG17	0010362005	USD	110,000,000.00	110,000,000.00	6/15/2017	6/15/2017	8/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010362006	USD	100,000,000.00	100,000,000.00	6/15/2017	6/15/2017	8/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362041	USD	15,000,000.00	15,000,000.00	6/15/2017	6/15/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS15SEP17	0010362164	USD	8,800,000.00	8,800,000.00	6/16/2017	6/16/2017	9/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS5SEP17	0010362168	USD	7,400,000.00	7,400,000.00	6/16/2017	6/16/2017	9/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362165	USD	50,000,000.00	50,000,000.00	6/16/2017	6/19/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS16AUG17	0010362177	USD	50,000,000.00	50,000,000.00	6/16/2017	6/19/2017	8/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010362202	USD	30,000,000.00	30,000,000.00	6/16/2017	6/19/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362206	USD	3,000,000.00	3,000,000.00	6/16/2017	6/19/2017	7/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362262	USD	100,000,000.00	100,000,000.00	6/19/2017	6/19/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010362266	USD	40,000,000.00	40,000,000.00	6/19/2017	6/19/2017	7/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUL17	0010362267	USD	22,500,000.00	22,500,000.00	6/19/2017	6/19/2017	7/21/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 17 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5JUL17	0010362289	USD	15,000,000.00	15,000,000.00	6/19/2017	6/19/2017	7/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362261	USD	100,000,000.00	100,000,000.00	6/19/2017	6/20/2017	7/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362311	USD	100,000,000.00	100,000,000.00	6/20/2017	6/20/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010362315	USD	100,000,000.00	100,000,000.00	6/20/2017	6/20/2017	8/25/2017

DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362316	USD	25,000,000.00	25,000,000.00	6/20/2017	6/20/2017	8/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS24AUG17	0010362317	USD	40,000,000.00	40,000,000.00	6/20/2017	6/20/2017	8/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362319	USD	50,000,000.00	50,000,000.00	6/20/2017	6/20/2017	8/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010362320	USD	32,500,000.00	32,500,000.00	6/20/2017	6/20/2017	8/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362321	USD	5,000,000.00	5,000,000.00	6/20/2017	6/20/2017	11/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010362326	USD	15,000,000.00	15,000,000.00	6/20/2017	6/20/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010362205	USD	100,000,000.00	100,000,000.00	6/16/2017	6/21/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362318	USD	50,000,000.00	50,000,000.00	6/20/2017	6/21/2017	7/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362325	USD	20,000,000.00	20,000,000.00	6/20/2017	6/21/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362332	USD	1,625,000.00	1,625,000.00	6/21/2017	6/21/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010362333	USD	25,000,000.00	25,000,000.00	6/21/2017	6/21/2017	8/25/2017

DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362338	USD	100,000,000.00	100,000,000.00	6/21/2017	6/21/2017	11/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362339	USD	20,000,000.00	20,000,000.00	6/21/2017	6/21/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010362340	USD	50,000,000.00	50,000,000.00	6/21/2017	6/22/2017	6/26/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 18 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010362351	USD	16,908,000.00	16,908,000.00	6/22/2017	6/22/2017	7/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362352	USD	20,000,000.00	20,000,000.00	6/22/2017	6/22/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS9AUG17	0010362355	USD	137,000,000.00	137,000,000.00	6/22/2017	6/22/2017	8/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS28SEP17	0010362356	USD	13,857,000.00	13,857,000.00	6/22/2017	6/22/2017	9/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS28SEP17	0010362358	USD	15,000,000.00	15,000,000.00	6/22/2017	6/22/2017	9/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362359	USD	20,000,000.00	20,000,000.00	6/22/2017	6/22/2017	7/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362360	USD	5,000,000.00	5,000,000.00	6/22/2017	6/22/2017	8/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362361	USD	3,500,000.00	3,500,000.00	6/22/2017	6/22/2017	7/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010362336	USD	4,319,000.00	4,319,000.00	6/21/2017	6/23/2017	2/1/2018

DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362337	USD	7,520,000.00	7,520,000.00	6/21/2017	6/23/2017	8/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS22SEP17	0010362354	USD	200,000,000.00	200,000,000.00	6/22/2017	6/23/2017	9/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362357	USD	100,000,000.00	100,000,000.00	6/22/2017	6/23/2017	7/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010362370	USD	95,000,000.00	95,000,000.00	6/23/2017	6/23/2017	8/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362371	USD	10,000,000.00	10,000,000.00	6/23/2017	6/23/2017	7/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010362372	USD	50,000,000.00	50,000,000.00	6/23/2017	6/23/2017	7/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362374	USD	117,000,000.00	117,000,000.00	6/23/2017	6/23/2017	7/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362375	USD	10,000,000.00	10,000,000.00	6/23/2017	6/23/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362379	USD	10,625,000.00	10,625,000.00	6/23/2017	6/23/2017	7/3/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 19 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362373	USD	45,000,000.00	45,000,000.00	6/23/2017	6/26/2017	7/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362404	USD	28,500,000.00	28,500,000.00	6/26/2017	6/26/2017	9/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS31AUG17	0010362408	USD	50,000,000.00	50,000,000.00	6/26/2017	6/26/2017	8/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362409	USD	32,000,000.00	32,000,000.00	6/26/2017	6/26/2017	9/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS18AUG17	0010362410	USD	22,000,000.00	22,000,000.00	6/26/2017	6/26/2017	8/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362414	USD	100,000,000.00	100,000,000.00	6/26/2017	6/26/2017	11/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362415	USD	81,000,000.00	81,000,000.00	6/26/2017	6/26/2017	8/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS11SEP17	0010362416	USD	5,000,000.00	5,000,000.00	6/26/2017	6/26/2017	9/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362417	USD	50,000,000.00	50,000,000.00	6/26/2017	6/26/2017	8/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010362418	USD	20,000,000.00	20,000,000.00	6/26/2017	6/26/2017	7/18/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUL17	0010362381	USD	8,000,000.00	8,000,000.00	6/23/2017	6/27/2017	7/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010362426	USD	25,000,000.00	25,000,000.00	6/27/2017	6/27/2017	8/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS29AUG17	0010362427	USD	26,500,000.00	26,500,000.00	6/27/2017	6/27/2017	8/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS8AUG17	0010362429	USD	4,005,000.00	4,005,000.00	6/27/2017	6/27/2017	8/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS1AUG17	0010362430	USD	7,007,000.00	7,007,000.00	6/27/2017	6/27/2017	8/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362432	USD	4,006,000.00	4,006,000.00	6/27/2017	6/27/2017	8/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS25JUL17	0010362434	USD	25,000,000.00	25,000,000.00	6/27/2017	6/27/2017	7/25/2017

DIN/SELL USD/IBRD/DIN IBRDUS18JUL17	0010362435	USD	100,000,000.00	100,000,000.00	6/27/2017	6/27/2017	7/18/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 20 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362436	USD	19,000,000.00	19,000,000.00	6/27/2017	6/27/2017	7/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010362439	USD	50,000,000.00	50,000,000.00	6/27/2017	6/27/2017	12/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362444	USD	11,000,000.00	11,000,000.00	6/27/2017	6/27/2017	7/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362445	USD	15,000,000.00	15,000,000.00	6/27/2017	6/27/2017	7/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS7AUG17	0010362447	USD	100,000,000.00	100,000,000.00	6/27/2017	6/27/2017	8/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362403	USD	50,000,000.00	50,000,000.00	6/26/2017	6/28/2017	8/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362425	USD	2,900,000.00	2,900,000.00	6/27/2017	6/28/2017	7/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362433	USD	50,000,000.00	50,000,000.00	6/27/2017	6/28/2017	7/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362446	USD	10,000,000.00	10,000,000.00	6/27/2017	6/28/2017	7/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010362462	USD	180,000,000.00	180,000,000.00	6/27/2017	6/28/2017	12/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010362493	USD	60,817,000.00	60,817,000.00	6/27/2017	6/28/2017	12/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS24JUL17	0010362498	USD	25,000,000.00	25,000,000.00	6/28/2017	6/28/2017	7/24/2017

DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362501	USD	1,000,000.00	1,000,000.00	6/28/2017	6/28/2017	7/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362502	USD	15,849,000.00	15,849,000.00	6/28/2017	6/28/2017	7/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUL17	0010362503	USD	60,000,000.00	60,000,000.00	6/28/2017	6/28/2017	7/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362504	USD	200,000,000.00	200,000,000.00	6/28/2017	6/28/2017	7/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS6SEP17	0010362505	USD	6,000,000.00	6,000,000.00	6/28/2017	6/28/2017	9/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362506	USD	20,000,000.00	20,000,000.00	6/28/2017	6/28/2017	11/1/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 21 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14AUG17	0010362508	USD	4,000,000.00	4,000,000.00	6/28/2017	6/29/2017	8/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362509	USD	25,000,000.00	25,000,000.00	6/28/2017	6/29/2017	9/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1SEP17	0010362510	USD	25,000,000.00	25,000,000.00	6/28/2017	6/29/2017	9/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362527	USD	100,000,000.00	100,000,000.00	6/29/2017	6/29/2017	7/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS31JUL17	0010362530	USD	100,000,000.00	100,000,000.00	6/29/2017	6/29/2017	7/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362532	USD	25,000,000.00	25,000,000.00	6/29/2017	6/29/2017	7/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS15AUG17	0010362536	USD	100,000,000.00	100,000,000.00	6/29/2017	6/29/2017	8/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362525	USD	230,000,000.00	230,000,000.00	6/29/2017	6/30/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUL17	0010362528	USD	50,000,000.00	50,000,000.00	6/29/2017	6/30/2017	7/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010362529	USD	10,000,000.00	10,000,000.00	6/29/2017	6/30/2017	10/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010362531	USD	5,000,000.00	5,000,000.00	6/29/2017	6/30/2017	10/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS17JUL17	0010362534	USD	45,000,000.00	45,000,000.00	6/29/2017	6/30/2017	7/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010362535	USD	50,000,000.00	50,000,000.00	6/29/2017	6/30/2017	7/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS10JUL17	0010362680	USD	50,000,000.00	50,000,000.00	6/30/2017	6/30/2017	7/10/2017

Sub-total New Borrowings - United States Dollar			21,327,595,000.00	21,327,595,000.00

Total New Borrowings				21,327,595,000.00

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 22 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010339265	USD	-30,000,000.00	-30,000,000.00	7/18/2016	7/19/2016	4/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010340485	USD	-15,000,000.00	-15,000,000.00	8/5/2016	8/8/2016	4/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010349900	USD	-100,000,000.00	-100,000,000.00	12/13/2016	12/14/2016	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010350099	USD	-250,000,000.00	-250,000,000.00	12/15/2016	12/16/2016	4/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010350142	USD	-25,000,000.00	-25,000,000.00	12/16/2016	12/19/2016	4/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010350303	USD	-100,000,000.00	-100,000,000.00	12/19/2016	12/19/2016	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010350419	USD	-25,085,000.00	-25,085,000.00	12/22/2016	12/22/2016	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS27APR17	0010350543	USD	-13,802,000.00	-13,802,000.00	12/29/2016	12/29/2016	4/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS27APR17	0010350549	USD	-5,000,000.00	-5,000,000.00	12/29/2016	12/29/2016	4/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010350873	USD	-100,000,000.00	-100,000,000.00	1/4/2017	1/4/2017	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010351046	USD	-25,000,000.00	-25,000,000.00	1/9/2017	1/9/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS12APR17	0010351213	USD	-15,000,000.00	-15,000,000.00	1/11/2017	1/11/2017	4/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010351228	USD	-50,000,000.00	-50,000,000.00	1/11/2017	1/11/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351342	USD	-50,000,000.00	-50,000,000.00	1/12/2017	1/12/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351353	USD	-50,000,000.00	-50,000,000.00	1/12/2017	1/12/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351354	USD	-15,000,000.00	-15,000,000.00	1/12/2017	1/12/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010351355	USD	-20,000,000.00	-20,000,000.00	1/12/2017	1/12/2017	4/17/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 23 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351741	USD	-25,000,000.00	-25,000,000.00	1/13/2017	1/13/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010351796	USD	-100,000,000.00	-100,000,000.00	1/17/2017	1/17/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010352275	USD	-70,000,000.00	-70,000,000.00	1/23/2017	1/23/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010352451	USD	-12,000,000.00	-12,000,000.00	1/26/2017	1/26/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010352954	USD	-11,622,000.00	-11,622,000.00	2/2/2017	2/2/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353017	USD	-25,000,000.00	-25,000,000.00	2/3/2017	2/3/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010353034	USD	-20,000,000.00	-20,000,000.00	2/6/2017	2/7/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353055	USD	-40,000,000.00	-40,000,000.00	2/7/2017	2/7/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010353210	USD	-21,000,000.00	-21,000,000.00	2/8/2017	2/8/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010353613	USD	-25,000,000.00	-25,000,000.00	2/9/2017	2/9/2017	4/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353615	USD	-45,000,000.00	-45,000,000.00	2/9/2017	2/9/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010353616	USD	-30,000,000.00	-30,000,000.00	2/9/2017	2/9/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010353625	USD	-67,000,000.00	-67,000,000.00	2/9/2017	2/9/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010353627	USD	-50,000,000.00	-50,000,000.00	2/9/2017	2/9/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010353636	USD	-2,000,000.00	-2,000,000.00	2/9/2017	2/9/2017	4/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010353840	USD	-1,000,000.00	-1,000,000.00	2/14/2017	2/14/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010353843	USD	-2,000,000.00	-2,000,000.00	2/14/2017	2/14/2017	5/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010353896	USD	-23,000,000.00	-23,000,000.00	2/15/2017	2/15/2017	6/14/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 24 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010353897	USD	-20,000,000.00	-20,000,000.00	2/15/2017	2/15/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353925	USD	-25,000,000.00	-25,000,000.00	2/15/2017	2/15/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353926	USD	-50,000,000.00	-50,000,000.00	2/15/2017	2/15/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010354087	USD	-10,000,000.00	-10,000,000.00	2/16/2017	2/16/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010354129	USD	-10,000,000.00	-10,000,000.00	2/16/2017	2/16/2017	6/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010354136	USD	-25,000,000.00	-25,000,000.00	2/16/2017	2/16/2017	4/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010354169	USD	-25,000,000.00	-25,000,000.00	2/21/2017	2/21/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010354170	USD	-50,000,000.00	-50,000,000.00	2/21/2017	2/21/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010354190	USD	-100,000,000.00	-100,000,000.00	2/21/2017	2/21/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010354250	USD	-100,000,000.00	-100,000,000.00	2/22/2017	2/22/2017	4/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010354262	USD	-19,000,000.00	-19,000,000.00	2/22/2017	2/22/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010354276	USD	-100,000,000.00	-100,000,000.00	2/22/2017	2/22/2017	4/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010354309	USD	-100,000,000.00	-100,000,000.00	2/23/2017	2/23/2017	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS4MAY17	0010354312	USD	-13,470,000.00	-13,470,000.00	2/23/2017	2/23/2017	5/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010354332	USD	-75,000,000.00	-75,000,000.00	2/24/2017	2/24/2017	5/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS15MAY17	0010354333	USD	-75,000,000.00	-75,000,000.00	2/24/2017	2/24/2017	5/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010354778	USD	-51,750,000.00	-51,750,000.00	3/1/2017	3/1/2017	4/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010354780	USD	-34,000,000.00	-34,000,000.00	3/1/2017	3/1/2017	4/4/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 25 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010354782	USD	-2,000,000.00	-2,000,000.00	3/1/2017	3/1/2017	5/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010354779	USD	-8,800,000.00	-8,800,000.00	3/1/2017	3/2/2017	4/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010355086	USD	-28,100,000.00	-28,100,000.00	3/6/2017	3/6/2017	4/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010355660	USD	-20,000,000.00	-20,000,000.00	3/9/2017	3/9/2017	4/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010355661	USD	-50,000,000.00	-50,000,000.00	3/9/2017	3/9/2017	4/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010355663	USD	-70,000,000.00	-70,000,000.00	3/9/2017	3/9/2017	4/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010355673	USD	-20,000,000.00	-20,000,000.00	3/9/2017	3/9/2017	6/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010355674	USD	-5,000,000.00	-5,000,000.00	3/9/2017	3/9/2017	4/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010355664	USD	-30,000,000.00	-30,000,000.00	3/9/2017	3/10/2017	4/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS12MAY17	0010355862	USD	-2,000,000.00	-2,000,000.00	3/13/2017	3/13/2017	5/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010356079	USD	-125,000,000.00	-125,000,000.00	3/16/2017	3/17/2017	4/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS15MAY17	0010356292	USD	-100,000,000.00	-100,000,000.00	3/17/2017	3/20/2017	5/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010356667	USD	-100,000,000.00	-100,000,000.00	3/28/2017	3/28/2017	5/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS19APR17	0010356698	USD	-25,000,000.00	-25,000,000.00	3/29/2017	3/29/2017	4/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS20APR17	0010356699	USD	-25,000,000.00	-25,000,000.00	3/29/2017	3/29/2017	4/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010356702	USD	-50,000,000.00	-50,000,000.00	3/29/2017	3/29/2017	4/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS22MAY17	0010356703	USD	-49,000,000.00	-49,000,000.00	3/29/2017	3/29/2017	5/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS15MAY17	0010356697	USD	-100,000,000.00	-100,000,000.00	3/29/2017	3/30/2017	5/15/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 26 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010356736	USD	-30,000,000.00	-30,000,000.00	3/30/2017	3/30/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010356737	USD	-40,000,000.00	-40,000,000.00	3/30/2017	3/30/2017	4/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010356696	USD	-55,000,000.00	-55,000,000.00	3/29/2017	4/3/2017	4/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010356723	USD	-8,800,000.00	-8,800,000.00	3/30/2017	4/3/2017	5/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010356846	USD	-30,000,000.00	-30,000,000.00	3/31/2017	4/3/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010357157	USD	-12,100,000.00	-12,100,000.00	4/3/2017	4/3/2017	4/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010357159	USD	-10,000,000.00	-10,000,000.00	4/3/2017	4/3/2017	4/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010357160	USD	-5,125,000.00	-5,125,000.00	4/3/2017	4/3/2017	5/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010357291	USD	-25,000,000.00	-25,000,000.00	4/4/2017	4/4/2017	5/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS2MAY17	0010357292	USD	-20,000,000.00	-20,000,000.00	4/4/2017	4/4/2017	5/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357341	USD	-10,000,000.00	-10,000,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS3MAY17	0010357344	USD	-6,900,000.00	-6,900,000.00	4/5/2017	4/5/2017	5/3/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357348	USD	-14,825,000.00	-14,825,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357349	USD	-98,000,000.00	-98,000,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS6APR17	0010357351	USD	-6,600,000.00	-6,600,000.00	4/5/2017	4/5/2017	4/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS5JUN17	0010357418	USD	-1,000,000.00	-1,000,000.00	4/6/2017	4/6/2017	6/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010357425	USD	-3,500,000.00	-3,500,000.00	4/6/2017	4/6/2017	4/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010357430	USD	-125,000,000.00	-125,000,000.00	4/6/2017	4/6/2017	4/7/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 27 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19APR17	0010357497	USD	-150,000,000.00	-150,000,000.00	4/7/2017	4/7/2017	4/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010357500	USD	-1,000,000.00	-1,000,000.00	4/7/2017	4/7/2017	6/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010357529	USD	-5,700,000.00	-5,700,000.00	4/7/2017	4/7/2017	4/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010357525	USD	-2,000,000.00	-2,000,000.00	4/7/2017	4/10/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010357526	USD	-3,000,000.00	-3,000,000.00	4/7/2017	4/10/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010357821	USD	-24,000,000.00	-24,000,000.00	4/10/2017	4/10/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS10MAY17	0010357828	USD	-9,100,000.00	-9,100,000.00	4/10/2017	4/10/2017	5/10/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010357862	USD	-250,000,000.00	-250,000,000.00	4/11/2017	4/11/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS12APR17	0010357888	USD	-37,200,000.00	-37,200,000.00	4/11/2017	4/11/2017	4/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010357863	USD	-250,000,000.00	-250,000,000.00	4/11/2017	4/12/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS11MAY17	0010357889	USD	-2,000,000.00	-2,000,000.00	4/11/2017	4/12/2017	5/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010357902	USD	-14,100,000.00	-14,100,000.00	4/12/2017	4/12/2017	4/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010357905	USD	-250,000,000.00	-250,000,000.00	4/12/2017	4/12/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010357907	USD	-100,000,000.00	-100,000,000.00	4/12/2017	4/12/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010357906	USD	-250,000,000.00	-250,000,000.00	4/12/2017	4/13/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010357926	USD	-25,000,000.00	-25,000,000.00	4/13/2017	4/13/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010357940	USD	-200,000,000.00	-200,000,000.00	4/13/2017	4/13/2017	4/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010357943	USD	-250,000,000.00	-250,000,000.00	4/13/2017	4/13/2017	6/8/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 28 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010357948	USD	-250,000,000.00	-250,000,000.00	4/13/2017	4/13/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010357977	USD	-50,000,000.00	-50,000,000.00	4/13/2017	4/13/2017	4/17/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010357937	USD	-100,000,000.00	-100,000,000.00	4/13/2017	4/17/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010357938	USD	-75,000,000.00	-75,000,000.00	4/13/2017	4/17/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010358096	USD	-250,000,000.00	-250,000,000.00	4/17/2017	4/17/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358097	USD	-250,000,000.00	-250,000,000.00	4/17/2017	4/17/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUN17	0010358098	USD	-200,000,000.00	-200,000,000.00	4/17/2017	4/17/2017	6/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS2JUN17	0010358125	USD	-125,000,000.00	-125,000,000.00	4/17/2017	4/17/2017	6/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358142	USD	-5,000,000.00	-5,000,000.00	4/17/2017	4/17/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUN17	0010358109	USD	-250,000,000.00	-250,000,000.00	4/17/2017	4/18/2017	6/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358143	USD	-50,000,000.00	-50,000,000.00	4/17/2017	4/18/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010358146	USD	-5,000,000.00	-5,000,000.00	4/17/2017	4/18/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358227	USD	-25,000,000.00	-25,000,000.00	4/18/2017	4/18/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358229	USD	-50,000,000.00	-50,000,000.00	4/18/2017	4/18/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358231	USD	-30,000,000.00	-30,000,000.00	4/18/2017	4/18/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358232	USD	-50,000,000.00	-50,000,000.00	4/18/2017	4/18/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUN17	0010358237	USD	-75,000,000.00	-75,000,000.00	4/18/2017	4/18/2017	6/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS18MAY17	0010358240	USD	-750,000.00	-750,000.00	4/18/2017	4/18/2017	5/18/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 29 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358241	USD	-63,500,000.00	-63,500,000.00	4/18/2017	4/18/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS16MAY17	0010358244	USD	-2,800,000.00	-2,800,000.00	4/18/2017	4/18/2017	5/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS16MAY17	0010358245	USD	-4,000,000.00	-4,000,000.00	4/18/2017	4/18/2017	5/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358228	USD	-150,000,000.00	-150,000,000.00	4/18/2017	4/19/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUN17	0010358230	USD	-100,000,000.00	-100,000,000.00	4/18/2017	4/19/2017	6/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358238	USD	-150,000,000.00	-150,000,000.00	4/18/2017	4/19/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358246	USD	-145,011,000.00	-145,011,000.00	4/18/2017	4/19/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010358275	USD	-100,000,000.00	-100,000,000.00	4/19/2017	4/19/2017	6/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010358276	USD	-50,000,000.00	-50,000,000.00	4/19/2017	4/19/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010358278	USD	-50,000,000.00	-50,000,000.00	4/19/2017	4/19/2017	6/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS2JUN17	0010358280	USD	-16,431,000.00	-16,431,000.00	4/19/2017	4/19/2017	6/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358299	USD	-250,000,000.00	-250,000,000.00	4/20/2017	4/20/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS19MAY17	0010358308	USD	-50,000,000.00	-50,000,000.00	4/20/2017	4/20/2017	5/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358319	USD	-50,000,000.00	-50,000,000.00	4/20/2017	4/20/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010358322	USD	-50,000,000.00	-50,000,000.00	4/20/2017	4/20/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358323	USD	-50,000,000.00	-50,000,000.00	4/20/2017	4/20/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010358326	USD	-50,000,000.00	-50,000,000.00	4/20/2017	4/20/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010358330	USD	-100,000,000.00	-100,000,000.00	4/20/2017	4/20/2017	6/6/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 30 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358333	USD	-10,000,000.00	-10,000,000.00	4/20/2017	4/20/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010358279	USD	-200,000,000.00	-200,000,000.00	4/19/2017	4/21/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010358300	USD	-250,000,000.00	-250,000,000.00	4/20/2017	4/21/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358327	USD	-23,000,000.00	-23,000,000.00	4/20/2017	4/21/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010358369	USD	-50,000,000.00	-50,000,000.00	4/24/2017	4/24/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010358370	USD	-30,000,000.00	-30,000,000.00	4/24/2017	4/24/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS2MAY17	0010358375	USD	-300,000,000.00	-300,000,000.00	4/24/2017	4/24/2017	5/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010358390	USD	-6,546,000.00	-6,546,000.00	4/25/2017	4/25/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010358392	USD	-30,039,000.00	-30,039,000.00	4/25/2017	4/25/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS9MAY17	0010358393	USD	-150,000,000.00	-150,000,000.00	4/25/2017	4/25/2017	5/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS9MAY17	0010358397	USD	-50,000,000.00	-50,000,000.00	4/25/2017	4/25/2017	5/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010358398	USD	-45,000,000.00	-45,000,000.00	4/25/2017	4/25/2017	4/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010358399	USD	-25,000,000.00	-25,000,000.00	4/25/2017	4/25/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010358403	USD	-23,935,000.00	-23,935,000.00	4/25/2017	4/25/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010358388	USD	-7,075,000.00	-7,075,000.00	4/25/2017	4/26/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358416	USD	-25,000,000.00	-25,000,000.00	4/26/2017	4/26/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS23MAY17	0010358417	USD	-75,000,000.00	-75,000,000.00	4/26/2017	4/26/2017	5/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358418	USD	-50,000,000.00	-50,000,000.00	4/26/2017	4/26/2017	6/1/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 31 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2MAY17	0010358374	USD	-300,000,000.00	-300,000,000.00	4/24/2017	4/27/2017	5/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010358454	USD	-13,402,000.00	-13,402,000.00	4/27/2017	4/27/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS4MAY17	0010358455	USD	-10,000,000.00	-10,000,000.00	4/27/2017	4/27/2017	5/4/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358402	USD	-45,000,000.00	-45,000,000.00	4/25/2017	4/28/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010358421	USD	-5,000,000.00	-5,000,000.00	4/26/2017	4/28/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010358422	USD	-5,000,000.00	-5,000,000.00	4/26/2017	4/28/2017	6/14/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010358452	USD	-50,000,000.00	-50,000,000.00	4/27/2017	4/28/2017	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358787	USD	-50,000,000.00	-50,000,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358789	USD	-50,000,000.00	-50,000,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358795	USD	-19,745,000.00	-19,745,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358797	USD	-988,000.00	-988,000.00	5/1/2017	5/1/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010358791	USD	-25,000,000.00	-25,000,000.00	5/1/2017	5/2/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010358792	USD	-100,000,000.00	-100,000,000.00	5/1/2017	5/2/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010358850	USD	-8,800,000.00	-8,800,000.00	5/2/2017	5/2/2017	6/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010358851	USD	-4,660,000.00	-4,660,000.00	5/2/2017	5/2/2017	6/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010358853	USD	-25,000,000.00	-25,000,000.00	5/2/2017	5/2/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS23MAY17	0010358854	USD	-59,900,000.00	-59,900,000.00	5/2/2017	5/2/2017	5/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358855	USD	-4,800,000.00	-4,800,000.00	5/2/2017	5/2/2017	6/1/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 32 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358861	USD	-100,000,000.00	-100,000,000.00	5/2/2017	5/2/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358862	USD	-56,500,000.00	-56,500,000.00	5/2/2017	5/2/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010358874	USD	-32,000,000.00	-32,000,000.00	5/2/2017	5/2/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS12JUN17	0010358860	USD	-200,000,000.00	-200,000,000.00	5/2/2017	5/3/2017	6/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS2JUN17	0010358872	USD	-20,000,000.00	-20,000,000.00	5/2/2017	5/3/2017	6/2/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358911	USD	-40,000,000.00	-40,000,000.00	5/3/2017	5/3/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010358913	USD	-50,891,000.00	-50,891,000.00	5/3/2017	5/3/2017	6/7/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358915	USD	-40,000,000.00	-40,000,000.00	5/3/2017	5/3/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS30MAY17	0010358940	USD	-7,500,000.00	-7,500,000.00	5/3/2017	5/3/2017	5/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS13JUN17	0010358961	USD	-25,000,000.00	-25,000,000.00	5/3/2017	5/3/2017	6/13/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358993	USD	-547,000.00	-547,000.00	5/4/2017	5/4/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010358995	USD	-33,000,000.00	-33,000,000.00	5/4/2017	5/4/2017	6/1/2017

DIN/SELL USD/IBRD/DIN IBRDUS15JUN17	0010359007	USD	-13,470,000.00	-13,470,000.00	5/4/2017	5/4/2017	6/15/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010359008	USD	-10,000,000.00	-10,000,000.00	5/4/2017	5/4/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS25MAY17	0010359009	USD	-10,000,000.00	-10,000,000.00	5/4/2017	5/4/2017	5/25/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010359010	USD	-6,018,000.00	-6,018,000.00	5/4/2017	5/4/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010359013	USD	-437,000.00	-437,000.00	5/4/2017	5/4/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010359057	USD	-100,000,000.00	-100,000,000.00	5/4/2017	5/4/2017	5/5/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 33 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010359073	USD	-10,000,000.00	-10,000,000.00	5/4/2017	5/4/2017	5/5/2017

DIN/SELL USD/IBRD/DIN IBRDUS22MAY17	0010359330	USD	-122,000,000.00	-122,000,000.00	5/5/2017	5/5/2017	5/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS8MAY17	0010359333	USD	-50,000,000.00	-50,000,000.00	5/5/2017	5/5/2017	5/8/2017

DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010359342	USD	-5,000,000.00	-5,000,000.00	5/8/2017	5/8/2017	5/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS9JUN17	0010359343	USD	-64,000,000.00	-64,000,000.00	5/8/2017	5/8/2017	6/9/2017

DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010359370	USD	-28,000,000.00	-28,000,000.00	5/8/2017	5/8/2017	6/6/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010359524	USD	-130,000,000.00	-130,000,000.00	5/9/2017	5/9/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010359606	USD	-18,000,000.00	-18,000,000.00	5/10/2017	5/10/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS11MAY17	0010359607	USD	-95,000,000.00	-95,000,000.00	5/10/2017	5/10/2017	5/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS11MAY17	0010359608	USD	-2,500,000.00	-2,500,000.00	5/10/2017	5/10/2017	5/11/2017

DIN/SELL USD/IBRD/DIN IBRDUS12MAY17	0010359679	USD	-26,420,000.00	-26,420,000.00	5/11/2017	5/11/2017	5/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS12MAY17	0010359680	USD	-95,000,000.00	-95,000,000.00	5/11/2017	5/11/2017	5/12/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010359867	USD	-200,000,000.00	-200,000,000.00	5/15/2017	5/15/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010359868	USD	-37,500,000.00	-37,500,000.00	5/15/2017	5/15/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010359874	USD	-6,000,000.00	-6,000,000.00	5/15/2017	5/15/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS16MAY17	0010359877	USD	-115,000,000.00	-115,000,000.00	5/15/2017	5/15/2017	5/16/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010360023	USD	-20,000,000.00	-20,000,000.00	5/16/2017	5/16/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS16JUN17	0010360040	USD	-5,000,000.00	-5,000,000.00	5/16/2017	5/16/2017	6/16/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 34 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010360046	USD	-35,000,000.00	-35,000,000.00	5/16/2017	5/16/2017	5/31/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010360138	USD	-4,625,000.00	-4,625,000.00	5/18/2017	5/18/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360227	USD	-25,000,000.00	-25,000,000.00	5/22/2017	5/22/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010360308	USD	-42,000,000.00	-42,000,000.00	5/23/2017	5/23/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010360324	USD	-49,400,000.00	-49,400,000.00	5/23/2017	5/23/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010360347	USD	-51,500,000.00	-51,500,000.00	5/23/2017	5/23/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360354	USD	-23,000,000.00	-23,000,000.00	5/23/2017	5/23/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360409	USD	-11,000,000.00	-11,000,000.00	5/24/2017	5/24/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360443	USD	-38,700,000.00	-38,700,000.00	5/24/2017	5/24/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010360508	USD	-115,000,000.00	-115,000,000.00	5/25/2017	5/25/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010360510	USD	-10,000,000.00	-10,000,000.00	5/25/2017	5/25/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360518	USD	-20,000,000.00	-20,000,000.00	5/25/2017	5/25/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360522	USD	-12,800,000.00	-12,800,000.00	5/25/2017	5/25/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS23JUN17	0010360479	USD	-50,000,000.00	-50,000,000.00	5/25/2017	5/26/2017	6/23/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010360507	USD	-24,624,000.00	-24,624,000.00	5/25/2017	5/26/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360524	USD	-35,000,000.00	-35,000,000.00	5/25/2017	5/26/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS22JUN17	0010360573	USD	-9,000,000.00	-9,000,000.00	5/26/2017	5/26/2017	6/22/2017

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360629	USD	-40,000,000.00	-40,000,000.00	5/31/2017	5/31/2017	6/20/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 35 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS20JUN17	0010360631	USD	-30,000,000.00	-30,000,000.00	5/31/2017	5/31/2017	6/20/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010360654	USD	-5,000,000.00	-5,000,000.00	5/31/2017	5/31/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360620	USD	-50,000,000.00	-50,000,000.00	5/31/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360903	USD	-20,075,000.00	-20,075,000.00	5/31/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010360904	USD	-6,775,000.00	-6,775,000.00	5/31/2017	6/1/2017	6/27/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010360905	USD	-11,780,000.00	-11,780,000.00	5/31/2017	6/1/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360906	USD	-40,000,000.00	-40,000,000.00	5/31/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010360970	USD	-62,500,000.00	-62,500,000.00	6/1/2017	6/1/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010360979	USD	-60,500,000.00	-60,500,000.00	6/1/2017	6/1/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361034	USD	-24,500,000.00	-24,500,000.00	6/1/2017	6/1/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361035	USD	-47,000,000.00	-47,000,000.00	6/1/2017	6/1/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS19JUN17	0010361038	USD	-1,000,000.00	-1,000,000.00	6/1/2017	6/2/2017	6/19/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010361040	USD	-1,000,000.00	-1,000,000.00	6/1/2017	6/2/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361089	USD	-20,000,000.00	-20,000,000.00	6/2/2017	6/2/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361101	USD	-100,000,000.00	-100,000,000.00	6/5/2017	6/5/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010361104	USD	-61,000,000.00	-61,000,000.00	6/5/2017	6/5/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010361107	USD	-25,000,000.00	-25,000,000.00	6/5/2017	6/6/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361162	USD	-141,590,000.00	-141,590,000.00	6/6/2017	6/6/2017	6/29/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2017 through June 30, 2017	Page 36 / 36

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010361250	USD	-50,000,000.00	-50,000,000.00	6/7/2017	6/7/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010361666	USD	-10,000,000.00	-10,000,000.00	6/9/2017	6/9/2017	6/29/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361697	USD	-20,000,000.00	-20,000,000.00	6/12/2017	6/12/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS21JUN17	0010361799	USD	-6,600,000.00	-6,600,000.00	6/13/2017	6/13/2017	6/21/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361800	USD	-50,000,000.00	-50,000,000.00	6/13/2017	6/13/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010361861	USD	-40,000,000.00	-40,000,000.00	6/14/2017	6/14/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010361904	USD	-50,000,000.00	-50,000,000.00	6/14/2017	6/15/2017	6/28/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362041	USD	-15,000,000.00	-15,000,000.00	6/15/2017	6/15/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362165	USD	-50,000,000.00	-50,000,000.00	6/16/2017	6/19/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010362202	USD	-30,000,000.00	-30,000,000.00	6/16/2017	6/19/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362325	USD	-20,000,000.00	-20,000,000.00	6/20/2017	6/21/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362339	USD	-20,000,000.00	-20,000,000.00	6/21/2017	6/21/2017	6/30/2017

DIN/SELL USD/IBRD/DIN IBRDUS26JUN17	0010362340	USD	-50,000,000.00	-50,000,000.00	6/21/2017	6/22/2017	6/26/2017

DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010362375	USD	-10,000,000.00	-10,000,000.00	6/23/2017	6/23/2017	6/30/2017

Sub-total Maturing Borrowings - United States Dollar			-14,377,713,000.00	-14,377,713,000.00

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 1 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0420BRL06.65	0000015262	BRL	20,000,000.00	6,352,735.65	4/24/2017	4/28/2017	4/28/2020

BOND/SELL BRL/IBRD/GDIF/0420BRL06.65	0000015271	BRL	25,000,000.00	7,902,015.01	5/4/2017	5/15/2017	4/28/2020

BOND/SELL BRL/IBRD/GDIF/1119BRL06.81	0000015251	BRL	28,500,000.00	9,169,884.17	4/19/2017	5/24/2017	11/29/2019

BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000015297	BRL	20,000,000.00	5,934,189.83	5/19/2017	5/30/2017	9/26/2019

BOND/SELL BRL/IBRD/GDIF/0621BRL07.50	0000015315	BRL	150,000,000.00	46,058,893.97	5/30/2017	6/9/2017	6/9/2021

BOND/SELL BRL/IBRD/GDIF/1219BRL07.71	0000015309	BRL	37,500,000.00	11,467,363.88	5/24/2017	6/20/2017	12/20/2019

BOND/SELL BRL/IBRD/GDIF/0120BRL06.72	0000015354	BRL	29,700,000.00	8,927,095.39	6/21/2017	7/20/2017	1/28/2020

BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000015307	BRL	20,000,000.00	6,121,824.30	5/23/2017	5/31/2017	6/30/2025

BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000015360	BRL	15,000,000.00	4,489,001.95	6/23/2017	7/3/2017	6/30/2025

Sub-total New Borrowings			345,700,000.00	106,423,004.16

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0623AUDSTR	0000015316	AUD	67,876,000.00	50,747,491.40	5/24/2017	6/30/2017	6/30/2023

BOND/SELL AUD/IBRD/GDIF/0432AUD00.00	0000015243	AUD	6,000,000.00	4,548,900.00	4/13/2017	4/24/2017	4/23/2032

Sub-total New Borrowings			73,876,000.00	55,296,391.40

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 2 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

CHINA YUAN RENMINBI

BOND/SELL CNY/IBRD/GDIF/0721CNY02.50	0000015268	CNY	25,000,000.00	3,625,999.87	5/2/2017	5/12/2017	7/22/2021

BOND/SELL CNY/IBRD/GDIF/0620CNY03.75	0000015346	CNY	100,000,000.00	14,698,101.01	6/15/2017	6/22/2017	6/12/2020

Sub-total New Borrowings			125,000,000.00	18,324,100.87

Canadian Dollar

BOND/SELL CAD/IBRD/GDIF/0727CAD01.50	0000015381	CAD	5,000,000.00	3,842,311.53	6/29/2017	7/24/2017	7/24/2027

Sub-total New Borrowings			5,000,000.00	3,842,311.53

Columbian Peso

BOND/SELL COP/IBRD/GDIF/0619COP04.25	0000015339	COP	500,000,000,000.00	171,556,013.04	6/12/2017	6/20/2017	6/20/2019

Sub-total New Borrowings			500,000,000,000.00	171,556,013.04

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0424EURSTR	0000015231	EUR	100,000,000.00	106,705,000.00	4/5/2017	4/18/2017	4/18/2024

BOND/SELL EUR/IBRD/NSV/0737EURSTR	0000015348	EUR	5,000,000.00	5,589,000.00	6/16/2017	7/6/2017	7/6/2037

BOND/SELL EUR/IBRD/NSV/0737EURSTR01	0000015353	EUR	5,000,000.00	5,589,000.00	6/16/2017	7/6/2017	7/6/2037

Sub-total New Borrowings			110,000,000.00	117,883,000.00

Pound Sterling

BOND/SELL GBP/IBRD/GDIF/1221GBP00.75	0000015380	GBP	150,000,000.00	194,490,000.00	6/29/2017	7/7/2017	12/7/2021

Sub-total New Borrowings			150,000,000.00	194,490,000.00

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 3 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees

BOND/SELL INR/IBRD/GDIF/0427INR00.00	0000015257	INR	650,000,000.00	10,064,256.41	4/21/2017	4/28/2017	4/12/2027

BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015242	INR	1,250,000,000.00	19,389,990.89	4/11/2017	4/18/2017	10/28/2019

BOND/SELL INR/IBRD/GDIF/0422INR04.90	0000015239	INR	300,000,000.00	4,647,200.06	4/10/2017	4/19/2017	4/19/2022

BOND/SELL INR/IBRD/GDIF/0420INR04.80B	0000015224	INR	1,470,000,000.00	22,601,476.01	4/3/2017	4/27/2017	4/27/2020

BOND/SELL INR/IBRD/GDIF/0420INR04.79	0000015228	INR	232,000,000.00	3,573,766.70	4/5/2017	4/27/2017	4/27/2020

BOND/SELL INR/IBRD/GDIF/0422INR04.90	0000015260	INR	400,000,000.00	6,193,388.56	4/21/2017	4/28/2017	4/19/2022

BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000015265	INR	600,000,000.00	9,327,633.11	4/28/2017	5/11/2017	7/22/2021

BOND/SELL INR/IBRD/GDIF/0422INR04.90	0000015277	INR	300,000,000.00	4,638,936.14	5/9/2017	5/16/2017	4/19/2022

BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015285	INR	2,500,000,000.00	38,854,567.35	5/12/2017	5/19/2017	10/28/2019

BOND/SELL INR/IBRD/GDIF/0520INR05.75	0000015287	INR	1,607,000,000.00	24,975,715.90	5/12/2017	5/22/2017	5/8/2020

BOND/SELL INR/IBRD/GDIF/0521INR05.35	0000015283	INR	3,113,600,000.00	48,362,845.60	5/11/2017	5/24/2017	5/24/2021

BOND/SELL INR/IBRD/GDIF/0422INR04.90	0000015292	INR	300,000,000.00	4,626,416.84	5/18/2017	5/25/2017	4/19/2022

BOND/SELL INR/IBRD/GDIF/0622INR05.32	0000015259	INR	1,005,700,000.00	15,571,727.18	4/21/2017	5/30/2017	6/1/2022

BOND/SELL INR/IBRD/GDIF/0520INR05.00	0000015272	INR	455,000,000.00	7,077,030.76	5/8/2017	5/30/2017	5/29/2020

BOND/SELL INR/IBRD/GDIF/0621INR05.16	0000015308	INR	265,400,000.00	4,097,101.62	5/24/2017	6/1/2017	6/2/2021

BOND/SELL INR/IBRD/GDIF/0622INR05.04	0000015306	INR	172,500,000.00	2,661,318.32	5/23/2017	6/6/2017	6/6/2022

BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015320	INR	1,000,000,000.00	15,514,098.44	6/2/2017	6/9/2017	10/28/2019

BOND/SELL INR/IBRD/GDIF/0722INR05.02	0000015299	INR	1,962,500,000.00	30,409,855.12	5/22/2017	6/29/2017	7/7/2022

BOND/SELL INR/IBRD/GDIF/0620INR04.74	0000015323	INR	410,000,000.00	6,370,416.41	6/5/2017	6/29/2017	6/29/2020

Sub-total New Borrowings			17,993,700,000.00	278,957,741.41

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 4 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0422JPYSTR03	0000015249	JPY	128,000,000.00	1,176,308.41	4/18/2017	4/26/2017	4/11/2022

BOND/SELL JPY/IBRD/GDIF/1018JPYSTR02	0000015250	JPY	1,220,000,000.00	11,211,689.56	4/18/2017	4/26/2017	10/10/2018

BOND/SELL JPY/IBRD/GDIF/0520JPYSTR04	0000015267	JPY	2,500,000,000.00	22,380,376.89	5/1/2017	5/25/2017	5/26/2020

BOND/SELL JPY/IBRD/GDIF/0522JPYSTR	0000015274	JPY	150,000,000.00	1,332,326.69	5/8/2017	5/30/2017	5/27/2022

BOND/SELL JPY/IBRD/GDIF/1118JPYSTR02	0000015305	JPY	1,069,000,000.00	9,608,125.11	5/23/2017	5/30/2017	11/9/2018

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR04	0000015324	JPY	1,000,000,000.00	9,041,591.32	6/5/2017	6/19/2017	6/20/2018

BOND/SELL JPY/IBRD/GDIF/0620JPYSTR07	0000015352	JPY	6,623,000,000.00	59,377,801.69	6/20/2017	6/29/2017	6/8/2020

BOND/SELL JPY/IBRD/GDIF/0619JPYSTR05	0000015355	JPY	3,284,000,000.00	29,525,736.12	6/21/2017	6/29/2017	6/13/2019

Sub-total New Borrowings			15,974,000,000.00	143,653,955.79

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015300	MXN	50,000,000.00	2,683,411.15	5/22/2017	5/31/2017	11/16/2019

BOND/SELL MXN/IBRD/GDIF/0424MXN00.00	0000015263	MXN	80,000,000.00	4,223,976.35	4/26/2017	5/8/2017	4/30/2024

BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000015317	MXN	400,000,000.00	21,490,933.51	6/1/2017	6/8/2017	9/19/2022

BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000015342	MXN	200,000,000.00	11,037,527.59	6/13/2017	6/20/2017	3/13/2027

BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015364	MXN	235,000,000.00	13,092,505.52	6/26/2017	7/10/2017	7/10/2024

Sub-total New Borrowings			965,000,000.00	52,528,354.12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 5 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Kazakhstan Tenge

BOND/SELL KZT/IBRD/GDIF/0419KZT08.25	0000015240	KZT	1,990,000,000.00	6,375,650.78	4/10/2017	4/24/2017	4/24/2019

Sub-total New Borrowings			1,990,000,000.00	6,375,650.78

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0227NZD03.60	0000015293	NZD	10,000,000.00	6,926,000.00	5/18/2017	5/30/2017	2/6/2027

Sub-total New Borrowings			10,000,000.00	6,926,000.00

Polish Zloty

BOND/SELL PLN/IBRD/GDIF/0727PLN02.25	0000015382	PLN	10,000,000.00	2,688,208.17	6/29/2017	7/24/2017	7/24/2027

Sub-total New Borrowings			10,000,000.00	2,688,208.17

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 6 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Russian Rouble

BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015230	RUB	500,000,000.00	8,911,250.19	4/5/2017	4/12/2017	8/22/2018

BOND/SELL RUB/IBRD/GDIF/0421RUB06.02	0000015226	RUB	250,000,000.00	4,433,716.82	4/3/2017	4/27/2017	4/28/2021

BOND/SELL RUB/IBRD/GDIF/0121RUB05.43	0000015252	RUB	200,000,000.00	3,563,776.00	4/19/2017	4/27/2017	1/20/2021

BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015279	RUB	1,000,000,000.00	17,135,405.69	5/9/2017	5/16/2017	11/23/2020

BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015281	RUB	500,000,000.00	8,625,597.32	5/10/2017	5/17/2017	8/22/2018

BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015295	RUB	500,000,000.00	8,751,325.83	5/19/2017	5/26/2017	8/22/2018

BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015375	RUB	1,000,000,000.00	16,782,198.12	6/28/2017	7/6/2017	11/23/2020

Sub-total New Borrowings			3,950,000,000.00	68,203,269.96

Swedish Krona

BOND/SELL SEK/IBRD/GDIF/0447SEK02.23	0000015225	SEK	250,000,000.00	27,989,095.45	4/3/2017	4/10/2017	4/10/2047

BOND/SELL SEK/IBRD/GDIF/0447SEK02.18	0000015227	SEK	250,000,000.00	27,862,914.46	4/5/2017	4/12/2017	4/12/2047

BOND/SELL SEK/IBRD/GDIF/0447SEK02.08	0000015237	SEK	250,000,000.00	27,528,037.31	4/10/2017	4/18/2017	4/18/2047

Sub-total New Borrowings			750,000,000.00	83,380,047.22

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015266	TRY	100,000,000.00	28,264,556.25	4/28/2017	5/8/2017	3/16/2020

BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015270	TRY	25,000,000.00	7,065,440.11	5/3/2017	5/11/2017	3/4/2022

BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015301	TRY	10,000,000.00	2,809,778.03	5/22/2017	5/31/2017	11/16/2019

BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015312	TRY	20,000,000.00	5,610,098.18	5/25/2017	6/2/2017	12/10/2019

BOND/SELL TRY/IBRD/GDIF/0620TRY08.65	0000015330	TRY	11,000,000.00	3,107,520.20	6/6/2017	6/15/2017	6/15/2020

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 7 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL TRY/IBRD/GDIF/0621TRY08.70	0000015331	TRY	11,000,000.00	3,107,520.20	6/6/2017	6/15/2017	6/15/2021

BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015341	TRY	50,000,000.00	14,210,601.11	6/13/2017	6/23/2017	3/4/2022

BOND/SELL TRY/IBRD/GDIF/0620TRY08.65	0000015356	TRY	11,000,000.00	3,112,620.26	6/21/2017	6/29/2017	6/15/2020

BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015357	TRY	25,000,000.00	7,074,136.96	6/21/2017	6/30/2017	3/4/2022

BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015379	TRY	20,000,000.00	5,699,467.10	6/29/2017	7/7/2017	12/10/2019

BOND/SELL TRY/IBRD/GDIF/0420TRY00.00	0000015244	TRY	6,700,000.00	1,821,988.96	4/13/2017	4/25/2017	4/27/2020

BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015291	TRY	100,000,000.00	28,164,253.93	5/17/2017	5/24/2017	2/24/2020

BOND/SELL TRY/IBRD/GDIF/0527TRY00.00	0000015296	TRY	100,000,000.00	27,796,694.97	5/19/2017	5/26/2017	5/26/2027

BOND/SELL TRY/IBRD/GDIF/0420TRY00.00	0000015290	TRY	6,000,000.00	1,689,855.24	5/17/2017	5/30/2017	4/27/2020

BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015336	TRY	150,000,000.00	42,375,275.44	6/6/2017	6/13/2017	2/24/2020

BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015359	TRY	100,000,000.00	28,490,028.49	6/23/2017	6/30/2017	2/24/2020

Sub-total New Borrowings			745,700,000.00	210,399,835.40

United States Dollar

BOND/SELL USD/IBRD/GDIF/0427USDSTR01	0000015229	USD	12,000,000.00	12,000,000.00	4/4/2017	4/18/2017	4/20/2027

BOND/SELL USD/IBRD/GDIF/0637USDSTR03	0000015338	USD	183,000,000.00	183,000,000.00	6/9/2017	6/20/2017	6/20/2037

BOND/SELL USD/IBRD/GDIF/0737USDSTR01	0000015369	USD	91,000,000.00	91,000,000.00	6/27/2017	7/7/2017	7/7/2037

BOND/SELL USD/IBRD/GDIF/0422USD02.00	0000015232	USD	300,000,000.00	300,000,000.00	4/5/2017	4/12/2017	4/12/2022

BOND/SELL USD/IBRD/GDIF/0422USDFRN	0000015233	USD	50,000,000.00	50,000,000.00	4/5/2017	4/12/2017	4/12/2022

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 8 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0422USD02.00A	0000015235	USD	25,000,000.00	25,000,000.00	4/7/2017	4/19/2017	4/19/2022

BOND/SELL USD/IBRD/GDIF/0420USD00.00	0000015238	USD	100,000,000.00	100,000,000.00	4/10/2017	4/20/2017	4/20/2020

BOND/SELL USD/IBRD/GDIF/0421USDSTR07	0000015246	USD	950,000,000.00	950,000,000.00	4/17/2017	4/20/2017	4/14/2021

BOND/SELL USD/IBRD/GDIF/0422USDSTR03	0000015247	USD	300,000,000.00	300,000,000.00	4/17/2017	4/20/2017	4/14/2022

BOND/SELL USD/IBRD/GDIF/0523USDSTR03	0000015255	USD	100,000,000.00	100,000,000.00	4/19/2017	4/24/2017	5/4/2023

BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000015248	USD	90,000,000.00	90,000,000.00	4/18/2017	4/25/2017	12/17/2021

BOND/SELL USD/IBRD/GDIF/0422USDFRN01	0000015253	USD	400,000,000.00	400,000,000.00	4/19/2017	4/26/2017	4/26/2022

BOND/SELL USD/IBRD/GDIF/0422USD01.93	0000015254	USD	22,000,000.00	22,000,000.00	4/20/2017	4/27/2017	4/27/2022

BOND/SELL USD/IBRD/GDIF/0624USDSTR	0000015269	USD	210,000,000.00	210,000,000.00	5/2/2017	5/5/2017	6/7/2024

BOND/SELL USD/IBRD/GDIF/0625USDSTR02	0000015275	USD	166,000,000.00	166,000,000.00	5/8/2017	5/11/2017	6/6/2025

BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000015276	USD	150,000,000.00	150,000,000.00	5/8/2017	5/15/2017	12/17/2021

BOND/SELL USD/IBRD/GDIF/0320USDSTR10	0000015337	USD	35,000,000.00	35,000,000.00	5/12/2017	5/17/2017	3/17/2020

BOND/SELL USD/IBRD/GDIF/0527USD00.00	0000015256	USD	300,000,000.00	300,000,000.00	4/21/2017	5/19/2017	5/19/2027

BOND/SELL USD/IBRD/GDIF/0527USD00.00A	0000015261	USD	150,000,000.00	150,000,000.00	4/24/2017	5/19/2017	5/19/2027

BOND/SELL USD/IBRD/GDIF/0527USDSTR01	0000015280	USD	20,000,000.00	20,000,000.00	5/12/2017	5/22/2017	5/22/2027

BOND/SELL USD/IBRD/GDIF/0532USDSTR	0000015282	USD	10,000,000.00	10,000,000.00	5/10/2017	5/24/2017	5/24/2032

BOND/SELL USD/IBRD/GDIF/0620USDSTR06	0000015318	USD	200,000,000.00	200,000,000.00	6/1/2017	6/6/2017	6/1/2020

BOND/SELL USD/IBRD/GDIF/0620USDSTR07	0000015333	USD	66,950,000.00	66,950,000.00	6/6/2017	6/9/2017	6/3/2020

BOND/SELL USD/IBRD/GDIF/0620USDSTR08	0000015334	USD	26,300,000.00	26,300,000.00	6/6/2017	6/9/2017	6/3/2020

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 9 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0620USDSTR09	0000015335	USD	6,750,000.00	6,750,000.00	6/6/2017	6/9/2017	6/3/2020

BOND/SELL USD/IBRD/GDIF/0622USDSTR04	0000015304	USD	300,000,000.00	300,000,000.00	5/22/2017	6/15/2017	6/15/2022

BOND/SELL USD/IBRD/GDIF/0723USDSTR03	0000015340	USD	350,000,000.00	350,000,000.00	6/12/2017	6/15/2017	7/12/2023

BOND/SELL USD/IBRD/GDIF/0626USDFRN	0000015322	USD	110,000,000.00	110,000,000.00	6/5/2017	6/20/2017	6/20/2026

BOND/SELL USD/IBRD/GDIF/0621USDSTR04	0000015351	USD	430,000,000.00	430,000,000.00	6/20/2017	6/23/2017	6/1/2021

BOND/SELL USD/IBRD/GDIF/0623USDSTR02	0000015350	USD	10,000,000.00	10,000,000.00	6/19/2017	6/29/2017	6/29/2023

BOND/SELL USD/IBRD/GDIF/0632USDSTR	0000015347	USD	50,000,000.00	50,000,000.00	6/15/2017	6/30/2017	6/30/2032

BOND/SELL USD/IBRD/GDIF/0720USDSTR02	0000015376	USD	225,000,000.00	225,000,000.00	6/28/2017	7/7/2017	7/15/2020

BOND/SELL USD/IBRD/GDIF/0720USDSTR03	0000015377	USD	95,000,000.00	95,000,000.00	6/28/2017	7/7/2017	7/15/2020

BOND/SELL USD/IBRD/GDIF/0722USDSTR01	0000015378	USD	10,000,000.00	10,000,000.00	6/28/2017	7/12/2017	7/12/2022

BOND/SELL USD/IBRD/GDIF/0727USDSTR	0000015383	USD	35,000,000.00	35,000,000.00	6/29/2017	7/27/2017	7/27/2027

Sub-total New Borrowings			5,579,000,000.00	5,579,000,000.00

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000015278	ZAR	50,000,000.00	3,666,307.37	5/9/2017	5/18/2017	9/26/2019

BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015258	ZAR	220,000,000.00	16,720,501.62	4/21/2017	5/19/2017	11/29/2024

Sub-total New Borrowings			270,000,000.00	20,386,808.98

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 10 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Zambian Kwacha

BOND/SELL ZMW/IBRD/GDIF/0620ZMW14.00	0000015241	ZMW	50,000,000.00	5,291,005.29	4/11/2017	4/26/2017	6/29/2020

Sub-total New Borrowings			50,000,000.00	5,291,005.29

Total New Borrrowings				7,125,605,698.13

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 11 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0617AUD03.24	0000011426	AUD	-17,066,000.00	-12,875,443.70	5/23/2012	6/12/2012	6/13/2017

BOND/SELL AUD/IBRD/GDIF/0617AUD02.484	0000013049	AUD	-19,000,000.00	-14,372,550.00	5/20/2014	6/23/2014	6/23/2017

Sub-total Maturing Borrowings			-36,066,000.00	-27,247,993.70

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0417BRL05.64	0000012179	BRL	-40,180,000.00	-12,620,139.46	3/19/2013	4/24/2013	4/28/2017

BOND/SELL BRL/IBRD/GDIF/0517BRL05.73	0000012260	BRL	-33,500,000.00	-10,286,486.32	4/18/2013	5/28/2013	5/30/2017

BOND/SELL BRL/IBRD/GDIF/0617BRL05.88	0000012367	BRL	-49,020,000.00	-14,794,024.45	5/23/2013	6/27/2013	6/28/2017

BOND/SELL BRL/IBRD/GDIF/0517BRL07.86	0000012536	BRL	-53,000,000.00	-16,183,453.18	8/5/2013	8/29/2013	5/26/2017

BOND/SELL BRL/IBRD/GDIF/0417BRL08.13	0000012628	BRL	-52,040,000.00	-16,345,247.82	9/20/2013	10/21/2013	4/28/2017

BOND/SELL BRL/IBRD/GDIF/0517BRL08.43	0000012666	BRL	-52,200,000.00	-16,028,495.10	10/17/2013	11/22/2013	5/30/2017

BOND/SELL BRL/IBRD/GDIF/0417BRL09.30	0000012946	BRL	-52,100,000.00	-16,364,093.22	3/13/2014	4/23/2014	4/28/2017

BOND/SELL BRL/IBRD/GDIF/0517BRL09.51	0000013008	BRL	-54,300,000.00	-16,673,319.62	4/17/2014	5/22/2014	5/30/2017

BOND/SELL BRL/IBRD/GDIF/0617BRL09.15	0000013046	BRL	-44,400,000.00	-13,399,728.38	5/19/2014	6/23/2014	6/28/2017

BOND/SELL BRL/IBRD/GDIF/0617BRL08.97	0000013052	BRL	-11,500,000.00	-3,488,654.29	5/20/2014	6/26/2014	6/27/2017

BOND/SELL BRL/IBRD/GDIF/0517BRL08.58	0000013335	BRL	-45,000,000.00	-13,817,668.19	10/16/2014	11/21/2014	5/30/2017

Sub-total Maturing Borrowings			-487,240,000.00	-150,001,310.03

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 12 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0517EUR02.50	0000010043	EUR	-2,000,000.00	-2,232,700.00	2/25/2010	3/5/2010	5/19/2017

BOND/SELL EUR/IBRD/GDIF/0417EUR00.90	0000011320	EUR	-40,000,000.00	-42,558,000.00	3/26/2012	4/13/2012	4/13/2017

BOND/SELL EUR/IBRD/GDIF/0517EUR00.549	0000011394	EUR	-30,000,000.00	-33,651,000.00	5/9/2012	5/25/2012	5/25/2017

BOND/SELL EUR/IBRD/GDIF/0617EUR00.44	0000011467	EUR	-10,000,000.00	-11,359,000.00	6/20/2012	6/28/2012	6/28/2017

BOND/SELL EUR/IBRD/GDIF/0517EUR00.01	0000012284	EUR	-24,000,000.00	-26,084,400.00	4/25/2013	5/10/2013	5/10/2017

BOND/SELL EUR/IBRD/GDIF/0417EUR00.109	0000013102	EUR	-250,000,000.00	-273,450,000.00	6/24/2014	6/30/2014	4/30/2017

BOND/SELL EUR/IBRD/GDIF/0617EUR00.131	0000013103	EUR	-750,000,000.00	-855,187,500.00	6/24/2014	6/30/2014	6/30/2017

BOND/SELL EUR/IBRD/GDIF/0517EURFRN	0000013162	EUR	-300,000,000.00	-327,930,000.00	7/24/2014	8/4/2014	5/4/2017

Sub-total Maturing Borrowings			-1,406,000,000.00	-1,572,452,600.00

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 13 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

CHINA YUAN RENMINBI

BOND/SELL CNY/IBRD/GDIF/0517CNY01.51	0000013011	CNY	-60,500,000.00	-8,766,083.23	4/22/2014	5/7/2014	5/7/2017

Sub-total Maturing Borrowings			-60,500,000.00	-8,766,083.23

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/0517HUF05.50	0000010813	HUF	-382,000,000.00	-1,377,569.42	6/22/2011	6/28/2011	5/19/2017

Sub-total Maturing Borrowings			-382,000,000.00	-1,377,569.42

Indian Rupees

BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013391	INR	-2,500,000,000.00	-38,593,647.49	11/13/2014	11/24/2014	5/24/2017

BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013486	INR	-1,000,000,000.00	-15,437,458.99	1/6/2015	1/14/2015	5/24/2017

BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013576	INR	-750,000,000.00	-11,578,094.25	2/4/2015	2/11/2015	5/24/2017

BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013700	INR	-1,500,000,000.00	-23,156,188.49	3/20/2015	3/27/2015	5/24/2017

BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013843	INR	-2,000,000,000.00	-30,874,917.99	5/22/2015	6/2/2015	5/24/2017

Sub-total Maturing Borrowings			-7,750,000,000.00	-119,640,307.21

Korean Won

BOND/SELL KRW/IBRD/GDIF/0417KRW01.50	0000013015	KRW	-1,860,000,000.00	-1,633,104.61	4/23/2014	4/30/2014	4/30/2017

Sub-total Maturing Borrowings			-1,860,000,000.00	-1,633,104.61

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 14 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Norwegian Krone

BOND/SELL NOK/IBRD/GDIF/0517NOK03.75	0000010028	NOK	-400,000,000.00	-47,511,016.62	2/19/2010	3/2/2010	5/19/2017

BOND/SELL NOK/IBRD/GDIF/0517NOK02.125	0000011407	NOK	-1,000,000,000.00	-119,015,031.60	5/16/2012	5/29/2012	5/29/2017

Sub-total Maturing Borrowings			-1,400,000,000.00	-166,526,048.22

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0617NZD03.54	0000013050	NZD	-13,600,000.00	-9,897,400.00	5/20/2014	6/23/2014	6/23/2017

Sub-total Maturing Borrowings			-13,600,000.00	-9,897,400.00

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0517TRY13.625	0000007895	TRY	-283,402,000.00	-78,776,389.49	4/25/2007	5/9/2007	5/9/2017

BOND/SELL TRY/IBRD/GDIF/0517TRY13.625	0000008216	TRY	-250,000,000.00	-69,491,737.43	8/22/2007	8/31/2007	5/9/2017

BOND/SELL TRY/IBRD/GDIF/0517TRY13.625	0000011542	TRY	-25,000,000.00	-6,949,173.74	7/30/2012	8/6/2012	5/9/2017

BOND/SELL TRY/IBRD/GDIF/0517TRY13.625	0000011646	TRY	-25,000,000.00	-6,949,173.74	10/3/2012	10/10/2012	5/9/2017

Sub-total Maturing Borrowings			-583,402,000.00	-162,166,474.41

Uruguayan Peso

BOND/SELL UYU/IBRD/GDIF/0417UYUSTR	0000008959	UYU	-1,981,530,000.00	-69,466,432.95	5/28/2008	6/4/2008	4/15/2017

Sub-total Maturing Borrowings			-1,981,530,000.00	-69,466,432.95

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 15 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0417ZAR00.50	0000011298	ZAR	-294,730,000.00	-22,349,194.31	3/16/2012	4/25/2012	4/26/2017

BOND/SELL ZAR/IBRD/GDIF/0617ZAR05.52	0000011414	ZAR	-831,150,000.00	-63,883,754.09	5/18/2012	6/28/2012	6/28/2017

BOND/SELL ZAR/IBRD/GMTN/0417ZAR00.002	0000000863	ZAR	-948,425,000.00	-68,851,179.67	4/4/1997	4/4/1997	4/4/2017

BOND/SELL ZAR/IBRD/GMTN/0417ZAR00.002	0000000864	ZAR	-1,000,000,000.00	-72,595,281.31	5/12/1997	5/12/1997	4/4/2017

BOND/SELL ZAR/IBRD/GDIF/0417ZAR0	0000000005	ZAR	-120,125,000.00	-8,720,508.17	7/14/1998	7/21/1998	4/4/2017

Sub-total Maturing Borrowings			-3,194,430,000.00	-236,399,917.55

United States Dollar

BOND/SELL USD/IBRD/COLTS/0417USD08.80	0000000456	USD	-20,000,000.00	-20,000,000.00	4/14/1987	4/14/1987	4/30/2017

BOND/SELL USD/IBRD/COLTS/0517USD08.75	0000000457	USD	-6,700,000.00	-6,700,000.00	4/22/1987	4/22/1987	5/1/2017

BOND/SELL USD/IBRD/COLTS/0517USD09.65	0000000679	USD	-100,000.00	-100,000.00	4/21/1989	4/21/1989	5/1/2017

BOND/SELL USD/IBRD/COLTS/0517USD08.50	0000000738	USD	-20,000,000.00	-20,000,000.00	11/1/1989	11/1/1989	5/30/2017

BOND/SELL USD/IBRD/COLTS/0617USD08.50	0000000739	USD	-22,000,000.00	-22,000,000.00	11/1/1989	11/1/1989	6/30/2017

BOND/SELL USD/IBRD/GDIF/0417USD00.875	0000011193	USD	-5,000,000,000.00	-5,000,000,000.00	2/1/2012	2/9/2012	4/17/2017

BOND/SELL USD/IBRD/GDIF/0417USD00.875	0000012591	USD	-100,000,000.00	-100,000,000.00	8/30/2013	9/10/2013	4/17/2017

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 16 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0617USDCAR01	0000013109	USD	-30,000,000.00	-30,000,000.00	6/25/2014	6/30/2014	6/7/2017

BOND/SELL USD/IBRD/GDIF/0617USD00.90	0000013454	USD	-25,000,000.00	-25,000,000.00	12/11/2014	12/19/2014	6/19/2017

BOND/SELL USD/IBRD/GDIF/0417USD00.67	0000013721	USD	-40,000,000.00	-40,000,000.00	3/30/2015	4/10/2015	4/10/2017

BOND/SELL USD/IBRD/GDIF/0517USD00.65	0000013744	USD	-20,000,000.00	-20,000,000.00	4/10/2015	4/17/2015	5/15/2017

BOND/SELL USD/IBRD/GDIF/0517USD00.625	0000013760	USD	-500,000,000.00	-500,000,000.00	4/16/2015	4/27/2015	5/2/2017

BOND/SELL USD/IBRD/GDIF/0617USD00.70	0000013796	USD	-20,000,000.00	-20,000,000.00	5/5/2015	5/12/2015	6/12/2017

BOND/SELL USD/IBRD/GDIF/0517USDSTR04	0000013791	USD	-50,000,000.00	-50,000,000.00	4/30/2015	5/19/2015	5/19/2017

BOND/SELL USD/IBRD/GDIF/0517USDSTR05	0000013840	USD	-100,000,000.00	-100,000,000.00	5/21/2015	5/29/2015	5/26/2017

BOND/SELL USD/IBRD/GDIF/0617USD00.82	0000013884	USD	-50,000,000.00	-50,000,000.00	6/9/2015	6/16/2015	6/16/2017

BOND/SELL USD/IBRD/GDIF/0517USDFRN	0000014515	USD	-300,000,000.00	-300,000,000.00	5/9/2016	5/16/2016	5/16/2017

Sub-total Maturing Borrowings - United States Dollar			-6,303,800,000.00	-6,303,800,000.00

Total Maturing Borrowings				-8,829,375,241.31

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 17 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/1120AUD00.50	0000015294	AUD	-5,000,000.00	-3,738,250.00	5/18/2017	5/24/2017	11/5/2020

BOND/BUY AUD/IBRD/GDIF/1120AUD00.50	0000015344	AUD	-4,194,000.00	-3,176,116.20	6/14/2017	6/21/2017	11/5/2020

Sub-total early Retirements			-9,194,000.00	-6,914,366.20

Brazilian Real

BOND/BUY BRL/IBRD/GDIF/0124BRL00.00	0000015273	BRL	-70,000,000.00	-22,415,421.81	5/8/2017	5/15/2017	1/30/2024

BOND/BUY BRL/IBRD/GDIF/0717BRL09.15	0000015216	BRL	-14,900,000.00	-4,773,422.61	3/30/2017	4/6/2017	7/28/2017

BOND/BUY BRL/IBRD/GDIF/0817BRL08.82	0000015217	BRL	-12,800,000.00	-4,100,658.35	3/30/2017	4/6/2017	8/29/2017

BOND/BUY BRL/IBRD/GDIF/0318BRL05.58	0000015218	BRL	-20,860,000.00	-6,682,791.65	3/30/2017	4/6/2017	3/28/2018

BOND/BUY BRL/IBRD/GDIF/0221BRL09.60	0000015264	BRL	-23,800,000.00	-7,458,126.38	4/27/2017	5/5/2017	2/12/2021

BOND/BUY BRL/IBRD/GDIF/0218BRL09.42	0000015321	BRL	-14,260,000.00	-4,372,623.57	6/2/2017	6/9/2017	2/28/2018

Sub-total early Retirements			-156,620,000.00	-49,803,044.37

Columbian Peso

BOND/BUY COP/IBRD/GDIF/0817COP04.50	0000015349	COP	-420,380,000,000.00	-138,852,005.26	6/19/2017	6/23/2017	8/3/2017

Sub-total early Retirements			-420,380,000,000.00	-138,852,005.26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 18 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0537JPYSTR24	0000015284	JPY	-300,000,000.00	-2,682,163.61	5/11/2017	5/25/2017	5/26/2037

BOND/BUY JPY/IBRD/GDIF/1118JPYSTR	0000015289	JPY	-200,000,000.00	-1,802,045.32	5/16/2017	5/30/2017	11/28/2018

BOND/BUY JPY/IBRD/GDIF/0637JPYSTR04	0000015298	JPY	-100,000,000.00	-904,159.13	5/19/2017	6/5/2017	6/5/2037

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR56	0000015319	JPY	-700,000,000.00	-6,395,906.62	6/1/2017	6/7/2017	3/25/2032

BOND/BUY JPY/IBRD/GDIF/0918JPYSTR03	0000015314	JPY	-5,033,000,000.00	-45,769,108.35	5/30/2017	6/12/2017	9/12/2018

Sub-total early Retirements			-6,333,000,000.00	-57,553,383.04

Mexican Peso

BOND/BUY MXN/IBRD/GDIF/0618MXN03.26	0000015328	MXN	-37,940,000.00	-2,093,818.98	6/6/2017	6/13/2017	6/12/2018

BOND/BUY MXN/IBRD/GDIF/0819MXN03.42	0000015329	MXN	-14,880,000.00	-821,192.05	6/6/2017	6/13/2017	8/12/2019

BOND/BUY MXN/IBRD/GDIF/1118MXN03.15	0000015332	MXN	-27,640,000.00	-1,525,386.31	6/6/2017	6/13/2017	11/13/2018

Sub-total early Retirements			-80,460,000.00	-4,440,397.35

United States Dollar

BOND/BUY USD/IBRD/GDIF/0637USDSTR01	0000015302	USD	-95,915,951.32	-95,915,951.32	5/22/2017	6/20/2017	6/20/2037

BOND/BUY USD/IBRD/GDIF/0637USDSTR02	0000015303	USD	-95,915,951.32	-95,915,951.32	5/22/2017	6/20/2017	6/20/2037

BOND/BUY USD/IBRD/GDIF/0418USDSTR	0000015182	USD	-5,000,000.00	-5,000,000.00	3/14/2017	4/4/2017	4/4/2018

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2017 through June 30, 2017	Page 19 / 19

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY USD/IBRD/GDIF/1118USDSTR02	0000015234	USD	-100,000,000.00	-100,000,000.00	4/6/2017	5/2/2017	11/2/2018

BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000015311	USD	-58,000,000.00	-58,000,000.00	5/25/2017	5/31/2017	5/31/2026

BOND/BUY USD/IBRD/GDIF/1221USDSTR02	0000015288	USD	-100,000,000.00	-100,000,000.00	5/16/2017	6/7/2017	12/7/2021

BOND/BUY USD/IBRD/GDIF/1221USDSTR06	0000015313	USD	-100,000,000.00	-100,000,000.00	5/26/2017	6/19/2017	12/19/2021

BOND/BUY USD/IBRD/GDIF/0322USDSTR06	0000015325	USD	-100,000,000.00	-100,000,000.00	6/6/2017	6/23/2017	3/23/2022

BOND/BUY USD/IBRD/GDIF/0322USDSTR05	0000015326	USD	-125,000,000.00	-125,000,000.00	6/6/2017	6/23/2017	3/23/2022

BOND/BUY USD/IBRD/GDIF/0621USDSTR	0000015327	USD	-5,296,000.00	-5,296,000.00	6/6/2017	6/26/2017	6/25/2021

BOND/BUY USD/IBRD/GDIF/1221USDSTR07	0000015345	USD	-6,000,000.00	-6,000,000.00	6/14/2017	6/30/2017	12/30/2021

Sub-total early Retirements			-791,127,902.64	-791,127,902.64

South African Rand

BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015209	ZAR	-100,000,000.00	-7,259,528.13	3/29/2017	4/4/2017	6/20/2024

BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015210	ZAR	-100,000,000.00	-7,259,528.13	3/29/2017	4/4/2017	6/20/2024

BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015211	ZAR	-100,000,000.00	-7,259,528.13	3/29/2017	4/4/2017	6/20/2024

BOND/BUY ZAR/IBRD/GDIF/0924ZAR00.00	0000015213	ZAR	-300,000,000.00	-21,778,584.39	3/29/2017	4/4/2017	9/20/2024

BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015245	ZAR	-200,000,000.00	-15,021,443.11	4/13/2017	4/19/2017	6/20/2024

BOND/BUY ZAR/IBRD/GDIF/0624ZAR00.00	0000015358	ZAR	-350,000,000.00	-26,793,643.02	6/22/2017	6/30/2017	6/20/2024

Sub-total early Retirements			-1,150,000,000.00	-85,372,254.91

Total Early Retirements				-1,134,063,353.77